POLISH SECURITIES AND EXCHANGE COMMISSION
the Half-Year Report SA-P 2006

082-04639

(In accordance with § 86, section 1, point 2 of the Decree of the Minister of Finance dated October 19, 2005 – Journal of Laws No 209, point 1744)
(for issuers of securities involved in production, construction, trade or services activities)

For the period from 1 January 2006 to 30 June 2006,
and for the prior period from 1 January 2005 to 30 June 2005

Publication date: 12 September 2006

KGHM Polska Miedź Spółka Akcyjna
(name of the issuer)

KGHM Polska Miedź S.A.	METALS INDUSTRY
(short name of the issuer)	(issuer branch title according to the Warsaw Stock Exchange)
59-301	Lubin
(postal code)	(city)
Marii Skłodowskiej-Curie	48
(street)	(number)
48 76 74 78 200	48 76 74 78 500
(telephone)	(fax)
IR@BZ.KGHM.pl	www.kghm.pl
(e-mail)	(www)
692-000-00-13	390021764
(NIP)	(REGON)

06016849

SUPPL

PricewaterhouseCoopers Spółka z o.o.
(Entity entitled to audit financial statements)

The half-year report includes:

- ☒ Auditor's report on the review of the half-year financial statements
- ☒ Declaration by the Management Board on the accuracy of the prepared financial statements
- ☒ Declaration by the Management Board regarding the entity entitled to audit financial statements
- ☒ The half-year financial statements:
  - ☒ Introduction
  - ☒ Balance sheet
  - ☒ Income statement
  - ☒ Statement of changes in equity
  - ☒ Cash flow statement
  - ☒ Additional information and explanations
- ☒ Management's report (Report on the Company's activities)

SELECTED FINANCIALS ITEMS	in '000 PLN		in '000 EUR	
	H1/2006	H1/2005	H1/2006	H1/2005
I. Net revenue from the sale of products, goods for resale and materials	5 602 057	3 533 851	1 436 351	866 034
II. Operating profit (loss)	2 155 421	1 019 844	552 644	249 931
III. Profit (loss) before taxation	2 215 976	1 095 565	568 170	268 488
IV. Net profit (loss)	1 996 201	1 018 582	511 820	249 622
V.Net cash flow from operations	1 072 439	669 803	274 970	164 147
VI. Net cash flow from investing activities	(233 779)	(294 685)	(59 940)	(72 218)
VII. Net cash flow from financing activities	(11 733)	19 759	(3 008)	4 842
VIII. Total net cash flow	826 927	394 877	212 022	96 771
IX. Total assets	13 500 660	9 484 942	3 338 937	2 347 700
X. Liabilities and provisions for liabilities	8 347 806	3 720 906	2 064 551	920 994
XI. Long term liabilities	33 910	64 327	8 387	15 922
XII. Short term liabilities	6 229 819	1 946 740	1 540 738	481 854
XIII. Equity	5 152 854	5 764 036	1 274 386	1 426 706
XIV. Share capital	2 000 000	2 000 000	494 633	495 037
XV. Number of shares	200 000 000	200 000 000	200 000 000	200 000 000
XVI. Earnings (loss) per ordinary share (in PLN/EUR)	9.98	5.09	2.56	1.25
XVII. Diluted earnings (loss) per ordinary share (in PLN/EUR)	9.98	5.09	2.56	1.25
XVIII. Net assets per share (in PLN/EUR)	25.76	28.82	6.37	7.13
XIX. Diluted net assets per share (in PLN/EUR)	25.76	28.82	6.37	7.13
XX. Declared or paid dividend per ordinary share (in PLN/EUR)	10.00	2.00	2.56	0.50

This report is a direct translation from the original Polish version. In the event of differences resulting from the translation, reference should be made to the official Polish version.

KGHM POLSKA MIEDŹ S.A.

AUDITOR'S REPORT ON ITS REVIEW OF THE COMPANY'S FINANCIAL STATEMENTS FOR THE FIRST HALF OF 2006

Lubin, September 2006

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers Sp. z o.o.
Al. Armii Ludowej 14
00-638 Warszawa
Poland
Telephone +48 (22) 523 4000
Facsimile +48 (22) 523 4040
http://www.pwc.com/pl

Independent registered auditor's report on the review of the financial statements for the period from 1 January to 30 June 2006

To the Shareholders and the Supervisory Board of KGHM Polska Miedź S.A

TRANSLATORS' EXPLANATORY NOTE

The following document is a free translation of the registered auditor's report of the above-mentioned Polish company. In Poland statutory accounts must be prepared and presented in accordance with Polish legislation and in accordance with the accounting principles and practices generally used in Poland.

The accompanying translated report has not been reclassified or adjusted in any way to conform to accounting principles generally accepted in countries other than in Poland, but certain terminology current in Anglo-Saxon countries has been adopted to the extent practicable. In the event of any discrepancy in interpreting the terminology, the Polish language version is binding.

We have reviewed the attached financial statements of KGHM Polska Miedź S.A. (hereinafter called *the Company*), Lubin, Marii Curie-Skłodowskiej 48, comprising:

(a) the introduction to the financial statements;

(b) the balance sheet as at 30 June 2006, showing total assets and total liabilities & equity of PLN 13,500,660 thousand;

(c) the income statement for the period from 1 January to 30 June 2006, showing a net profit of PLN 1,996,201 thousand;

(d) the statement of changes in equity for the period from 1 January to 30 June 2006, showing a decrease in equity of PLN 1,061,224 thousand;

(e) the cash flow statement for the period from 1 January to 30 June 2006, showing a net increase in cash and cash equivalents of PLN 826,927 thousand;

(f) additional notes and explanations.

The Company's Management Board is responsible for preparing financial statements which comply with the applicable regulations. Our responsibility was to present a report on these financial statements based on our review.

PRICEWATERHOUSECOOPERS

Independent registered auditor's report
on the review of the financial statements
for the period from 1 January to 30 June 2006

To the Shareholders and the Supervisory Board of KGHM Polska Miedź S.A

We conducted the review in accordance with auditing standards issued by the National Council of Registered Auditors in Poland, applicable in the Republic of Poland. These auditing standards require that we plan and perform our review to obtain reasonable assurance that the half-year financial statements are free of any material misstatement. We have performed the review by analysing the said financial statements, inspecting the accounting records, and making use of information obtained from the Company's Management Board and employees.

The scope of the work performed was significantly narrower than the scope of an audit of the financial statements, because the review was not aimed at expressing an opinion on the truth and fairness of the financial statements. This report does not constitute an audit opinion within the meaning of the Accounting Act of 29 September 1994 (uniform text, *Journal of Laws* of 2002, No. 76, item 694 with further amendments, hereinafter called *the Act*).

Our review did not indicate the need for any significant changes to the attached half-year financial statements to ensure that they give a true, fair and clear view of the Company's financial position as at 30 June 2006 and of the results of its operations for the period from 1 January to 30 June 2006, in accordance with the accounting policies specified in the Act and related regulations, and taking into account the provisions of the Decree of the Minister of Finance dated 19 October 2005 concerning periodic reporting requirements for issuers of securities admitted to public trading (Journal of Laws of 2005, No. 209, item 1744 with further amendments) and the Decree of the Minister of Finance dated 18 October 2005 concerning information to be disclosed in the separate and consolidated financial statements of issuers with their registered office in Poland prepared, in accordance with Polish Accounting Regulations, for publication in a prospectus (Journal of Laws of 2005, No. 209, item 1743).

On behalf of PricewaterhouseCoopers Sp. z o.o.:

Adam Celiński
Member of the Management Board
Registered Auditor
No. 90033/7039

Registered Audit Company
No. 144

Warsaw, 5 September 2006.

KGHM POLSKA MIEDŹ S.A.

DECLARATION BY THE MANAGEMENT BOARD ON THE ACCURACY OF THE PREPARED FINANCIAL STATEMENTS

Lubin, September 2006

DECLARATION BY THE MANAGEMENT BOARD ON THE ACCURACY OF THE PREPARED FINANCIAL STATEMENTS

According to our best judgement the half-year financial statements and the comparative data have been prepared in accordance with accounting principles currently in force, and reflect in a fair, clear and accurate way the material and financial situation of KGHM Polska Miedź S.A. and the financial result of the Company. The half-year report of the Management Board presents a true picture of the growth and achievements, as well as the condition, of KGHM Polska Miedź S.A., including a description of the basic risks and threats.

Signatures

Signatures of all Members of the Management Board			
Date	**First, Last name**	**Position/Function**	**Signature**
5 September 2006	*Krzysztof Skóra*	President of the Management Board	
5 September 2006	*Maksymilian Bylicki*	I Vice President of the Management Board	
5 September 2006	*Marek Fusiński*	Vice President of the Management Board	
5 September 2006	*Stanisław Kot*	Vice President of the Management Board	
5 September 2006	*Ireneusz Reszczyński*	Vice President of the Management Board	

KGHM POLSKA MIEDŹ S.A.

DECLARATION BY THE MANAGEMENT BOARD REGARDING THE ENTITY ENTITLED TO AUDIT FINANCIAL STATEMENTS

Lubin, September 2006

DECLARATION BY THE MANAGEMENT BOARD REGARDING THE ENTITY ENTITLED TO AUDIT FINANCIAL STATEMENTS

The entity entitled to audit financial statements, and which has reviewed the half-year financial statements, was selected in accordance with legal provisions. This entity, as well as the registered auditors who have carried out this review, have met the conditions for issuing an impartial and independent report on their review, in accordance with appropriate Polish legal provisions.

Signatures

Signatures of all Members of the Management Board			
Date	**First, Last name**	**Position/Function**	**Signature**
5 September 2006	*Krzysztof Skóra*	President of the Management Board	
5 September 2006	*Maksymilian Bylicki*	I Vice President of the Management Board	
5 September 2006	*Marek Fusiński*	Vice President of the Management Board	
5 September 2006	*Stanisław Kot*	Vice President of the Management Board	
5 September 2006	*Ireneusz Reszczyński*	Vice President of the Management Board	

KGHM POLSKA MIEDŹ S.A.

FINANCIAL STATEMENTS FOR THE FIRST HALF OF 2006

Lubin, September 2006

TABLE OF CONTENTS

INTRODUCTION TO THE HALF - YEAR FINANCIAL STATEMENTS

1. NAME, HEAD OFFICE, BUSINESS

KGHM Polska Miedz S.A. with its head office in Lubin is a joint stock company registered at the Wrocław Fabryczna Regional Court, Section IX (Economic) of the National Court of Registrations under No. KRS 23302.
The basic business of the Company comprises:

- the mining of non-ferrous metals ore,
- the excavation of gravel and sand,
- the production of copper, precious and non-ferrous metals,
- the production of salt,
- the casting of light and non-ferrous metals,
- the forging, pressing, stamping and roll forming of metal; powder metallurgy,
- the management of wastes,
- wholesale sales based on direct or contractual payments,
- the warehousing and storage of goods,
- activities connected with the management of holding entities,
- geological-exploratory activities,
- general construction activities with respect to mining and production facilities,
- the generation and distribution of electrical energy and of steam and hot water, the generation of gas, and the distribution of gaseous fuels through a supply network,
- professional rescue services,
- scheduled and non-scheduled air transport, and
- telecommunication and computer -related activities

The shares of KGHM Polska Miedź S.A. are listed on a regulated market under the "metals industry" sector of the Warsaw Stock Exchange.

2. TIME FRAME OF COMPANY EXISTANCE

KGHM Polska Miedź S.A. has been conducting its business since 12 September 1991. The time frame of its activities is unlimited. The legal antecedent of the Company was a State-owned enterprise Kombinat Górniczo-Hutniczy Miedzi in Lubin, which was transformed into a State-owned, joint stock company pursuant to principles set down in the law dated 13 July 1990 on the privatisation of State-owned enterprises.

3. PERIODS COVERED BY THE FINANCIAL STATEMENTS

The financial statements of the Company cover:

- the current period from 1 January to 30 June 2006, and
- the comparable data for the period from 1 January to 30 June 2005.

4. COMPOSITION OF BODIES OF THE COMPANY

The Supervisory Board

The composition of the Supervisory Board of KGHM Polska Miedź S.A. at 1 January 2006 is as follows:

- Elżbieta Niebisz	Chairman of the Supervisory Board
- Tadeusz Janusz	Vice Chairman of the Supervisory Board
- Jan Rymarczyk	Secretary of the Supervisory Board
- Krzysztof Szamałek	
- Maciej Kruk	
- Marek Wierzbowski	

as well as the following employee-elected members:

-Józef Czyczerski
-Leszek Hajdacki
-Ryszard Kurek

On 30 January 2006 Marek Wierzbowski submitted his resignation from membership on the Supervisory Board.
The Extraordinary General Shareholders Meeting of KGHM Polska Miedź S.A. on 31 January 2006 recalled the following persons from the Supervisory Board:

- Elżbieta Niebisz
- Jan Rymarczyk
- Krzysztof Szamałek, and
- Tadeusz Janusz,

and appointed the following persons to the Supervisory Board
- Czesław Cichoń
- Antoni Dynowski
- Krzysztof Skóra
- Marcin Ślęzak, and
- Ryszard Wojnowski.

On 10 February 2006 the Supervisory Board appointed the following functions: Chairman of the Board – Antoni Dynowski, Deputy Chairman – Maciej Kruk and Secretary – Józef Czyczerski.

On 24 February 2006, Krzysztof Skóra, who had been delegated by the Supervisory Board to temporarily perform the duties of President of the Management Board, submitted his resignation from membership on the Supervisory Board as a result of his being appointed President of the Management Board by the Supervisory Board.

On 10 August 2006 Czesław Cichoń submitted his resignation from membership on the Supervisory Board.

Members of the Supervisory Board, in accordance with the Statutes of the Company, are appointed and recalled by the General Shareholders Meeting.

The Management Board

During the period from 1 January 2006 to 10 February 2006 the Management Board of KGHM Polska Miedź S.A., and the respective division of duties, was as follows:

Marek Szczerbiak	President of the Management Board
Jarosław Andrzej Szczepek	I st Vice President of the Management Board Vice President of the Management Board for Finance-Economics
Wiktor Błądek	Vice President of the Management Board for Mining (suspended from the duties of Member of Management Board)
Andrzej Krug	Vice President of the Management Board for Employee Affairs (suspended from the duties of Member of Management Board)
Robert Nowak	Vice President of the Management Board for Trade, Marketing and Hedging
Sławomir Pakulski	Vice President of the Management Board for Smelting

On 10 February 2006 the Supervisory Board recalled Marek Szczerbiak as President of the Management Board and delegated member of the Supervisory Board Krzysztof Skóra to temporarily perform the duties of President of the Management Board.

On 24 February 2006 the Supervisory Board of the Company carried out the following changes in the composition of the Management Board:
- Krzysztofa Skóra was appointed as President of the Management Board of KGHM Polska Miedź S.A.,
- Jarosław Andrzej Szczepek, Andrzej Krug, Robert Nowak and Sławomir Pakulski were recalled from the Management Board,
- Maksymilian Bylicki, Mirosław Biliński, Marek Fusiński and Ireneusz Reszczyński were appointed to the Management Board,
- the suspension of Wiktor Błądek from his duties as a Vice President of the Management Board was lifted, effective from 8 March 2006.

Following the introduction of these changes the Management Board, and the respective division of duties, was as follows:

Krzysztof Skóra	President of the Management Board
Maksymilian Bylicki	I st Vice President of the Management Board Vice President of the Management Board for Employee Affairs
Mirosław Biliński	Vice President of the Management Board for Smelting
Wiktor Błądek	Vice President of the Management Board for Mining (duties assumed from 8 March 2006)
Marek Fusiński	Vice President of the Management Board for Finance-Economics
Ireneusz Reszczyński	Vice President of the Management Board for Trade, Marketing and Hedging

As a result of the expiration of the Vth-term Management Board of KGHM Polska Miedź S.A., the Supervisory Board at its meeting of 31 May 2006 appointed Krzysztof Skóra as President of the VIth-term Management Board and appointed the following persons to the VIth-term Management Board: Maksymilian Bylicki, Ireneusz Reszczyński, Marek Fusiński and Stanisław Kot.

The Management Board, and the respective division of duties at 30 June 2006, was as follows:

Krzysztof Skóra	President of the Management Board
Maksymilian Bylicki	I st Vice President of the Management Board Vice President of the Management Board for Employee Affairs
Marek Fusiński	Vice President of the Management Board for Finance-Economics
Stanisław Kot	Vice President of the Management Board for Smelting
Ireneusz Reszczyński	Vice President of the Management Board for Trade, Marketing and Hedging

The rights and duties attributable to the Vice President of the Management Board for Mining are being temporarily performed by the Vice President of the Management Board for Smelting – Stanisław Kot.

5. COMBINED DATA OF THE FINANCIAL STATEMENTS

The financial statements of the Company for the given period and comparable prior period were prepared as combined statements of the Company's Divisions – each having its own accounting system - following elimination of mutual revenues and costs and of mutual debtor and creditor balances.

6. KGHM POLSKA MIEDŹ S.A. AS A PARENT ENTITY

KGHM Polska Miedź S.A. as a parent entity prepares and publishes consolidated financial statements of KGHM Polska Miedź S.A. Group based on International Financial Reporting Standards approved by the European Union.

7. MERGER OF COMPANIES

There were no mergers with other companies either in the current reporting period or in the comparable prior period.

8. GOING CONCERN CONSIDERATION

The financial statements have been prepared under the going concern consideration. There are no reasons suggesting any threats to the going concern consideration in the foreseeable future.

9. COMPARABILITY OF STATEMENTS

To ensure comparability, data for the first half of 2005 have been restated with regard to the presentation of the result of realised exchange rate differences on hedging - related loans presented in revenues from the sale of products, reducing the respective result on financial operations.
A description of these differences in relation to previously-published statements is presented *in additional explanatory note nr 15.*

10. ADJUSTMENTS ARISING DUE TO AUDITOR OPINIONS

There were no qualifications to the financial statements of the Company in the auditor's opinions in the prior period, ended 31 December 2005.

11. ACCOUNTING PRINCIPLES, VALUATION METHODS

In the presented periods the Company applied the following accounting principles and valuation methods as outlined in the Accounting Act dated 29 September 1994 (Journal of Laws from 2002 nr 76 item 694 with subsequent amendments), and in the Industry Accounting Principles and Chart of Accounts of KGHM Polska Miedź S.A.

11.1 Intangible assets

Intangible assets include:
- acquired property rights – copyrights and related rights, licenses, concessions, rights to inventions, patents, trademarks, utility and decorative designs, know-how,
- development costs of successfully-completed projects to be utilised in the production of new products or improved technology, and
- goodwill,

and also, included in non-current assets, the above rights used under a lease, rental or other similar agreement, if such an agreement met one of the conditions specified in art. 3 section 4 of the Accounting Act dated 29 September 1994.
Intangible assets are valued at:
- the purchase cost for acquired property rights,
- the costs incurred for capitalised development costs, and
- the difference between the purchase price of an entity or its organised part, and the lower fair value of acquired net assets, for goodwill.

The initial value of intangible assets is decreased by accumulated depreciation and write-offs due to permanent diminution in value.

Depreciation of intangible assets is based on the straight line method, adapted to the expected useful life, as well as in the following manner:

- full depreciation of intangible assets whose value does not exceed the amount of fixed assets permitted to be fully depreciated under the Tax Law,
- over a period of 5 years for development costs,
- over a period of 5 years for goodwill, and
- for acquired property rights, over the period of their useful life, established individually for the elements of these property rights.

11.2 Tangible fixed assets

Tangible fixed assets include:

- fixed assets
- property, i.e. Company-owned land as well as acquired right to perpetual usufruct to land, also structures, buildings and premises constituting a separate property, as well as rights to housing or business premises,
- machines, equipment, vehicles, etc.,
- improvements to external fixed assets (at the level of costs incurred), and
- fixed assets used on the basis of rental, lease or similar agreements, including leasing agreements
- fixed assets under construction and advances on fixed assets under construction.

In addition, fixed assets include cost of future mine closure and other technological objects. These costs, after being discounted, increase the initial value of fixed assets and are subject to depreciation beginning from the moment they are brought into use, proportionally to the period as established in the schedule of liquidation.
Non-current assets also include external fixed assets used under a lease, rental or other similar agreement, if said agreement meets one of the conditions specified in art. 3 section 4 of the Accounting Act dated 29 September 1994.

The Company recognises as off-balance sheet the following items:

- State Treasury land received for perpetual usufruct, valued based on property assessment documents, these documents being the basis for making usufruct payments,
- external fixed assets, used based on agreements which do not meet the conditions specified in art. 3 section 4 of the Accounting Act dated 29 September 1994,
- fixed assets destined to be liquidated, until the liquidation, and
- low-value assets meeting conditions for classification as fixed assets excluded from the balance sheet based on art. 4 section 4 of the Accounting Act of 29 September 1994.

Fixed assets – the initial value of fixed assets is their purchase cost, and in the case of fixed assets manufactured by the Company, their manufacturing cost.
Fixed assets disclosed or obtained free of charge are valued at the sale price of the same or similar assets. The initial value of a fixed asset is increased by expenditure on its improvement.
Initial value and previously depreciation of fixed assets are revalued based on separate rulings, though in no case being higher than fair value. Any difference arising on revaluation is recognised under revaluation reserve.
The Company makes write-offs of fixed assets due to permanent diminution of value, revaluing these fixed assets to the net selling price or to otherwise- estimated fair value.

Depreciation is based on principles outlined in the Accounting Act dated 29 September 1994, as well as internal regulations approved by the Management Board of the Company, i.e.:

- the Industry Table of Depreciation Rates, and
- the Industry Catalog for Selection of Additional Balance Sheet Depreciation Rates.

Depreciation is based on the following principles:

1. full depreciation of fixed assets whose value does not exceed the amount of fixed assets permitted to be fully depreciated under the tax law, recognised as consumption of materials,
2. fixed assets being the initial or complex equipment for a given site, whose value does not exceed the amount of fixed assets permitted to be fully depreciated under corporate income tax rules, are depreciated over a period between 3 and 5 years, and
3. other fixed assets are depreciated by the straight line method, i.e. by allocating on a systematic basis over its useful life in equal monthly increments proportionally to passage of time.

Fixed assets under construction – the initial value of fixed assets under construction is their purchase cost, and in the case of manufactured assets, their manufacturing cost.
The value of fixed assets under construction is decreased by permanent diminution of value to the net selling price or to otherwise-estimated fair value.

11.3 Long term investments

The Company recognises as long term investments assets acquired to obtain economic benefits arising from their increase in value, from interest gains, dividends, profit sharing or other benefits.
The following are recognised as long term investments:

- financial assets - shares, long term loans granted and other financial assets, and
- other long term investments.

Beginning from 1 January 2004 investments which are recognised as non-current assets are measured as follows:

- shares in subordinated entities - by the equity method,
- shares in other entities - by the purchase cost less diminution in value,
- long term financial assets which have an active market - by market value,
- loans granted, by their amortised purchase cost estimated based on the effective interest rate,
- other long term assets, including investment properties and intangible assets - by their purchase cost.

Long term investments denominated in foreign currencies are measured based on the average exchange rate set for a given currency by the National Bank of Poland (NBP).

11.4 Inventory

Inventory is comprised of:

- materials,
- semi-finished products and work in progress,
- finished goods,
- goods for resale, and
- advances on deliveries.

Inventories are valued in accordance with the following principles:

- additions of materials and goods for resale at purchase cost,
- manufactured materials – at manufacturing cost,
- production wastes - at net realisable value,
- disposal of materials and goods for resale – at the weighted average costs for the given item,
- materials and goods for resale in stock – at the weighted average costs as for disposal,
- own products- finished products and semi-finished products - are valued at manufacturing cost.

At the balance sheet date inventories are valued based on the above-mentioned principles, but not higher than the net selling price.

11.5 Debtors

Recognised as debtors are assets of a reliable estimated value characterised as bringing probable economic benefits to the Company.

From the point of view of maturity, these debtors are recognised as either long term or short term assets.

The Company recognises as long term assets those debtors having a maturity date of over 12 months from the balance sheet date, in all cases excepting those of trade debtors.
The Company recognises trade debtors as short term assets regardless of their maturity date, as well as all other types of debtors having a maturity date of less than 12 months from the balance sheet date.

Debtors are valued at the amount due, following the prudence principle. Interest for delay in payments of debtors are calculated based on contractual agreement.

Beginning on 1 January 2004 debtors denominated in foreign currencies as at the date of the operation and at the balance sheet date are measured at the average exchange rate set for the given currency by the NBP.
The Company creates provisions for doubtful debt.

11.6 Short term investments

The Company recognises as short term investments those assets which are payable, due or designated for disposal within 12 months from the balance sheet date or from the date of their arising, issuance or acquisition, or representing cash and cash equivalents.

The following are recognised as short term investments:

1. short term financial assets
   - shares and other securities, loans granted, derivative instruments, other financial assets including term bank deposits and interest accrued on financial assets being payable or due within 3-12 months from the date of their receipt, issuance, acquisition or from establishment of the asset,
   - cash on hand and cash in current bank accounts,
   - other cash and cash equivalents,
   - other monetary assets, which include financial investments with high liquidity, and easily exchangeable for known cash amounts, and
2. other short term investments.

Short term investments are initially measured at their purchase cost, or at their purchase price if the transaction and settlement costs are immaterial.

At the balance sheet date short term investments are measured, depending on their classification as financial instruments. Financial assets held for trading, including derivative instruments held for trading, are measured at fair value, with the result of this measurement shown in profit and loss; financial assets classified as loans and receivables originated and as financial instruments held to maturity are measured at amortised purchase cost. Monetary resources are not classified under any category of financial instruments, and are valued at their nominal value, increased by interest due at the balance sheet date, applying the concept of prudent valuation. Investments denominated in foreign currencies as at their acquisition date and at the balance sheet date are measured at the average exchange rate set for the given currency by the NBP.

11.6.1 Derivative financial instruments

1. Recognition and measurement of derivative financial instruments in the balance sheet

Derivative financial instruments are recognised in the books at the moment when the Company becomes a party to a contract. Purchased instruments are initially accounted for as short term financial assets at their initial value, representing the purchase cost of the given instrument, or – in the case of sold instruments – in short term liabilities, at the selling price of the given instrument. In the case of options the initial value represents the premium obtained or paid.

Embedded derivative financial instruments are excluded from any agreement containing such a derivative and are recognised in the books at the date when the agreement is entered into, if all of the following conditions are met:

- The agreement containing the embedded derivative financial instrument (a mixed agreement) is not valued at its fair value, whose changes are recognised under financial income or costs,
- The nature of the embedded derivative financial instrument and its related risks are not closely connected to the nature of the underlying agreement and its related risks,
- A separate instrument, whose nature is comparable to that of an embedded derivative financial instrument, would meet the definition of a derivative financial instrument,
- It is possible to establish a trustworthy fair value for embedded instruments.

At the balance sheet date derivatives are revalued to fair value. Derivatives having a fair value above zero are treated as financial assets and are shown in short term financial assets, while instruments having a negative value are treated as financial liabilities and are presented in short term liabilities.

2. Fair value

Estimated fair value is equal to the amount recoverable or payable to close an outstanding position at the balance sheet date. Where possible, transactions are valued by the market value.

In the case of buy or sell commodity forwards the fair value was estimated based on forwards prices for the maturity dates of specific transactions. In the case of copper the official LME closing prices and variability factors as at the balance sheet date from Reuters were used. For silver we applied the LBM *fixing* price, also at the balance sheet date. In the case of volatility and silver forward rates, quotations given by banks/brokers were used.

As respects the currency market the *fixing* price as at the balance sheet date was used. Currency interest rates and currency variability factors from Reuters were used

2.1 Presentation of fair value changes and gains or losses from realisation of derivative instruments.

Presentation of the effects of changes in fair value, or gains or losses from the realisation of derivative instruments, depends on their intended use. The instruments are classified as hedging instruments and instruments held for trading. Hedging instruments are classified as fair value hedges and future cash flow hedges. In addition, derivative instruments, depending on the character of the item being hedged, are recognised as commodity market instruments and currency instruments.

2.2 Presentation of instruments held for trading

Profits and losses arising from changes in the fair value of instruments held for trading, due either to their valuation at the balance sheet date or to their realisation, are presented as either financial costs or financial income in the income statement, in the period in which they arose.

2.3 Presentation of hedging instruments

Hedging, for purposes of accounting, is based on proportional compensation, between those results achieved due to changes in fair value or of changes in cash flow arising from a hedging instrument and a given hedged item.

a) Fair value hedges

A fair value hedge:
- hedges the risk of changes in the fair value of recognised assets or liabilities (or their parts) or of an unrecognised firm commitment and which may be assigned to a particular type of risk associated with such elements, and
- has an impact on the reported net profit or loss.

Gains and losses arising from changes in fair value of hedging instruments are recognised as financial costs or income in the income statement, in the period in which they arose.
Simultaneously, profits or losses on a hedged position which may be assigned to a given risk adjust the carrying value of the hedged item and are immediately recognised in the income statement.

b) Cash flow hedges

Cash flow hedges:
- hedge the exposure to variability of cash flows that is attributable to a particular type of risk associated with a recognised asset or liability, or a highly probable forecasted transaction, and
- affects reported net profit or loss.

Gains and losses arising from changes in fair value of cash flow hedges are presented as a separate item under equity, in that portion in which the instrument represents an effective hedge of the associated hedged item. The portion which is ineffective is taken directly to the income statement as financial income or costs.

Gains or losses having arisen from this cash flow hedge are recognised in the income statement when the given hedged item affects the income statement. The effective part adjusts revenues from sales, while the ineffective part is taken to the income statement as financial income or costs.

Hedge effectiveness is the degree to which changes in the fair value or cash flow of the hedged item that are attributable to a hedged risk are offset by changes in the fair value or cash flow of the hedging instruments.

If the hedged future valid commitment or forecasted transaction results in recognition of an asset or liability in the balance sheet, then, at the time the item is recognised, all associated gains and losses are reflected in the purchase cost or other carrying amount of the asset or liability.

The Company, as respects accounting for hedging transactions, applies future cash flow hedges. The designated hedges relate to future forecast transactions as assumed in the Company Sales Plan for a given year. These plans are prepared based on the production capabilities of the Company for a given period. KGHM Polska Miedź S.A. considers the probability of these transactions occurring as being very high, as the Company, from a historical point of view, has always realised its sales at those levels assumed in individual Sales Plans.

In addition, the Company has a long list of steady, reliable and long term clients, diversified as respects geography. Therefore, the probability that a majority of these clients would cease to work with the Company is rather small. Should such a scenario occur, i.e. the termination of contracts by the clients of KGHM Polska

Miedź S.A. and the inability to find alternative clients, then the Company has the possibility of realising its assumed sales through the delivery of its products to the commodity markets. Both the copper and silver sold by KGHM are highly standardised products, and therefore the number of potential clients globally is very high, in addition to which the products of KGHM are of a high quality, which is attested to by the certificates they have been granted.

2.4 Dedesignation of hedges

The Company ceases to recognise financial instruments in its accounts as hedging instruments upon their expiry, sale, termination or realisation, or when the Company withdraws a designation of a given financial instrument as a hedge. The Company may designate a given instrument as a hedge in a new or different hedging relationship or use it as a hedge of another type of risk.

In such a case, for cash flow hedging, gains or losses arising in the periods in which such hedging was effective are retained in equity until the hedged item is realised.

If the hedge of future valid commitment or forecasted transaction becomes ineffective (the hedged position no longer meets the definition of future valid commitment, or the possibility exist that the forecasted transaction will not take place), then the profit or loss shown in equity is immediately transferred to the income statement.

11.6.2 Foreign-denominated bank loans as a future cash flow hedging transaction

Currency Risk Management

According to Risk Management Policy, the Company, avoids exposure to the currency risk arising from indebtedness by making use of natural sources of financing in US dollars.
The accounting policy applied should reflect such hedges in the financial statements of the Company.
The risk management's goal is to eliminate currency risk connected with future, highly probable revenues from sales in US dollars.
By incurring liabilities in the same currency in which it earns its revenues (forecast future sales transactions denominated in USD), the Company avoids exposure to the currency risk related to the said revenues in the amount of the credit drawn.
Thanks to this hedging, the Company achieves a stable spot exchange rate for future revenues for the period of the hedge.
This hedging relationship is of a future cash flow hedging nature.
Revolving (renewable) foreign-denominated loans are not designated as hedging instruments.

Financial assets which are not derivative financial instruments, or financial liabilities which are not derivative financial instruments, may be designated as a hedging instrument only for the purpose of hedging against currency risk.

11.7 Prepayments

The Company recognises under prepayments costs incurred or assets consumed which relate to future financial periods. The value of these costs was based on their future economic benefits.

Prepayments consist of:
- one time payments of wages together with charges,
- development costs, until their completion,
- annual payments due to property and personal insurance, subscriptions to periodicals, perpetual usufruct of land, rent payments received in advance, etc.,
- one-off depreciation write-offs of fixed assets, being the initial or complex equipment for a given site,
- new production preparation costs,
- social fund (ZFŚS) write-offs settled within the year.

Long term prepayments also include deferred tax assets.

From the point of view of their period of settlement, prepayments are qualified as short term or long term assets.

The Company applies an individually-estimated period to write-offs of prepayments, depending on the type and amount of the item.
Valuation of prepayments as at the balance sheet date reflects the prudence principle.

11.8 Equity

Equity consists of:
- share capital stated at nominal value,
- reserve capital created and utilised pursuant to Company Statutes,
- a revaluation reserve – capital from the revaluation of fixed assets and from the measurement of hedging instruments to their fair value, in that part reflecting an effective hedge,
- reserve capital created for purposes outlined by the Statutes of the Company,
- retained profit or uncovered losses from prior years, and
- net profit from the current financial period.

11. 9 Liabilities

The Company recognises as liabilities the obligation, arising from past events, to provide benefits of clearly defined value which lead to the use of current or future assets of the Company.

The Company includes as liabilities:
- financial liabilities due to bank and other loans, the issuance of debt securities, financial instruments, leasing, etc.,
- trade liabilities,
- liabilities due to customs, taxation, insurance and other public obligations,
- liabilities due to wages, and
- all other types of liabilities.

Also recognised as liabilities are:
- provisions for liabilities, whose maturity date is uncertain, but whose value may be reliably estimated,
- special funds – the Company Social Fund (ZFŚS) and others, and
- accruals and deferred income.

Liabilities are measured at their nominal value on the date they arise.
At the balance sheet date liabilities are measured at the payable amount – together with interest payable or the revaluation of claims – at a level specified by contract and including exchange rate differences arising from the valuation of liabilities at the exchange rate in force. Financial liabilities assigned to specific categories of financial instruments are measured respectively at amortised purchase cost or fair value.
Liabilities denominated in foreign currencies as at their date of arising and at the balance sheet date are valued at the average exchange rate set for the given currency by the NBP.

11.9.1 Contingent liabilities – off-balance sheet

The Company recognises as contingent liabilities potential future obligations to provide benefits, whose arising is dependent upon the existance of specified events in the future.
The following are recognised as contingent (off-balance sheet) liabilities among others:
- guarantees, securities and bills of exchange granted to third parties, arising from agreements,
- liabilities due to compensation for damages arising in connection with the Company's economic activities, for cases remaining in proceedings,
- suspended contingent environmental penalties,
- liabilities arising from innovation contracts, calculated based on future effects, and
- liabilities to the State Treasury due to freely-granted perpetual usufruct of land, in an amount reflecting the valuation of such land based on property assessment documents.

11.9.2 Provisions

The Company creates provisions when it has a present obligation (legal or constructive) as a result of a past event, and when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and when a reliable estimate can be made of the amount of the obligation.
Provisions are created, among others, for the following liabilities:

- deferred income tax, created in connection with the taxable temporary differences between the carrying amount of assets and equity and liabilities, and their taxable value,
- future employee benefits due to jubilee bonuses, retirement benefits and coal equivalent payments paid after the employment period,
- costs of future mine closure and other technological objects, following mining excavation,
- the effects of legal and administrative proceedings,
- the granting of guarantees, securities and other similar liabilities, from the moment in which the risk of incurring expenses on behalf of a third party arises, and
- other future liabilities arising from unresolved issues.

The Company itself estimates the value of provisions.
The deferred income tax provision is set at the amount of taxation due for payment in the future, and reflects in most instances the prevailing income tax rate of the year in which the tax liability arises.
The provision for future employee benefits is set at an amount estimated by actuarial methods.
The classification of provisions into long and short term is done based on proportions set using statistical methods by an actuary.
The provision for mine closure costs and other technological objects is set in accordance with the principles of IAS 16, IAS 37 and IFRIC 1.

11.9.3 Accruals

The Company recognises as accruals, recognised in the balance sheet under equity and liabilities, probable liabilities chargeable to the current financial period which arise from benefits obtained by the Company from contracted parties and employees, if the value of the liability is known or may be reliably estimated, or which arise from the obligation to provide future benefits based on on-going activities, whose value may be reliably estimated.
Accruals include:
- wages together with charges paid once a year,
- accounted-for costs of fees arising from the settlement of production, if they were not recognised as non-invoiced liabilities,
- short term provisions due to unutilised vacations, revalued at year-end, and
- other short term costs matched to revenues, representing future liabilities estimated on the basis of signed agreements or other reliable estimates.

11.9.4 Deferred income

Deferred income includes:
- cash and cash equivalents received to finance the acquisition or creation of fixed assets under construction and of development costs which are settled simultaneously to the depreciation write-off, of fixed assets financed by these sources,
- the value of fixed assets, fixed assets under construction and of intangible assets, obtained free of charge, including as a donation, which are settled simultaneously to the depreciation write-off of these assets, and
- negative goodwill, arising when the purchase price of an entity or an organised part thereof is lower than the fair value of net assets acquired.

11.10 Revenues, costs, financial result

11.10.1 Revenues

The Company recognises as revenues from sales the probable realisation in the financial period of economic benefits, of a reliably-determined amount, in the form of an increase in the value of assets, or decrease of liabilities, which lead to an increase in equity in a manner other than the granting of funds by their owner. Revenues from sales are adjusted by the result from the settlement of derivative hedging instruments and by the result from settlement of non-derivative financial instruments representing hedging instruments.

The Company also recognises the following as revenues:

1. other operating income, connected indirectly with its economic activities:

- gains on the disposal of fixed assets, fixed assets under construction and of intangible assets,

- write-offs of subsidies received to finance the acquisition or creation of fixed assets, fixed assets under construction and research projects,
- write-offs of fixed assets and of intangible assets obtained free of charge or by donation,
- provisions released which were created in prior periods,
- the reversal of write-offs revaluing assets, upon elimination of the reason for which the write-offs were made,
- penalties and compensation received,
- funds recovered from the liquidation of fixed assets,
- adjustments to operating income from prior years, and
- other similar income.

2. financial income

- dividends and income from profit sharing,
- interest on investments, from funds on current bank accounts and from delay in payments from debtors,
- gain on the disposal of investments, including from the settlement of derivative hedging instruments in that part representing the ineffective part of the hedge and from the settlement of derivative instruments not designated as hedging instruments,
- exchange rate gains over losses,
- the revaluation of short and long term investments, in that part not accounted for as a revaluation reserve,
- the release of provisions created for financial liabilities, and
- other financial income.

3. extraordinary gains, arising in connection with the occurrence of unforeseen events which are not normally part of the risk of performing business activities.

11.10.2 Costs

The Company recognises as costs the probable decrease in the financial period of economic benefits of a reliably-determined amount, in the form of a decrease in the value of assets, or an increase of liabilities and provisions, which lead to a decrease in equity or an increase in negative equity in a manner other than the withdrawing of funds by its shareholders or owners.
A by-type costs account is maintained, as well as the cost centers and types of activities.

The Company also recognises the following as costs:
1. other operating costs, i.e. costs indirectly connected with operating activities:
- losses from the disposal of tangible fixed assets and intangible assets,
- the revaluation of non-financial assets, in that part not accounted for as equity,
- the amount of donated tangible assets and cash,
- the creation of provisions for future liabilities and anticipated costs (with the exception of provisions for financial liabilities),
- the payment of compensation, penalties, fines and court costs,
- costs connected with the liquidation of tangible fixed assets,
- the cost of unutilised production capacity caused by external factors, and
- other similar costs connected indirectly with operating activities.

2. financial costs

- interest on financial and other liabilities, including for delays in payments,
- losses from the disposal of investments, including from the settlement of derivative hedging instruments in that part representing the ineffective part of the hedge and from the settlement of derivative instruments not designated as hedging instruments,
- write-offs revaluing investments, due to permanent diminution in value,
- exchange rate losses over gains,
- the creation of provisions for financial liabilities,
- the so–called "unwinding of the discount" effect arising from an increase in the value of provisions for future mine closure costs resulting from the passage of time, and
- other financial costs,

3. extraordinary losses, arising in connection with the occurrence of unforeseen events which are not normally part of the risk of performing operating activities.

Data of the comparable financial periods were restated to the principles prevailing in the current period.

12. AVERAGE EXCHANGE RATE

In the current period and in the comparable prior period the average Polish zloty exchange rates in relation to the EUR, as set by the Polish National Bank, were as follows:

		current period	comparable period
1.	exchange rate on the last day of the period	4.0434	4.0401
2.	average rate calculated as the mathematical average of the rates on the last day of each month of the period	3.9002	4.0805
3.	highest rate in the period Tab.nr 122/A/NBP/2006, Tab. nr 83/A/NBP/2005	4.1065	4.2756
4.	lowest rate in the period Tab.nr 36/A/NBP/2006, Tab.nr 46/A/NBP/2005	3.7565	3.8839

13. BASIC ITEMS OF THE BALANCE SHEET, INCOME STATEMENT AND CASH FLOW STATEMENT IN EUR

		as on the last day in 000' EUR	
1.	**Basic balance sheet items**	current period	comparable period
	Assets in total	3 338 937	2 347 700
I	Non-current assets	1 762 008	1 676 384
II	Current assets	1 576 929	671 316
	Equity and liabilities in total	3 338 937	2 347 700
I	Equity	1 274 386	1 426 706
II	Liabilities and provisions for liabilities	2 064 551	920 994

The PLN/EUR exchange rate used for calculating the balance sheet data on the last day of the current period, as set by the NBP for that date, was 4.0434 PLN/EUR.
The PLN/EUR exchange rate used for calculating the balance sheet data on the last day of the comparable period, as set by the NBP for that date, was 4.0401 PLN/EUR.

2. Basic income statement items		in 000' EUR current period	comparable period
I	Revenues from the sale of products, goods for resale and materials	1 436 351	866 034
II	Cost of sale of products, goods for resale and materials	779 773	535 474
III	Gross profit (loss) from sales	656 578	330 560
IV	Profit (loss) from sales	584 717	263 783
V	Operating profit (loss)	552 644	249 931
VI	Profit (loss) before extraordinary items and taxation	568 170	268 488
VII	Extraordinary items	-	
VIII	Profit (loss) before taxation	568 170	268 488
IX	Net profit (loss)	511 820	249 622

For calculating the income statement data for the current period the average PLN/EUR exchange rate was applied, calculated as the mathematical average of the rates on the last day of each month of the period, which was set by the NBP for that date, i.e. 3.9002 PLN/EUR.
For calculating the income statement data for the comparable period the average PLN/EUR exchange rate was applied, calculated as the mathematical average of rates on the last day of each month of the period, which was set by the NBP for that date, i.e. 4.0805 PLN/EUR.

3. **Basic cash flows items**

		in 000' EUR	
		current period	comparable period
A	Net cash flow from operations	274 970	164 147
B	Net cash flow from investing activities	(59 940)	(72 218)
C	Net cash flow from financing activities	(3 008)	4 842
D	Total net cash flow (A+/-B+/-C)	212 022	96 771
E	Change in balance of cash and cash equivalents	212 013	97 174
F	Cash and cash equivalents – beginning of the period	425 802	78 952
G	Cash and cash equivalents – end of the period	610 980	177 451

For calculating the data of the cash flow statement for the current period the following PLN/EUR exchange rates were applied:

- data in A,B,C,D, E – average exchange rate calculated as the mathematical average of rates as on the last day of each month of the period, as set by the NBP for that day, i.e. 3.9002 PLN/EUR
- data in F – as set by the NBP as at 31 December 2005, i.e. 3.8598 PLN/EUR
- data in G – as set by the NBP as at 30 June 2006, i.e. 4.0434 PLN/EUR.

For calculating the data of the cash flow statement for the comparable period the following PLN/EUR exchange rates were applied:

- data in A,B,C,D, E – average exchange rate calculated as the mathematical average of rates as on the last day of each month of the period, as set by the NBP for that day, i.e. 4.0805 PLN/EUR
- data in F – as set by the NBP as at 31 December 2004, i.e. 4.0790 PLN/EUR
- data in G – as set by the NBP as at 30 June 2006, i.e. 4.0401 PLN/EUR.

14. DIFFERENCES BETWEEN POLISH AND INTERNATIONAL FINANCIAL REPORTING STANDARDS APPROVED BY THE EUROPEAN UNION

The Company applies accounting principles and methods in accordance with the Accounting Act of 29 September 1994 as the basis for the preparation of these financial statements. The financial result and certain balance sheet items differ in amount from that which would be shown in financial statements prepared in accordance with International Accounting Standards (IAS/IFRS) approved by the European Commission.

The Company has examined those areas in which potential differences could occur and has made a calculation of adjustments impacting the amount of equity (net assets) and the net financial result between the financial statements prepared in accordance with Polish accounting standards and the financial statements which would have been prepared under IFRS.
Differences between the accounting principles applied by the Company and those of IAS/IFRS arise as a result of the matters described below:

	Equity at 01.01.2005	Financial result for the period from 1.01.2005 to 30.06.2005	Changes taken directly to equity in the period from 1.01.2005 to 30.06.2005	Equity at 30.06.2005	Equity at 01.01.2006	Financial result for the period from 1.01.2006 to 30.06.2006	Changes taken directly to equity in the period from 1.01.2006 to 30.06.2006	Equity at 30.06.2006
Amount according to Polish accounting standards	**5 336 804**	**1 018 582**	**(591 350)**	**5 764 036**	**6 214 078**	**1 996 201**	**(3 057 425)**	**5 152 854**
revaluation of property, plant and equipment to reflect hyperinflation	352 787			352 787	352 787			**352 787**
adjustment to property, plant and equipment due to measurement at fair value as its deemed cost	(4 940)			(4 940)	(4 940)			**(4 940)**
adjustment in value of fully-depreciated property, plant and equipment	40 945			40 945	40 945			**40 945**
adjustment to property, plant and equipment due to elimination of capitalised translatory differences and interest	(802)	(137)		(939)	(1 118)			**(1 118)**
adjustment to property, plant and equipment due to capitalised costs of certified inspections	219			219	219			**219**
adjustment to net value of property, plant and equipment due to depreciation after restatement re: IFRS 1		(16 297)		(16 297)	(24 736)	(11 619)		**(36 355)**
adjustment to property, plant and equipment due to separation of components	2 401	4 725		7 126	23 236	3 602		**26 838**
adjustment in measurement of inventories due to changes in manufacturing costs	4 422	(2 587)		1 835	516	(372)		**144**
adjustment to value of shares in the AIG investment fund due to transition to IAS 32 and IAS 39 at 01.01.2005		(4 245)	51 306	47 061	13 675	238	(37)	**13 876**
adjustment to value of shares in subordinated entities to purchase price, minus adjustments due to impairment	(533 706)	(51 501)		(585 207)	(695 193)	352 985		(342 208)
transfer of prior year profit distribution to Social Fund						(50 000)	50 000	0
deferred tax from adjustment	(75 056)	3 523	(9 748)	(81 281)	16 632	(67 213)	7	(50 574)
Amount according to International Financial Reporting Standards	**5 123 074**	**952 063**	**(549 792)**	**5 525 345**	**5 936 101**	**2 223 822**	**(3 007 455)**	**5 152 468**

14.1 Accounting for the effects of hyperinflation in prior years

In the financial statements of the Company the effects of hyperinflation were not accounted for. In accordance with International Accounting Standard 29 „Financial Reporting in Hyperinflationary Economies" the purchase price of fixed assets purchased during a hyperinflationary period in prior years would be adjusted to that of the equivalent purchasing power on the balance sheet date. The carrying value of these assets and of other non-cash assets adjusted in this way becomes a purchase price or manufacturing cost in later financial statements, being the basis for depreciation. This would affect property, plant and equipment acquired prior to the second half of financial year 1996.

The difference resulting from not applying the effects of hyperinflation also relates to share capital. The result of revaluation has no impact on the value of equity.

For purposes of the consolidated financial statements, at the date of transition of the Group to International Financial Reporting Standards fixed assets were revalued to reflect the effects of hyperinflation. The effects of this revaluation were recognised in retained earnings. On 15 June 2005 the General Shareholders Meeting of KGHM Polska Miedź S.A. resolved to cover the effects of this revaluation by share capital. The results of this revaluation of property, plant and equipment will be presented in the separate financial statements of the Company from the moment of transition to the presentation of financial statements under IFRS.

14.2 Interest included in the carrying amount of fixed assets

In accordance with the Accounting Act, the Company capitalised the cost of liabilities drawn for the purpose of financing the purchase or manufacture of fixed assets (decreased by the income in this respect) until such time as the said fixed assets are brought into use. In accordance with IAS 23, "Borrowing costs", such interest is recognised in the income statement for the period in which it was incurred.

14.3 Separate depreciation of items of fixed assets

IAS 16, "Property, plant and equipment", requires the separate depreciation of significant items of fixed assets whose useful lifetimes are different, although the Accounting Act has no such requirement, and therefore, for the purposes of preparing financial statements according to Polish accounting principles, the Company applied a single depreciation rate for every fixed asset as a whole.

14.4 Capitalisation of costs of major inspections

According to IAS 16 "Property, plant and equipment" if a condition of continuing to operate an item of fixed assets is performing regular major inspections for faults, the costs of such an inspection are recognised in the carrying amount of the item of fixed assets, while any remaining carrying amount of the cost of the previous inspection is derecognised. The Accounting Act has no such requirement, and therefore the Company, for the purposes of preparing financial statements according to Polish accounting principles, recognised this type of cost in the income statement at the moment it was incurred.

14.5 Adjustment of manufacturing cost of goods held in inventories

Adjustments affecting the value of fixed assets, as well as amounts depreciated in production-related divisions of KGHM Polska Miedź S.A., will lead to the need for appropriate adjustments in the cost of manufactured goods held in inventories.

14.6 Financial instruments

In accordance with IFRS 1, "First-time adoption of International Financial Reporting Standards", as regards permissible exemptions from the requirement to fully apply IFRS retrospectively, the Company chose not to restate comparative data (i.e. data for the year 2004) with respect to financial instruments. In essence the only difference would relate to a change in the classification of a financial asset in the form of a participatory unit to the category "financial assets measured through the income statement", pursuant to IFRS 1 par. 25A. As a result of further changes introduced in IAS 39, at 1 January 2006 the Company presented financial assets in the form of participatory units in the category available-for-sale financial instruments, and as a result valuation to fair value was recognised in the revaluation reserve.

14.7 Valuation of subsidiaries and associates

In accordance with the Accounting Law, KGHM Polska Miedź S.A. accounts for its shares in subsidiaries and associates using the equity method. According to IFRS the use of this method for separate financial statements is not permitted. Shares in subsidiaries should be accounted for at their purchase cost decreased by diminution in value or pursuant to IAS 39, "Financial instruments: recognition and measurement".

14.8 Deferred income tax

The amount of deferred income tax would be appropriately determined from the differences described in the above points, in accordance with IAS 12, "Income taxes."

14.9 Presentation of assets and liabilities related to the Social Fund

The assets belonging to this Fund are not under the control of the entity, and therefore do not meet the definition of assets as described in the IFRS Framework. In addition, IAS 19, Employee Benefits, calls for the presentation of liabilities and assets related to employee benefits in a net amount. Compensation of the assets and liabilities of the Social Fund (together with the value of the Fund) would lead to a decrease in total assets by PLN 78 035 thousand (at 30 June 2005 by PLN 56 096 thousand).

14.10 Presentation of the monetary assets of the Mine Closure Fund

The Act on geology and mining dated 1 March 1996 (Journal of Laws nr 27 item 96, with subsequent amendments) calls for the creation of this Fund, and requires the entity to transfer cash assets to a separate Fund bank account for use based on plans for the liquidation of mines and other technological objects in future periods (over 12 months from the balance sheet date). Therefore, based on IAS 1 par. 57d), which states that a given asset shall be classified as current when „...it is a cash or cash equivalent (as defined in IAS 7 Cash Flow Statements), unless it is restricted from being exchanged or used to settle a liability for at least twelve months after the balance sheet date", the monetary assets of the Mine Closure Fund would be classified as non-current and presented in the item Other financial assets in the amount PLN 31 264 thousand (at 30 June 2005 in the amount PLN 19 416 thousand).

BALANCE SHEET	Note	in 000 PLN		
		H1/ 2006	2005	H1/ 2005
ASSETS				
I. Non-current assets		7 124 503	7 078 691	6 772 758
1. Intangible assets, of which:	1	57 278	61 725	57 136
- goodwill				
2. Tangible fixed assets	2	3 683 294	3 602 627	3 480 778
3. Long term debtors	3, 8	1 742	1 759	1 833
3.1. From related entities				
3.2. From other entities		1 742	1 759	1 833
4. Long term investments	4	2 383 847	2 691 428	2 928 899
4.1. Investment property				
4.2. Intangible assets				
4.3. Long term financial assets		2 383 847	2 691 428	2 928 899
a) in related entities, of which:		2 347 461	2 654 301	2 873 979
- shares in subordinated entities accounted for using the equity method		2 342 461	2 650 043	2 189 829
b) in other entities		36 386	37 127	54 920
4.4. Other long term investments				
5. Long term prepayments	5	998 342	721 152	304 112
5.1. Deferred income tax asset		997 358	719 762	302 891
5.2. Other prepayments		984	1 390	1 221
II. Current assets		6 376 157	3 898 563	2 712 184
1. Inventories	6	1 510 178	1 133 655	1 092 231
2. Short term debtors	7, 8	1 765 564	711 716	599 390
2.1. From related entities		601 482	67 948	59 351
2.2. From other entities		1 164 082	643 768	540 039
3. Short term investments		3 042 940	2 047 964	976 984
3.1 Short term financial assets	9	3 042 940	2 047 964	976 984
a) in related entities		10 845	212 197	11 537
b) in other entities		561 592	192 158	248 344
c) cash and cash equivalents		2 470 503	1 643 609	717 103
3.2. Other short term investments				
4. Short term prepayments	10	57 475	5 228	43 579
Total assets		13 500 660	10 977 254	9 484 942
EQUITY AND LIABILITIES				
I. Equity		5 152 854	6 214 078	5 764 036
1. Share capital	12	2 000 000	2 000 000	2 000 000
2. Called up share capital not paid (negative value)				
3. Treasury shares (negative value)	13			
4. Reserve capital	14	2 324 189	2 083 888	2 064 168
5. Revaluation reserve	15	(1 167 536)	(159 166)	681 286
6. Other reserve capital	16			
7. Retained profit (uncovered loss) from prior years				
8. Net profit (loss)		1 996 201	2 289 356	1 018 582
9. Write-off of net profit in the financial year (negative value)	17			
II. Liabilities and provisions for liabilities		8 347 806	4 763 176	3 720 906
1. Provisions for liabilities	18	1 711 480	1 666 358	1 489 862
1.1. Deferred income tax provision		309 876	322 626	204 736
1.2. Provision for retirement and related benefits		834 275	817 019	777 094
a) long term		773 333	756 328	719 275
b) short term		60 942	60 691	57 819
1.3. Other provisions		567 329	526 713	508 032
a) long term		437 461	414 701	463 770
b) short term		129 868	112 012	44 262
2. Long term liabilities	19	33 910	40 489	64 327
2.1. Toward related entities			165	27 994
2.2. Toward other entities		33 910	40 324	36 333
3. Short term liabilities	20	6 229 819	2 808 977	1 946 740
3.1. Toward related entities		286 649	259 316	159 977
3.2. Toward other entities		5 784 098	2 474 011	1 704 363
3.3. Special funds		159 072	75 650	82 400
4. Accruals and deferred income	21	372 597	247 352	219 977
4.1. Negative goodwill				
4.2. Other accruals and deferred income		372 597	247 352	219 977
a) long term		1 776	1 382	1 802
b) short term		370 821	245 970	218 175
Total equity and liabilities		13 500 660	10 977 254	9 484 942

Net assets		5 152 854	6 214 078	5 764 036
Number of shares		200 000 000	200 000 000	200 000 000
Net assets per share (in PLN)	22	25.76	31.07	28.82
Diluted number of shares		200 000 000	200 000 000	200 000 000
Diluted net assets per share (in PLN)	22	25.76	31.07	28.82

OFF-BALANCE SHEET ITEMS	Note	in '000 PLN		
		H1/ 2006	2005	H1/ 2005
1. Contingent debtors	23	64 130	65 722	89 175
1.1. From related entities (due to)				
- received guarantees				
1.2. From other entities (due to)		64 130	65 722	89 175
- received guarantees				
- disputed State budget issues		64 130	64 845	87 842
- other			877	1 333
2. Contingent liabilities	23	878 094	38 040	221 238
2.1. Toward related entities (due to)		22 423	36 968	219 106
- granted guarantees		22 423	36 968	219 106
2.2. Toward other entities (due to)		855 671	1 072	2 132
- granted guarantees		4 000		22
- agreement on the acceptance of the offer and conditional transfer of shares in Polkomtel S.A.		848 561		
- contingent penalties		3 110	1 072	2 110
3. Other (due to)		427 814	458 734	532 805
3.1. Toward related entities (due to)		218	11 337	45 000
- liabilities due to R&D and inventions		218	11 337	
- resolution passed by shareholders regarding increasing of share capital of Zagłębie Lubin SSA, without setting a timeframe for the increase				45 000
3.2. Toward other entities (due to)		427 596	447 397	487 805
- liabilities due to perpetual usufruct of State Treasury land		374 546	376 425	333 601
- liabilities due to leased fixed assets				2 904
- liabilities due to R&D and inventions		50 377	68 384	93 015
- liabilities due to the acquisition of AIG Emerging Europe Infrastructure Fund limited partner interest				56 805
- other unresolved and disputed issues etc.		2 673	2 588	1 480

INCOME STATEMENT	Note	in '000 PLN	
		H1/ 2006	H1/ 2005
I. Net revenue from the sale of products, goods for resale and materials, of which:		5 602 057	3 533 851
- from related entities		1 215 890	793 786
1. Net revenue from the sale of products	24	5 493 375	3 493 006
2. Net revenue from the sale of goods for resale and materials	25	108 682	40 845
II. Cost of products, goods for resale and materials sold, of which:		(3 041 270)	(2 185 002)
- for related entities		(566 436)	(513 437)
1. Cost of manufactured products sold	26	(2 935 117)	(2 145 355)
2. Cost of goods for resale and materials sold		(106 153)	(39 647)
III. Gross profit (loss)		2 560 787	1 348 849
IV. Selling costs	26	(37 515)	(34 877)
V. General and administrative costs	26	(242 760)	(237 603)
VI. Profit (loss) from sales		2 280 512	1 076 369
VII. Other operating income		24 504	54 605
1. Gain on disposal of non-financial assets			71
2. Subsidies		304	332
3. Other operating income	27	24 200	54 202
VIII. Other operating costs		(149 595)	(111 130)
1. Loss from disposal of non-financial assets		(1 021)	
2. Revaluation of non-financial assets		(1 447)	(4 193)
3. Other operating costs	28	(147 127)	(106 937)
IX. Operating profit (loss)		2 155 421	1 019 844
X. Financial income	29	348 523	206 413
1. Dividends and share in profit, of which:			
- from related entities			
2. Interest, of which:		42 957	63 026
- from related entities		4 420	23 746
3. Gain on the sale of investments	31		
4. Revaluation of investments		275 384	97 025
5. Other		30 182	46 362
XI. Financial costs	30	(287 968)	(130 692)
1. Interest, of which:		(3 804)	(8 768)
- to related entities		(641)	(475)
2. Loss from the sale of investments	31	(3 997)	(7 902)
3. Revaluation of investments		(255 707)	(89 737)
4. Other		(24 460)	(24 285)
XII. Profit (loss) before extraordinary items and taxation		2 215 976	1 095 565
XIII. Result on extraordinary items			
1. Extraordinary gains	32		
2. Extraordinary losses	33		
XIV. Profit (loss) before taxation		2 215 976	1 095 565
XV. Taxation	34	(368 094)	(226 059)
a) current taxation		(425 530)	(219 729)
b) deferred taxation		57 436	(6 330)
XVI. Other obligatory deductions from profit (loss increase)	35		
XVII. Share in net profits (losses) of subordinated entities accounted for using the equity method	36	148 319	149 076
XVIII. Net profit (loss)		1 996 201	1 018 582

Net profit (loss) (annualised)		3 266 975	1 466 377
Weighted average number of ordinary shares		200 000 000	200 000 000
Earnings (loss) per ordinary share (in PLN)	38	9.98	5.09
Weighted average diluted number of ordinary shares		200 000 000	200 000 000
Diluted earnings (loss) per ordinary share (in PLN)	38	9.98	5.09

STATEMENT OF CHANGES IN EQUITY	in '000 PLN		
	H1/ 2006	2005	H1/ 2005
I. Equity - beginning of the period	6 214 078	5 336 804	5 336 804
a) changes in accounting policies			
b) corrections due to errors			
I.a. Equity - beginning of the period, after adjustment with comparative data	6 214 078	5 336 804	5 336 804
1. Share capital - beginning of the period	2 000 000	2 000 000	2 000 000
1.1. Changes in share capital			
a) increase, due to:			
- issue of shares			
b) decrease, due to:			
- redemption of shares			
1.2. Share capital - end of the period	2 000 000	2 000 000	2 000 000
2. Called up capital not paid - beginning of the period			
2.1. Changes in called up capital not paid			
a) increase (due to)			
b) decrease (due to)			
2.2. Called up capital not paid - end of the period			
3. Treasury shares - beginning of the period			
3.1. Changes in treasury shares			
a) increase, due to:			
b) decrease, due to:			
3.2. Treasury shares - end of the period			
4. Reserve capital - beginning of the period	2 083 888	1 629 743	1 629 743
4.1. Changes in reserve capital	240 301	454 145	434 425
a) increase, due to:	240 301	1 018 963	999 243
- issue of shares over nominal value			
- from profit distribution (statutory)			
- from profit distribution (over statutorily-required minimum value)	239 356	997 169	997 169
- transfer from revaluation reserve	945	21 794	2 074
b) decrease, due to:		(564 818)	(564 818)
- coverage of losses		(564 818)	(564 818)
4.2. Reserve capital - end of the period	2 324 189	2 083 888	2 064 168
5. Revaluation reserve - beginning of the period	(159 166)	874 710	874 710
5.1. Changes in revaluation reserve	(1 008 370)	(1 033 876)	(193 424)
a) increase, due to:	1 216 031	694 387	173 042
- settlement of hedging instruments	960 093	462 995	131 132
- valuation of hedging transactions, in the effective part	23 028		
- reversal of diminution in value of fixed assets		334	
- excess of a deferred income tax asset over deferred income tax provision	232 910	231 058	41 910
b) decrease, due to:	(2 224 401)	(1 728 263)	(366 466)
- disposal of fixed assets		(21 793)	(2 073)
- permanent diminution in value of fixed assets subject to revaluation	(945)	(511)	
- valuation of hedging transactions, in the effective part	(2 195 140)	(1 471 625)	(205 903)
- settlement of hedging instruments	(28 316)	(234 334)	(158 490)
5.2. Revaluation reserve - end of the period	(1 167 536)	(159 166)	681 286
6. Other reserve capital - beginning of the period			
6.1. Changes in other reserve capital			
a) increase, due to:			
b) decrease, due to:			
6.2. Other reserve capital - end of the period			

7. Retained profit (uncovered losses) from prior years - beginning of the period	2 289 356	832 351	832 351
7.1. Retained profit from prior years - beginning of the period	2 289 356	1 397 169	1 397 169
a) changes in accounting policies			
b) corrections due to errors			
7.2. Retained profit from prior years - beginning of the period, after adjustment with comparative data	2 289 356	1 397 169	1 397 169
a) increase, due to:			
- distribution of retained profit			
b) decrease, due to:	(2 289 356)	(1 397 169)	(1 397 169)
- transfer to reserve capital	(239 356)	(997 169)	(997 169)
- dividend payment	(2 000 000)	(400 000)	(400 000)
- transfer for other employee-related purposes	(50 000)		
7.3. Retained profit - end of the period			
7.4. Uncovered losses from prior years - beginning of the period		(564 818)	(564 818)
a) changes in accounting policies			
b) corrections due to errors			
7.5. Uncovered losses from prior years - beginning of the period, after adjustment with comparative data		(564 818)	(564 818)
a) increase, due to:			
- transfer of losses from prior years to be covered			
b) decrease, due to:		564 818	564 818
- coverage of loss from reserve capital		564 818	564 818
7.6. Uncovered losses from prior years - end of the period			
7.7. Retained profit (uncovered losses) - end of the period			
8. Net result	1 996 201	2 289 356	1 018 582
a) net profit	1 996 201	2 289 356	1 018 582
b) net loss			
c) write-off from profit			
II. Equity - end of the period	5 152 854	6 214 078	5 764 036
III. Equity, after proposed profit distribution (coverage of losses)	5 152 854	4 164 078	

CASH FLOW STATEMENT	in '000 PLN	
	H1/ 2006	H1/ 2005
A. Cash flow from operations - indirect method		
I. Net profit (loss)	1 996 201	1 018 582
II. Total adjustments	(923 762)	(348 779)
1. Share in (net profit) loss of entities accounted for using the equity method	(148 319)	(149 076)
2. Depreciation	170 114	142 570
3. Foreign exchange(gains)/losses	19 946	30 583
4. Interest and share in profits (dividends)	(2 478)	(17 995)
5. (Profit) loss on investing activities	5 652	(17 480)
6. Change in provisions	21 670	40 836
7. Change in inventories	(376 522)	(185 335)
8. Change in debtors	(587 960)	42 358
9. Change in short term liabilities, excluding bank and other loans	(34 747)	(172 643)
10. Change in prepayments and accruals	28 718	44 283
11. Other adjustments	(19 836)	(106 880)
III. Net cash flow from operations (I+/-II)	1 072 439	669 803
B. Cash flow from investing activities		
I. Inflow	232 996	175 346
1. The sale of intangible assets and tangible fixed assets	174	330
2. The sale of investment properties and intangible assets		
3. From financial assets, of which:	225 684	174 926
a) in related entities	208 133	107 240
- the sale of financial assets	200 000	
- dividends and share in profit	3 823	83 784
- repayment of long term loans granted		
- interest	4 310	23 456
- other inflow from financial assets		
b) in other entities	17 551	67 686
- the sale of financial assets	17 305	42 681
- dividends and share in profit		
- repayment of long term loans granted		
- interest		148
- other inflow from financial assets	246	24 857
4. Other investment inflow	7 138	90
II. Outflow	(466 775)	(470 031)
1. The purchase of intangible assets and tangible fixed assets	(310 722)	(336 910)
2. The purchase of property and intangible assets		
3. For financial assets, of which:	(142 108)	(121 739)
a) in related entities	(9 560)	(53 032)
- the purchase of financial assets	(9 560)	(51 837)
- long term loans granted		(1 195)
b) in other entities	(132 548)	(68 707)
- the purchase of financial assets	(132 548)	(68 707)
- long term loans granted		
4. Other investment outflow	(13 945)	(11 382)
III. Net cash flow from investing activities (I-II)	(233 779)	(294 685)
C. Cash flow from financing activities		
I. Inflow		32 614
1. Net inflow from the issuance of shares and other equity instruments and of additional payments to capital		
2. Bank and other loans		32 614
3. The issuance of debt securities		
4. Other financial inflow		
II. Outflow	(11 733)	(12 855)
1. The purchase of own shares		
2. Dividends and other payments to shareholders		
3. Other outflow from profit distribution, excepting payments to shareholders		
4. Repayment of bank and other loans	(5 400)	(2 600)
5. The buy-back of debt securities		
6. Due to other financial liabilities		
7. The payment of liabilities from financial leasing agreements	(4 990)	(5 281)
8. Interest	(1 343)	(4 974)
9. Other financial outflow		
III. Net cash flow from financing activities (I-II)	(11 733)	19 759
D. Total net cash flow(A.III+/-B.III+/-C.III)	826 927	394 877
E. Change in balance sheet of cash and cash equivalents, of which:	826 894	396 517
- change in cash and cash equivalents due to exchange rate differences	(33)	1 640
F. Cash and cash equivalents - beginning of the period	1 643 510	322 044
G. Cash and cash equivalents - end of the period (F+/-D), of which:	2 470 437	716 921
- restricted cash and cash equivalents	73 482	37 990

A. EXPLANATORY NOTES

EXPLANATORY NOTES TO THE BALANCE SHEET

Note 1A.

INTANGIBLE ASSETS	in '000 PLN		
	H1/ 2006	2005	H1/ 2005
a. Development costs	3 346	4 170	4 472
b. Goodwill			
c. Concessions, patents, licenses and similar items, of which:	18 340	21 586	16 720
- computer software	3 045	3 938	3 613
d. Other intangible assets	35 592	35 969	35 944
e. Prepayments for intangible assets			
Total intangible assets	57 278	61 725	57 136

Note 1B.

MOVEMENTS IN INTANGIBLE ASSETS (by type)

in '000 PLN

	a	b	c		d	e	
	development costs	goodwill	concessions, patents, licenses and similar items, including	- computer software	other intangible assets	prepayments for intangible fixed assets	Total intangible assets
a. Gross book value at the beginning of the period	9 469		58 247	21 458	37 103		104 819
b. Additions, due to:			796				796
- transfer from fixed assets under construction			796				796
c. Disposals, due to:			(60)	(52)			(60)
- liquidation			(60)	(52)			(60)
d. Gross book value at the end of the period	9 469		58 983	21 406	37 103		105 555
e. Accumulated depreciation at the beginning of the period	5 299		36 661	17 520	1 134		43 094
f. Depreciation for the period, due to:	824		3 982	841	377		5 183
- current depreciation	824		4 042	893	377		5 243
- liquidation			(60)	(52)			(60)
g. Accumulated depreciation at the end of the period	6 123		40 643	18 361	1 511		48 277
h. Write-offs due to permanent diminution in value at the beginning of the period							
- additions							
- disposals							
i. Write-offs due to permanent diminution in value at the end of the period							
j. Net book value of intangible assets at the end of the period	3 346		18 340	3 045	35 592		57 278

Note 1C.

INTANGIBLE ASSETS BY CLASS OF OWNERSHIP	in '000 PLN		
	H1/ 2006	2005	H1/ 2005
a. Own intangible assets	26 278	30 402	25 489
b. Intangible assets used on the basis of rental, lease or similar agreements, including leasing agreements, including:	31 000	31 323	31 647
- an agreement for use of geological information related to the "Głogów Głęboki - Przemysłowy" ("Deep Industrial Głogów") ore deposit	31 000	31 323	31 647
Total intangible assets	57 278	61 725	57 136

Note 2A.

TANGIBLE FIXED ASSETS	in '000 PLN		
	H1/ 2006	2005	H1/ 2005
a. Fixed assets, of which:	3 270 828	2 963 047	2 886 145
- land (including perpetual usufruct of land)	11 215	10 593	10 326
- buildings, premises and land and water engineering infrastructure	1 740 472	1 457 872	1 506 159
- plant and machinery	1 474 883	1 446 599	1 327 717
- vehicles	29 610	32 219	32 096
- other fixed assets	14 648	15 764	9 847
b. Fixed assets under construction	409 714	639 221	590 111
c. Prepayments for fixed assets under construction	2 752	359	4 522
Total tangible fixed assets	3 683 294	3 602 627	3 480 778

Due to security on a loan from Voivodeship Environmental Protection and Water Management Fund (Wojewódzki Fundusz Ochrony Środowiska i Gospodarki Wodnej) security was attached to tangible fixed assets (dedusting facility for anode furnaces).

Note 2B.

MOVEMENTS IN FIXED ASSETS (BY TYPE)

in '000 PLN

	- land (including perpetual usufruct of land)	- buildings, premises and land and water engineering infrastructure	- plant and machinery	- vehicles	- other fixed assets	Total fixed assets
a. Gross book value at the beginning of the period	10 735	3 846 669	3 975 423	121 288	55 353	8 009 468
b. Additions, due to:	634	333 519	142 904	757	626	478 440
- transfer from fixed assets under construction	634	309 546	137 901	757	626	449 464
- reclassification		29	5 003			5 032
- capitalised costs of future liquidation of fixed assets		23 453				23 453
- other		491				491
c. Disposals, due to:		(5 528)	(51 764)	(1 300)	(617)	(59 209)
- assets scrapped		(520)	(50 300)	(759)	(588)	(52 167)
- sales			(790)	(105)		(895)
- donations and items freely granted			(513)	(436)		(949)
- reclassification		(5 003)			(29)	(5 032)
- other items		(5)	(161)			(166)
d. Gross book value at the end of the period	11 369	4 174 660	4 066 563	120 745	55 362	8 428 699
e. Accumulated depreciation at the beginning of the period	142	2 385 972	2 528 567	89 069	39 589	5 043 339
f. Depreciation for the period, due to:	12	45 391	62 856	2 066	1 125	111 450
- current depreciation	12	48 496	111 348	3 277	1 738	164 871
- sales			(750)	(105)		(855)
- assets scrapped		(449)	(49 909)	(759)	(585)	(51 702)
- donations and items freely granted			(513)	(347)		(860)
- reclassification		(2 656)	2 684		(28)	
- other			(4)			(4)
g. Accumulated depreciation at the end of the period	154	2 431 363	2 591 423	91 135	40 714	5 154 789
h. Write-offs due to permanent diminution in value at the beginning of the period		2 825	257			3 082
- additions						
- disposals						
i. Write-offs due to permanent diminution in value at the end of the period		2 825	257			3 082
i. Net book value at the end of the period	11 215	1 740 472	1 474 883	29 610	14 648	3 270 828

Note 2C.

FIXED ASSETS BY CLASS OF OWNERSHIP	in '000 PLN		
	H1/ 2006	2005	H1/ 2005
a. Own fixed assets	3 263 170	2 950 106	2 872 563
b. Fixed assets used on the basis of rental, lease or similar agreements, including leasing agreements, including:	7 658	12 941	13 582
- financial leasing	7 658	12 941	13 582
Total fixed assets	3 270 828	2 963 047	2 886 145

Note 2D.

OFF-BALANCE SHEET FIXED ASSETS	in '000 PLN		
	H1/ 2006	2005	H1/ 2005
Fixed assets used on the basis of rental, lease, or similar agreements, including leasing agreement, including:	175 563	222 387	190 580
- value of perpetual usufruct of State Treasury land	173 269	220 093	187 676
- leased fixed assets not subject to depreciation	2 294	2 294	2 904
Total off-balance sheet fixed assets	175 563	222 387	190 580

Note 3A.

LONG TERM DEBTORS	in '000 PLN		
	H1/ 2006	2005	H1/ 2005
a) debtors from related entities, of which:			
- from subsidiaries, due to:			
- other debtors			
- from jointly controlled entities, due to:			
- from associates, due to:			
- from significant investor, due to:			
- from parent entity, due to:			
b) from other entities, of which:	1 742	1 759	1 833
- other debtors	1 742	1 759	1 833
Net long term debtors	1 742	1 759	1 833
c) allowance for debtors			
Gross long term debtors	1 742	1 759	1 833

Note 3B.

CHANGE IN LONG TERM DEBTORS (BY TYPE)	in '000 PLN		
	H1/ 2006	2005	H1/ 2005
a) beginning of the period	1 759	1 815	1 815
- other debtors	1 759	1 815	1 815
b) increase, due to:		20	20
- debtors arising from settlement		20	20
c) decrease, due to:	(17)	(76)	(2)
- transfer of other long term debtors to short term debtors	(17)	(75)	(2)
- repayment of debtors		(1)	
d) end of the period	1 742	1 759	1 833
- other debtors	1 742	1 759	1 833

Note 3C.

CHANGE IN ALLOWANCE FOR LONG TERM DEBTORS	in '000 PLN		
	H1/ 2006	2005	H1/ 2005
Beginning of the period			
a) increase, due to:			
b) decrease, due to:			
Allowance for long term debtors at the end of the period			

Note 3D.

LONG TERM DEBTORS (BY CURRENCY)	unit / currency	in '000 PLN		
		H1/ 2006	2005	H1/ 2005
a) in Polish currency		1 742	1 759	1 833
b) in foreign currency				
b1. in currency				
after conversion to '000PLN				
other currencies in '000PLN				
Total long term debtors		1 742	1 759	1 833

Note 4A.

CHANGE IN INVESTMENT PROPERTY (BY TYPE)	in '000 PLN		
	H1/ 2006	2005	H1/ 2005
a) beginning of the period			
b) increase, due to:			
c) decrease, due to:			
d) end of the period			

Note 4B.

CHANGE IN INTANGIBLE ASSETS (by type)	in '000 PLN		
	H1/ 2006	2005	H1/ 2005
a) beginning of the period			
b) additions, due to:			
c) disposals, due to:			
d) end of the period			

Note 4C.

LONG TERM FINANCIAL ASSETS	in '000 PLN		
	H1/ 2006	2005	H1/ 2005
a) in subsidiaries	1 778 325	1 723 128	2 048 794
- shares	1 773 325	1 718 870	1 364 644
- debt securities			679 800
- other securities (by type)			
- loans granted			4 350
- other long term financial assets (by type)	5 000	4 258	
- paid but not registered share capital in a subsidiary	5 000	4 258	
b) in jointly controlled entities			
- shares			
- debt securities			
- other securities (by type)			
- loans granted			
- other long term financial assets (by type)			
c) in associates	569 136	931 173	825 185
- shares	569 136	931 173	825 185
- debt securities			
- other securities (by type)			
- loans granted			
- other long term financial assets (by type)			
d) in significant investor			
- shares			
- debt securities			
- other securities (by type)			
- loans granted			
- other long term financial assets (by type)			
e) in parent entity			
- shares			
- debt securities			
- other securities (by type)			
- loans granted			
- other long term financial assets (by type)			
f) in other entities	36 386	37 127	54 920
- shares	23 338	23 338	23 338
- debt securities			
- other securities (by type)	13 048	13 789	31 582
- limited partner interests	13 048	13 789	31 582
- loans granted			
- other long term financial assets (by type)			
Total long term financial assets	2 383 847	2 691 428	2 928 899

Note 4D.

SHARES IN SUBORDINATED ENTITIES ACCUNTED FOR USING THE EQUITY METHOD	in '000 PLN		
	H1/ 2006	2005	H1/ 2005
a) goodwill of subordinated entities			
- subsidiaries			
- jointly controlled entities			
- associates			
b) negative goodwill of subordinated entities			
- subsidiaries			
- jointly controlled entities			
- associates			

Note 4E.

CHANGE IN GOODWILL - subsidiaries	in '000 PLN		
	H1/ 2006	2005	H1/ 2005
a) gross book value at the beginning of the period			
b) increases, of which:			
c) decreases, of which:			
d) gross book value at the end of the period			
e) write-off of goodwill at the beginning of the period			
f) write-off of goodwill for the period			
g) write-off of goodwill at the end of the period			
h) net book value at the end of the period			

Note 4F.

CHANGE IN GOODWILL - jointly controlled entities	in '000 PLN		
	H1/ 2006	2005	H1/ 2005
a) gross book value at the beginning of the period			
b) increases, of which:			
c) decreases, of which:			
d) gross book value at the end of the period			
e) write-off of goodwill at the beginning of the period			
f) write-off of goodwill for the period			
g) write-off of goodwill at the end of the period			
h) net book value at the end of the period			

Note 4G

CHANGE IN GOODWILL - associates	in '000 PLN		
	H1/ 2006	2005	H1/ 2005
a) gross book value at the beginning of the period			
b) increases, of which:			
c) decreases, of which:			
d) gross book value at the end of the period			
e) write-off of goodwill at the beginning of the period			
f) write-off of goodwill for the period			
g) write-off of goodwill at the end of the period			
h) net book value at the end of the period			

Note 4H

CHANGE IN NEGATIVE GOODWILL - subsidiaries	in '000 PLN		
	H1/ 2006	2005	H1/ 2005
a) gross book value at the beginning of the period			
b) increases, of which:			
c) decreases, of which:			
d) gross book value at the end of the period			
e) write-off of negative goodwill at the beginning of the period			
f) write-off of negative goodwill for the period			
g) write-off of negative goodwill at the end of the period			
h) net book value at the end of the period			

Note 4I

CHANGE IN NEGATIVE GOODWILL - jointly controlled entities	in '000 PLN		
	H1/ 2006	2005	H1/ 2005
a) gross book value at the beginning of the period			
b) increases, of which:			
c) decreases, of which:			
d) gross book value at the end of the period			
e) write-off of negative goodwill at the beginning of the period			
f) write-off of negative goodwill for the period			
g) write-off of negative goodwill at the end of the period			
h) net book value at the end of the period			

Note 4J.

CHANGE IN NEGATIVE GOODWILL - associates	in '000 PLN		
	H1/ 2006	2005	H1/ 2005
a) gross book value at the beginning of the period			
b) increases, of which:			
c) decreases, of which:			
d) gross book value at the end of the period			
e) write-off of negative goodwill at the beginning of the period			
f) write-off of negative goodwill for the period			
g) write-off of negative goodwill at the end of the period			
h) net book value at the end of the period			

Note 4K.

CHANGE IN LONG TERM FINANCIAL ASSETS (BY TYPE)	in '000 PLN		
	H1/ 2006	2005	H1/ 2005
a) beginning of the period	2 691 428	2 809 706	2 809 706
- shares	2 673 381	2 092 034	2 092 034
- long term loans		598	598
- debt securities		679 800	679 800
- other securities	13 789	37 274	37 274
- other long term financial assets	4 258		
b) increase, due to:	14 560	619 997	130 181
- purchase of shares		48 741	48 741
- capital increase	13 818	555 842	10 100
- long term loans granted		3 595	3 595
- revaluation of shares using the equity method			62 292
- valuation at amortised cost		157	158
- adjustment in value of other securities		3 664	4 244
- purchase of other securities		3 740	1 051
- paid but not registered share capital in a subsidiary	742	4 258	
c) decrease, due to:	(322 141)	(738 275)	(10 988)
- repayment of loan		(1 800)	
- buy-back of debt securities		(479 800)	
- adjustment of surplus contribution in kind over book value of shares		(11 277)	
- transfer to short term loans		(2 550)	
- adjustment in value to the level of market prices	(238)		
- reclassification of long term securities to short term		(200 000)	
- revaluation of shares using the equity method	(321 400)	(11 959)	
- return of investment capital from other securities	(503)	(30 889)	(10 988)
d) end of the period	2 383 847	2 691 428	2 928 899
- shares	2 365 799	2 673 381	2 213 167
- long term loans			4 350
- debt securities			679 800
- other securities	13 048	13 789	31 582
- other long term financial assets	5 000	4 258	

Note 4L.

SHARES IN SUBORDINATED ENTITIES

in '000 PLN

	a	b	c	d	e	f	g	h	i	j	k	l
Item	Name of entity (with indication of legal form)	Location of Head Office	Primary activity of company	Character of capital relationship (subsidiaries, joint controlled entities, associates, with description of direct and indirect relations)	Consolidation method applied / valuation under equity accounting method or indication that entity is not subject to consolidation / valuation under equity accounting method	Date of obtaining control / joint control / significant influence	Value at purchase cost of shares	Value adjustments (total)	Book value of shares	Percentage of share capital owned	Voting interest in the General Shareholders Meeting	Other than def under letter j) basis of contr joint controll significant infl
1	KGHM CUPRUM sp. z o.o. - CBR	Wrocław	Research and development	subsidiary	full	01.01.1993	3 507	2 644	6 151	100.00	100.00	
2	KGHM Polish Copper Ltd.	London	Copper trade	subsidiary	full	21.06.1991	6 903	20 882	27 785	100.00	100.00	
3	KGHM Metale DSI S.A.	Lubin	Equity investments	subsidiary	full	01.01.1995	277 609	(46 406)	231 203	100.00	100.00	
4	MCZ S.A.	Lubin	Medical services	subsidiary	full	25.09.1995	57 935	(31 341)	26 594	100.00	100.00	
5	"Energetyka" sp. z o.o.	Lubin	Production, distribution and trade in electrical and steam energy	subsidiary	full	01.01.1996	154 273	50 840	205 113	100.00	100.00	
6	CBJ sp. z o.o.	Lubin	Technical analyses and tests	subsidiary	full	18.11.1996	2 218	11 405	13 623	100.00	100.00	
7	KGHM Kupferhandelsges. m.b.H.	Viena	Copper trade	subsidiary	full	13.11.1996	925	734	1 659	100.00	100.00	
8	Pol-Miedź Trans Sp. z o.o.	Lubin	Transport	subsidiary	full	01.10.1996	63 761	33 846	97 607	100.00	100.00	
9	DIALOG S.A.	Wrocław	Telecommunication services and cybernetics	subsidiary	full	11.06.1999	1 985 535	(978 572)	1 006 963	100.00	100.00	
10	KGHM CONGO S.P.R.L.	Lubumbashi	Ore extraction services	subsidiary	full	16.03.1998	57 938	(57 938)		99.98	99.98	
11	KGHM Metraco sp. z o.o.	Legnica	Trade,agent and representative services	subsidiary	full	21.06.1991	12 865	33 658	46 523	98.96	98.96	
12	PeBeKa S.A.	Lubin	Mine development and tunneling operations	subsidiary	full	15.04.2005	46 837	425	47 262	100.00	100.00	
13	"Zagłębie" Lubin SSA	Lubin	Participation and organisation of professional sporting events	indirectly subsidiary	full	25.03.2003	14 560	(2 297)	12 263	79.23	79.23	13.56% indirectly owned
14	MINOVA-KSANTE Spółka z o.o.	Trzebcz	Production of organic and non organic chemicals, glues; production and sale of mineral water and non-carbonated beverages	associated	equity method	17.08.1998	1 309	701	2 010	30.00	30.00	
15	PHP "Mercus" sp.z o.o.	Polkowice	Trade and production of electrical cables	subsidiary	full	05.04.2004	32 133	16 945	49 078	100.00	100.00	
16	Interferie S.A.	Lubin	Tourism, sanatorium and hotel management	indirectly subsidiary	full	15.06.1992	1 500		1 500	3.14	3.14	96.86% indirectly owned
17	Polkomtel S.A.	Warsaw	Mobile telephony, telecommunication services	associated	equity method	28.12.1995	437 250	129 877	567 127	19.61	19.61	impact on development company stra
	TOTAL						3 157 058	(814 597)	2 342 461			

Note 4M.

SHARES IN SUBORDINATED ENTITIES - continuation

in '000 PLN

	a	m							n			o			p	r	s	t
		Equity, of which:				Other equity, of which:			Liabilities and provisions for liabilities, of which:			Debtors, of which:						
Item	Name of entity		Share capital	Called up capital not paid	Reserve Capital		Retained profit (uncovered loss) from prior years	Net Profit (loss)		long term liabilities	short term liabilities		long term debtors	short term debtors	Total assets	Revenue from sales	Share capital not paid by the issuer	Dividends received or due from prior year
1	KGHM CUPRUM sp. z o.o. - CBR	6 151	3 506		3 035	(390)	(1 395)	100	16 320		13 364	4 568		4 568	22 471	7 932		
2	KGHM Polish Copper Ltd.*	27 785	7 567		12 001	8 217	1 463	6 754	227 027		226 943	234 615	210	234 405	254 812	1 003 220		
3	KGHM Metale DSI S.A.	231 203	223 374		3 821	4 008		4 008	17 488	10 181	6 307	6 709		6 709	248 691	23 490		
4	MCZ S.A.	26 594	46 818			(20 224)	(18 011)	(2 213)	19 957	1 500	7 191	3 597		3 597	46 551	22 473		
5	"Energetyka" sp. z o.o.	240 875	191 049		2 012	47 814		3 302	64 593		40 743	31 004		31 004	305 468	127 839		
6	CBJ sp. z o.o.	13 623	2 918		8 173	2 532		2 532	11 265		5 116	4 610		4 610	24 888	18 570		3 214
7	KGHM Kupferhandelsges. m.b.H.*	1 659	925			734		30	59 050		58 581	42 460		42 460	60 709	266 303		
8	Pol-Miedź Trans Sp.z.o.o.	158 608	140 417		17 807	384		384	69 297		48 408	30 402		30 402	227 905	218 033		4 627
9	DIALOG S.A.	1 006 963	1 959 800			(952 837)	(984 421)	31 584	192 310	100 000	63 251	36 653		36 653	1 199 273	250 247		
10	KGHM CONGO S.P.R.L.*	(33 859)	58 590			(92 449)	(93 073)	624	25 238		25 218	2 337		2 337	8 147	6 106		
11	KGHM Metraco sp. z o.o.	47 013	2 545		41 923	2 545		2 544	52 962		50 633	83 458		83 458	99 975	480 228		
12	PeBeKa S.A.	47 262	27 353		19 703	206		(361)	87 820	156	47 650	43 841		43 841	135 082	125 021		
13	"Zagłębie" Lubin SSA	15 477	14 753		1 014	(290)		(290)	6 900		2 157	2 841		2 841	22 377	10 097		
14	PHP "Mercus" sp.z o.o.	49 078	10 733		35 886	2 459		1 362	72 570	338	71 341	35 090		35 090	121 648	250 130		
15	Interferie S.A.	60 012	47 821		10 095	2 096		570	12 644	2 442	6 932	4 961		4 961	72 656	16 787		
16	MINOVA-KSANTE Spółka z o.o.	6 699	4 500		598	1 601		1 601	1 924		1 108	2 038		2 038	8 623	8 099		609
17	Polkomtel S.A.	2 892 028	2 050 000		335 171	506 857		506 845	5 540 171	924 939	3 427 322	639 304		639 304	8 432 199	3 541 124		461 270

*historic valuation of share capital

Note 4N.

	SHARES IN OTHER ENTITIES			in '000PLN						
	a	b	c	d	e		f	g	h	i
Item	Name of entity (with indication of legal form)	Location of Head Office	Primary activity of company	Book value of shares	Equity, of which:	Share Capital	Percentage of share capital owned	Voting interest in the General Shareholders Meeting	Share capital not paid by the issuer	Dividends received or due from prior year
1	Polskie Towarzystwo Reasekuracyjne S.A.	Warsaw	organisation and conduct of indirect insurance activities (reassurance)	12 500	138 886	105 180	11.88	11.88		331
2	Towarzystwo Ubezpieczeń Wzajemnych "CUPRUM"	Lubin	mutual insurance activities	9 500	24 519	10 128	93.80	93.80		
3	InfoMonitor Biuro Informacji Gospodarczej S.A.	Warsaw	distribution of data on the creditworthiness of consumers and companies	1 338	2 200	4 000	16.72	16.72		
Total				23 338						

Note 4O.

SECURITIES, SHARES AND OTHER LONG TERM FINANCIAL ASSETS (BY CURRENCY)	unit /currency	in '000 PLN		
		H1/ 2006	2005	H1/ 2005
a) In Polish currency		2 341 355	2 654 979	2 867 869
b) In foreign currency		42 492	36 449	56 680
b1. in currency	'000/USD	4 101	3 747	8 023
after conversion to '000PLN		13 048	13 789	31 582
b2. in currency	'000/EUR	438	424	423
after conversion to '000PLN		1 659	1 629	1 604
b3. in currency	'000/GBP	5 627	4 834	4 094
after conversion to '000PLN		27 785	21 031	23 494
other currencies in '000PLN				
Total long term securities, shares and other long term financial assets		2 383 847	2 691 428	2 924 549

Note 4P.

SECURITIES, SHARES AND OTHER LONG TERM FINANCIAL ASSETS (BY TRANSFERABILITY)	in '000 PLN		
	H1/ 2006	2005	H1/ 2005
A. Fully transferable securities, quoted on stock exchanges (book value)			
a. Shares (book value)			
- value adjustments (for the period)			
- value at the beginning of the period			
- value at purchase price			
b. Bonds (book value)			
- value adjustments (for the period)			
- value at the beginning of the period			
- value at purchase price			
c. Other by type (book value)			
c1			
- value adjustments (for the period)			
- value at the beginning of the period			
- value at purchase price			
B. Fully transferable securities, traded on over-the counter markets (book value)			
a. Shares (book value)			
- value adjustments (for the period)			
- value at the beginning of the period			
- value at purchase price			
b. Bonds (book value)			
- value adjustments (for the period)			
- value at the beginning of the period			
- value at purchase price			
c. Other by type (book value)			
c1			
- value adjustments (for the period)			
- value at the beginning of the period			
- value at purchase price			
C. Fully transferable, not traded on regulated market (book value)			
a. Shares (book value)			
- value adjustments (for the period)			
- value at the beginning of the period			
- value at purchase price			
b. Bonds (book value)			
- value adjustments (for the period)			
- value at the beginning of the period			
- value at purchase price			
c. Other by type (book value)			
c1			
- value adjustments (for the period)			
- value at the beginning of the period			
- value at purchase price			

D. Securities with limited transferability (book value)	2 383 847	2 691 428	2 924 549
a. Shares (book value)	2 365 799	2 673 381	2 213 167
- value adjustments (for the period)	(321 400)	(11 958)	62 293
- value at the beginning of the period	2 673 381	2 092 034	2 092 034
- value at purchase price	3 180 395	3 166 577	2 627 955
b. Bonds (book value)			
- value adjustments (for the period)			
- value at the beginning of the period			
- value at purchase price			
c. Other by type (book value)	18 048	18 047	711 382
c1. limited partner interests	13 048	13 789	31 582
- value adjustments (for the period)	(238)	3 664	4 244
- value at the beginning of the period	13 789	37 274	37 274
- value at purchase price	14 523	15 026	30 541
c2. debt securities			679 800
- value adjustments (for the period)			
- value at the beginning of the period		679 800	679 800
- value at purchase price		679 800	679 800
c3. paid but not registered capital in a subsidiary	5 000	4 258	
- value adjustments (for the period)			
- value at the beginning of the period	4 258		
- value at purchase price			
Total value at purchase price	3 194 918	3 861 403	3 338 296
Total value at the beginning of the period	2 691 428	2 809 108	2 809 108
Total adjustments (for the period)	(321 638)	(8 294)	66 537
Total book value	2 383 847	2 691 428	2 924 549

Note 4Q.

LONG TERM LOANS GRANTED (BY CURRENCY)	unit /currency	in '000 PLN		
		H1/ 2006	2005	H1/ 2005
a) in Polish currency				2 412
b) in foreign currency				1 938
b1. in currency	'000/USD			580
after conversion to '000PLN				1 938
other currencies in '000PLN				
Total long term loans granted				4 350

Note 4R.

OTHER LONG TERM INVESTMENTS (BY TYPE)	in '000 PLN		
	H1/ 2006	2005	H1/ 2005
Total other long term investments			

Note 4S.

CHANGE IN OTHER LONG TERM INVESTMENTS (BY TYPE)	in '000 PLN		
	H1/ 2006	2005	H1/ 2005
a) beginning of the period			
b) increase, due to:			
c) decrease, due to:			
d) end of the period			

Note 4T.

OTHER LONG TERM INVESTMENTS (BY CURRENCY)	unit /currency	in '000 PLN		
		H1/ 2006	2005	H1/ 2005
a) in Polish currency				
b) in foreign currency				
b1. in currency				
after conversion to '000PLN				
other currencies in '000PLN				
Total other long term investments				

Note 5A

CHANGE IN DEFERRED INCOME TAX ASSETS	in '000 PLN		
	H1/ 2006	2005	H1/ 2005
1. Deferred income tax assets at the beginning of the period, of which:	719 762	304 811	304 811
a) recognised in financial result	505 803	304 267	304 267
- exchange rate differences	25 272	32 487	32 487
- interest	24	43	43
- short term provisions due to wages	36 673	28 251	28 251
- valuation of derivative transactions	65 180	120 095	120 095
- provisions for future employee benefits	52 312	46 825	46 825
- depreciation	7 930	8 467	8 467
- revaluation of future cash flow hedging instruments	21 027	27 847	27 847
- difference from using the equity method	191 929		
- unpaid wages with charges	38 904		
- other	66 552	40 252	40 252
b) recognised in equity	213 959	544	544
- revaluation of future cash flow hedging instruments	213 959	544	544
c) recognised in goodwill or negative goodwill			
2. Increases	520 028	628 510	170 471
a) recognised in financial result for the period in connection with deductible temporary differences, due to:	200 519	379 146	110 255
- exchange rate differences	1 386	1 473	5 415
- interest	8	23	144
- short term provisions for wages	33 911	34 564	33 481
- valuation of derivative transactions	87 134	53 836	23 361
- provisions for future employee benefits	1 175	5 487	2 301
- depreciation	1 390	1 887	949
- revaluation of future cash flow hedging instruments		13 992	12 104
- unpaid wages with charges	27 973	38 904	27 969
- difference from using the equity method		191 929	
- other	47 542	37 051	4 531
b) recognised in financial result for the period due to negative taxable base			
c) recognised in equity in connection with deductible temporary differences, due to:	319 509	249 364	60 216
- revaluation of future cash flow hedging instruments	319 509	249 364	60 216
d) recognised in equity due to negative taxable base			
e) recognised in goodwill or negative goodwill in connection with deductible temporary differences			
3. Decreases	(242 432)	(213 559)	(172 391)
a) recognised in financial result for the period in connection with deductible temporary differences, due to:	(155 833)	(177 610)	(138 887)
- exchange rate differences	(4 041)	(8 688)	(5 898)
- interest	(23)	(42)	(42)
- short term provisions for wages	(30 742)	(26 142)	(23 972)
- valuation of derivative transactions	(40 104)	(108 751)	(87 888)
- depreciation	(578)	(2 424)	(1 311)
- difference from using the equity method	(6 001)		
- revaluation of future cash flow hedging instruments	(8 641)	(20 812)	(11 001)
- unpaid wages with charges	(38 904)		
- other	(26 799)	(10 751)	(8 775)
b) recognised in financial result for the period in connection with negative taxable base			
c) recognised in equity in connection with deductible temporary differences, due to:	(86 599)	(35 949)	(33 504)
- revaluation of future cash flow hedging instruments	(86 599)	(35 949)	(33 504)
d) recognised in equity due to negative taxable base			
e) recognised in goodwill or negative goodwill in connection with deductible temporary differences			

4. Deferred tax assets at the end of the period, of which:	997 358	719 762	302 891
a) recognised in financial result	550 489	505 803	275 635
- exchange rate differences	22 617	25 272	32 004
- interest	9	24	145
- short term provisions for wages	39 842	36 673	37 760
- valuation of derivative transactions	112 210	65 180	55 568
- provisions for future employee benefits	53 487	52 312	49 126
- depreciation	8 742	7 930	8 105
- revaluation of future cash flow hedging instruments	12 386	21 027	28 950
- difference from using the equity method	185 928	191 929	
- unpaid wages with charges	27 973	38 904	27 969
- other	87 295	66 552	36 008
b) recognised in equity	446 869	213 959	27 256
- revaluation of future cash flow hedging instruments	446 869	213 959	27 256
c) recognised in goodwill or negative goodwill			

DEDUCTIBLE TEMPORARY DIFFERENCES

Item	Description	Type of temporary differences	in '000 PLN		
			Beginning of period	End of period	Expiry date
1	2	3	4	5	6
	ASSETS				
A	Non-current assets				
I	intangible assets	depreciation	164	311	until expiration
II	tangible fixed assets	depreciation	41 571	45 698	until expiration
	long term fixed assets	difference from using the equity method	1 010 156	978 571	to realisation
B	Current assets				
I	inventories	valuation of inventories	271	263	2006
II	short term debtors	allowance for debtors from company	39 858	29 742	2006
		exchange rate differences recognised in the financial result of prior years	1 621	1 613	2006
		debtors due to consulting, advisory services, other	49	40	2006
		exchange rate differences	11 432	14 640	2006
		trade debtors	839	933	2006
		other		127	2006
	cash and cash equivalents	exchange rate differences	3 400	2 617	2006
		exchange rate differences recognised in the financial result of prior years	44	44	2006
	loans	exchange rate differences	48	91	2006
	EQUITY AND LIABILITIES				
A	Equity	exchange rate differences on bank loans	110 652	96 162	2006
		valuation of future cash flows hedging instruments	1 126 097	2 351 942	to realisation
B	Liabilities and provisions for liabilities				
I	provisions for liabilities	provision for property tax		79 656	2006-2007
		R&D projects	10 300	4 440	2006-2007
		provision for anticipated costs	10 385	97 815	to realisation
		issues unresolved and contested in court	14 581	13 868	2006-2007
		provision for scrapping of fixed assets	7 394	6 002	2006
		provision for long term employee benefits	275 327	281 511	revaluation each quarter
		provision for mine closure	144 629	146 024	2010
II	short term liabilities	contested issues	65 818		2006-2008
		accrued interest on bank loans	129	49	2006
	other short term liabilities	exchange rate differences	4 827	3 677	2006
		exchange rate differences recognised in the financial result of prior years	35	35	to realisation
		other	31 996	11 451	2006
	other financial liabilities	valuation of derivative transaction costs	453 720	655 767	2006-2007
		unpaid wages	204 760	147 231	VII-VIII 2006
		exchange rate differences	156	156	2006
	accruals	annual bonus	132 328	66 125	VI 2007
		rationalisation	30 809	32 007	2006
		unused vacations	15 723	15 721	to realisation
		wages	1 620	91 289	2006-2007
		mine damage	2 626	2 068	2006
		other accruals	2 609	10 247	2006
		deferred income	32 248	61 324	2006
	Total deductible temporary differences		3 788 222	5 249 257	

Note 5B.

OTHER PREPAYMENTS	in '000 PLN		
	H1/ 2006	2005	H1/ 2005
a) prepayments of costs, of which:	984	1 390	1 221
- development work capitalised until settlement	846	1 225	1 150
- depreciation of initial equipping of facilities			7
- other	138	165	64
b) other prepayments, of which:			
Total other prepayments	984	1 390	1 221

Note 6A.

INVENTORIES	in '000 PLN		
	H1/ 2006	2005	H1/ 2005
a) Materials	262 317	276 753	42 534
b) Semi-finished products and work in progress	1 034 808	672 468	865 914
c) Finished products	175 795	184 106	160 912
d) Goods for resale	37 238		22 850
e) Prepayments on deliveries	20	328	21
Total inventories	1 510 178	1 133 655	1 092 231

Note 7A.

SHORT TERM DEBTORS	in '000 PLN		
	H1/ 2006	2005	H1/ 2005
a) from related entities, of which:	601 482	67 948	59 351
- trade debtors:	135 333	67 670	58 667
- less than 12 months	135 333	67 670	58 667
- over 12 months			
- other	466 149	278	684
- disputed claims			
b) from other entities	1 164 082	643 768	540 039
- trade debtors:	1 001 921	499 715	359 983
- less than 12 months	1 001 921	499 715	359 983
- over 12 months			
- tax, subsidies, custom duties, social insurance and other	123 569	103 725	138 460
- other	38 592	40 328	41 028
- disputed claims			568
Total net debtors	1 765 564	711 716	599 390
c) allowance for debtors	65 327	79 113	75 283
Total gross debtors	1 830 891	790 829	674 673

Note 7B.

SHORT TERM DEBTORS FROM RELATED ENTITIES	in '000 PLN		
	H1/ 2006	2005	H1/ 2005
a) trade debtors, of which:	135 333	67 670	58 667
- from subsidiaries	135 285	67 615	58 612
- from jointly controlled entities			
- from associates	48	55	55
- from significant investor			
- from parent entity			
b) other, of which:	466 149	278	684
- from subsidiaries	4 879	278	684
- from jointly controlled entities			
- from associates	461 270		
- from significant investor			
- from parent entity			
c) disputed claims, of which:			
- from subsidiaries			
- from jointly controlled entities			
- from associates			
- from significant investor			
- from parent entity			
Total short term net debtors from related entities	601 482	67 948	59 351
d) allowance for debtors from related entities	42 709	43 464	47 987
Total gross debtors from related entities	644 191	111 412	107 338

Note 7C.

CHANGE IN ALLOWANCE FOR SHORT TERM DEBTORS	in '000 PLN		
	H1/ 2006	2005	H1/ 2005
Beginning of the period	79 113	114 877	114 877
a) increase, due to:	1 540	19 774	8 790
- creation of allowance for debtors	638	17 784	6 227
- reclassification	8	7	
- increase of allowance due to change in exchange rates	894	1 980	2 563
- other		3	
b) decrease, due to:	(15 326)	(55 538)	(48 384)
- utilisation of allowance for retired, doubtful and other debtors	(62)	(5 937)	(13)
- utilisation of allowance for State budget debtors	(11 086)		(2 777)
- release of allowance due to repayment of debtors	(3 578)	(48 432)	(2 123)
- release of allowance due to reclassification of debtors	(8)		
- adjustment of allowance due to change in exchange rates	(589)	(1 162)	(230)
- release of allowance for State budget debtors due to decision passed			(43 241)
- other	(3)	(7)	
Allowance for short term debtors at the end of the period	65 327	79 113	75 283

Note 7D.

SHORT TERM DEBTORS (BY CURRENCY)	unit / currency	in '000 PLN		
		H1/ 2006	2005	H1/ 2005
a) Debtors in Polish currency		1 449 799	637 845	500 203
b) Debtors in foreign currency		381 092	152 984	174 470
b1. in currency	'000/USD	59 374	23 434	23 254
after conversion to '000PLN		188 903	76 424	77 809
b2. in currency	'000/EUR	36 988	15 811	18 192
after conversion to '000PLN		149 557	61 038	73 501
b3. in currency	'000/GBP	7 312	2 759	3 811
after conversion to '000PLN		42 632	15 522	22 962
other currencies in '000PLN				198
Total short term debtors		1 830 891	790 829	674 673

Note 7E.

AGING OF TRADE DEBTORS (GROSS) - REPAYMENT TERM REMAINING AT BALANCE SHEET DATE	in '000 PLN		
	H1/ 2006	2005	H1/ 2005
a) Less than 1 month	703 337	424 925	321 109
b) Over 1 month to 3 months	257 186	124 226	91 479
c) Over 3 months to 6 months	99 349		
d) Over 6 months to 1 year	2	1	2
e) Over 1 year		2	2
f) Overdue debtors	121 532	63 478	56 004
Total gross trade debtors	1 181 406	612 632	468 596
g) Allowance for trade debtors	(44 152)	(45 247)	(49 946)
Total net trade debtors	1 137 254	567 385	418 650

From one to two months is the time for payment of debtors due to normal sales of goods, work and services.

Note 7F.

AGING OF OVERDUE TRADE DEBTORS (GROSS) - SHOWING OUTSTANDING DEBTORS IN THE GIVEN TERM	in '000 PLN		
	H1/ 2006	2005	H1/ 2005
a) Less than 1 month	76 960	17 884	5 769
b) Over 1 month to 3 months	374	272	337
c) Over 3 months to 6 months	22	79	321
d) Over 6 months to 1 year	23	400	23
e) Over 1 year	44 153	44 843	49 554
Total gross overdue trade debtors	121 532	63 478	56 004
f) Allowance for overdue trade debtors	(44 152)	(45 247)	(49 946)
Total net overdue trade debtors	77 380	18 231	6 058

Note 8A.

Of the total long and short term debtors :	disputed debtors total:	including: those uncovered by allowance	overdue debtors total:	including: those uncovered by allowance
- trade debtors			121 532	77 380
- tax, subsidies, and social insurance			12 916	
- other debtors	0		2 247	5

Note 9A.

SHORT TERM FINANCIAL ASSETS	in '000 PLN		
	H1/ 2006	2005	H1/ 2005
a) in subsidiaries	10 845	212 197	11 537
- shares			
- debtors from dividends and other share in profit			
- debt securities		200 000	
- other securities (by type)			
- loans granted	10 845	12 197	11 537
- other short term financial assets (by type)			
b) in jointly controlled entities			
- shares			
- debtors from dividends and other share in profit			
- debt securities			
- other securities (by type)			
- loans granted			
- other short term financial assets (by type)			
c) in associates			
- shares			
- debtors from dividends and other share in profit			
- debt securities			
- other securities (by type)			
- loans granted			
- other short term financial assets (by type)			
d) in significant investor			
- shares			
- debtors from dividends and other share in profit			
- debt securities			
- other securities (by type)			
- loans granted			
- other short term financial assets (by type)			
e) in parent entity			
- shares			
- debtors from dividends and other share in profit			
- debt securities			
- other securities (by type)			
- loans granted			
- other short term financial assets (by type)			
f) in other entities	561 592	192 158	248 344
- shares			
- debtors from dividends and other share in profit			
- debt securities			
- other securities (by type)			
- loans granted			105
- other short term financial assets (by type)	561 592	192 158	248 239
- derivative instruments	561 592	192 158	248 239
g) cash and cash equivalents	2 470 503	1 643 609	717 103
- cash in hand and at bank	8 133	2 465	2 884
- other cash and cash equivalents	93		42
- other monetary assets	2 462 277	1 641 144	714 177
Total short term financial assets	3 042 940	2 047 964	976 984

Note 9B.

SECURITIES, SHARES AND OTHER SHORT TERM FINANCIAL ASSETS (BY CURRENCY)	unit / currency	in '000 PLN		
		H1/ 2006	2005	H1/ 2005
a) in Polish currency		53 277	247 375	63 347
b) in foreign currency		508 315	144 783	184 892
b1. in currency	'000/USD	159 767	44 394	55 256
after conversion to '000PLN		508 315	144 783	184 892
other currencies in '000PLN				
Total securities, shares and other short term financial assets		561 592	392 158	248 239

SECURITIES, SHARES AND OTHER SHORT TERM FINANCIAL ASSETS (BY TRANSFERABILITY)	in '000 PLN		
	H1/2006	2005	H1/2005
A. Fully transferable securities, quoted on stock exchanges (book value)			
a. Shares (book value)			
- fair value			
- value at market price			
- value at purchase cost			
b. Bonds (book value)			
- fair value			
- value at market price			
- value at purchase cost			
c. Other by type (book value)			
c1			
- fair value			
- value at market price			
- value at purchase cost			
B. Fully transferable securities, traded on over-the counter markets (book value)			
a. Shares (book value)			
- fair value			
- value at market price			
- value at purchase cost			
b. Bonds (book value)			
- fair value			
- value at market price			
- value at purchase cost			
c. Other by type (book value)			
c1.			
- fair value			
- value at market price			
- value at purchase cost			
C. Fully transferable, not traded on regulated market (book value)			
a. Shares (book value)			
- fair value			
- value at market price			
- value at purchase cost			
b. Bonds (book value)			
- fair value			
- value at market price			
- value at purchase cost			
c. Other by type (book value)			
c1.			
- fair value			
- value at market price			
- value at purchase cost			
D. Securities with limited transferability (book value)	561 592	392 158	248 239
a. Shares (book value)			
- fair value			
- value at market price			
- value at purchase cost			
b. Bonds (book value)			
- fair value			
- value at market price			
- value at purchase cost			
c. Other by type (book value)	561 592	392 158	248 239
c1. Derivative instruments (book value)	561 592	192 158	248 239
- fair value	561 592	192 158	248 239
- value at market price			
- value at purchase cost	304 605	145 193	177 588
c2. Other debt securities (book value)		200 000	
- fair value			
- value at market price		200 067	
- value at purchase cost		200 000	
Total value at purchase cost	304 605	345 193	177 588
Value at the beginning of the period	392 158	512 324	512 324
Total adjustments (for the period)	256 987	46 965	70 651
Total book value	561 592	392 158	248 239

Note 9D.

SHORT TERM LOANS GRANTED (BY CURRENCY)	unit / currency	in '000 PLN		
		H1/ 2006	2005	H1/ 2005
a) Loans in Polish currency		9 000	9 000	9 902
b) Loans in foreign currency		1 845	3 197	1 740
b1. in currency	'000/USD	580	980	520
after conversion to '000PLN		1 845	3 197	1 740
other currencies in '000PLN				
Total short term loans granted		10 845	12 197	11 642

Note 9E.

CASH AND CASH EQUIVALENTS (BY CURRENCY)	unit / currency	in '000 PLN		
		H1/ 2006	2005	H1/ 2005
a) in Polish currency		999 277	493 456	189 047
b) in foreign currency		1 471 226	1 150 153	528 056
b1. in currency	'000/USD	117 092	219 103	63 572
after conversion to '000PLN		372 541	714 562	212 718
b2. in currency	'000/EUR	247 581	100 586	72 511
after conversion to '000PLN		1 001 070	388 241	292 951
b3. in currency	'000/GBP	16 741	8 417	3 716
after conversion to '000PLN		97 615	47 350	22 387
other currencies in '000PLN				
Total cash and cash equivalents		2 470 503	1 643 609	717 103

Note 9F.

OTHER SHORT TERM INVESTMENTS (BY TYPE)	in '000 PLN		
	H1/ 2006	2005	H1/ 2005
Total other short term investments			

Note 9G.

OTHER SHORT TERM INVESTMENTS (BY CURRENCY)	unit / currency	in '000 PLN		
		H1/ 2006	2005	H1/ 2005
a) in Polish currency				
b) in foreign currency				
b1.unit / currency				
after conversion to '000PLN				
other currencies in '000PLN				
Total other short term investments				

Note 10A.

SHORT TERM PREPAYMENTS	in '000 PLN		
	H1/ 2006	2005	H1/ 2005
a) prepayments of costs, of which:	57 475	5 228	43 579
- wages	9 440		8 163
- development work capitalised until settlement	3 491	2 726	2 550
- property and personnel insurance	5 780	1 705	5 101
- subscription of periodicals	55		
- write-off for company social fund	30 001		22 424
- other	8 708	797	5 341
b) other prepayments, of which:			
Total short term prepayments	57 475	5 228	43 579

Note 11A.

ADJUSTMENT IN VALUE AND REVERSAL OF WRITE-OFF DUE TO PERMANENT DIMINUTION OF VALUE

Item	Items of assets	Reason for adjustment / reversal of write-off	in '000 PLN		
			Amount of adjustment / reversal of write off	of which:	
				recognised in income statement	recognised in equity
1	2	3	4	5	6
I	Current assets		2 554	2 554	
-	debtors	collectability risk	(1 523)	(1 523)	
		cessation of collectability risk	4 159	4 159	
-	inventories	diminution of market value	(82)	(82)	
Total adjustment in value and reversal of write-off			2 554	2 554	

Note 12A.

SHARE CAPITAL (STRUCTURE)								
Issue series	Type of share	Type of preferences	Type of limitation on shareholder rights	Amount of shares	Issue/Series' nominal value	Capital coverage method	Date of registration	Right to dividends (from date)
A*	Bearer	Ordinary	none	53 000 000	530 000	the statutory capital and part of state enterprise capital transferred into share capital	12.09.1991	On registr. date
A	Bearer	Ordinary	none	147 000 000	1 470 000	transfer to share capital of part of the reserve capital of the Company	16.05.1997	01.01.1997
Total amount of shares				200 000 000				
Total share capital					2 000 000			
Nominal value per share			10 PLN					

* The number of shares assumed following a stock split was authorised on the basis of resolution of the Extraordinary General Meeting of 30 April 1997 (date of registration 16 May 1997)

During the first half of 2006 there were no changes in the share capital of the Company. At 30 June 2006 the share capital amounted to PLN 2 000 000 thousand and was divided into 200 000 000 shares having a nominal value of PLN 10 each. Each share grants the right to one vote at the General Shareholders Meeting of the Company.

At 30 June 2006, the only shareholder which held a number of shares representing 5% or more of the share capital and the same number of votes at the General Shareholders Meeting of the Company, based on information held by the Company and received pursuant to art. 147 of the Law on the public trading of securities, was the State Treasury - 88 567 589 shares, representing 44.28% of the share capital (based on an announcement dated 12 January 2001).

During the first half of 2006 the following shareholders reduced their participation in the share capital of the Company to a level below 5%:
- Deutsche Bank Trust Company Americas (depositary bank in the depositary receipt program of the Company), which on 19 June 2006 held 4.86% of the share capital of the Company, and
- Lansdowne Partners Limited Partnership, which on 12 January 2006 controlled 4.64% of the share capital of the Company.

After the balance sheet date Deutsche Bank Trust Company Americas increased its participation in the share capital of the Company to a level above 5% and on 27 July 2006 owned 10 169 452 shares of KGHM Polska Miedź S.A., representing 5.08 % of the share capital of the Company.

Note 13A.

TREASURY SHARES				
				in '000 PLN
Amount	Value at purchase price	Carrying amount	Reason of purchase	Designation

Note 13B.

ISSUER'S SHARES BEING SUBORDINATED ENTITIES' PROPERTY			
in '000 PLN			
Name of the entity, location of Head Office	Amount	Value at purchase price	Carrying amount

Note 14A.

RESERVE CAPITAL	in '000 PLN		
	H1/ 2006	2005	H1/ 2005
a) Share premium account			
b) Statutory reserves	660 000	660 000	660 000
c) Reserve capital, created in accordance with statutory requirement, over the obligatory amount	1 664 189	1 423 888	1 404 168
d) Additional payments to reserve capital			
e) Other			
Total reserve capital	2 324 189	2 083 888	2 064 168

Note 15A.

REVALUATION RESERVE	in '000 PLN		
	H1/ 2006	2005	H1/ 2005
a) due to revaluation of tangible fixed assets	650 643	651 588	671 484
b) due to gains / losses on valuation of financial instruments, of which:	(2 265 048)	(1 024 713)	(15 009)
- due to valuation of hedging instruments	(2 265 048)	(1 024 713)	(15 009)
c) due to deferred income tax	446 869	213 959	24 811
d) exchange rate differences on translation of foreign divisions			
e) other			
Total revaluation reserve	(1 167 536)	(159 166)	681 286

OTHER RESERVE CAPITAL (BY DESIGNATION)	in '000 PLN		
	H1/ 2006	2005	H1/ 2005
Total other reserve capital			

Note 17A.

WRITE-OFF OF NET PROFIT IN THE FINANCIAL YEAR	in '000 PLN		
	H1/ 2006	2005	H1/ 2005
Total write-off of net profit in the financial year			

Note 18A.

CHANGE IN PROVISION FOR DEFERRED INCOME TAX	in '000 PLN		
	H1/ 2006	2005	H1/ 2005
1. Provision for deferred income tax at the beginning of the period, of which:	322 626	242 236	242 236
a) recognised in financial result	322 626	224 593	224 593
- exchange rate differences	5 141	6 176	6 176
- interest	367	376	376
- valuation of derivative transactions	50 580	83 961	83 961
- depreciation	169 813	131 814	131 814
- revaluation of future cash flow hedging instruments	664		
- difference from using the equity method	93 439		
- other	2 622	2 266	2 266
b) recognised in equity		17 643	17 643
- revaluation of future cash flow hedging instruments		17 643	17 643
c) recognised in goodwill or negative goodwill			
2. Increases	189 658	208 348	64 992
a) recognised in financial result for the period in connection with taxable temporary differences, due to:	103 059	190 043	46 686
- exchange rate differences	12 375	2 194	2 142
- interest	945	340	145
- valuation of derivative transactions	52 323	41 818	17 596
- depreciation	25 204	48 886	24 114
- difference from using the equity method	9 892	93 439	
- revaluation of future cash flow hedging instruments		664	
- other	2 320	2 702	2 689
b) recognised in equity in connection with taxable temporary differences, due to:	86 599	18 305	18 306
- revaluation of future cash flow hedging instruments	86 599	18 305	18 306
c) recognised in goodwill or negative goodwill in connection with taxable temporary differences, due to:			
3. Decreases	(202 408)	(127 958)	(102 492)
a) recognised in financial result for the period in connection with taxable temporary differences, due to:	(115 809)	(92 010)	(68 988)
- exchange rate differences	(1 801)	(3 229)	(717)
- interest	(338)	(349)	(342)
- valuation of derivative transactions	(25 765)	(75 199)	(61 406)
- depreciation	(6 562)	(10 887)	(4 183)
- revaluation of future cash flow hedging instruments	(138)		
- difference from using the equity method	(78 654)		
- other	(2 551)	(2 346)	(2 340)
b) recognised in equity in connection with taxable temporary differences, due to:	(86 599)	(35 948)	(33 504)
- revaluation of future cash flow hedging instruments	(86 599)	(35 948)	(33 504)
c) recognised in goodwill or negative goodwill in connection with taxable temporary differences, due to:			
4. Total provision for deferred income tax at the end of the period	309 876	322 626	204 736
a) recognised in financial result	309 876	322 626	202 291
- exchange rate differences	15 715	5 141	7 601
- interest	974	367	179
- valuation of derivative transactions	77 138	50 580	40 151
- depreciation	188 455	169 813	151 745
- revaluation of future cash flow hedging instruments	526	664	
- difference from using the equity method	24 677	93 439	
- other	2 391	2 622	2 615
b) recognised in equity			2 445
- revaluation of future cash flow hedging instruments			2 445
c) recognised in goodwill or negative goodwill			

TAXABLE TEMPORARY DIFFERENCES

Item	Description	Type of temporary differences	in '000 PLN Beginning of period	in '000 PLN End of period	Expiry date
1	2	3	4	5	6
	ASSETS				
A	Non-current assets				
I	intangible assets	depreciation	8 875	9 195	until expiration
II	tangible fixed assets	depreciation	884 876	982 674	until expiration
	long term financial assets	difference from using the equity method	491 786	129 877	to realisation
B	Current assets				
I	inventories	valuation of inventories	137	171	2006
II	short term debtors	interest on debtors	927	1 736	2006
		interest on debtors	34	34	2007
		exchange rate differences	5 444	7 755	2006
		exchange rate differences from prior years	1 192	353	2006
		contractual penalties	204	428	2006
	debtors from other entities	rental, lease, utilities, other	12 346	6 732	2006
III	short term investments	accrued interest from loan	204	17	2006
	short term financial assets	exchange rate differences from loan	112	103	2006
	other short term financial assets	valuation of financial income from derivative transactions	266 210	405 990	2006-2007
	cash and cash equivalents	accrued foreign exchange gains	9 059	60 423	2006
		accrued interest from loan	966	4 768	2006
		exchange rate differences from prior years	416	416	2006
		accrued interest from bank deposit		3 339	2006
		accrued interest from securities	67		
	EQUITY AND LIABILITIES				
A	Equity	exchange rate differences on bank loans	9 830	9 830	2007
B	Liabilities and provisions for liabilities	valuation of financial instruments, leasing	3 330	2 732	2006
II	long term liabilities	provision for liabilities - valuation	614	1 056	2006
III	short term liabilities	exchange rate differences	970	2 996	2006
		valuation of licence	165	36	2006
		exchange rate differences from prior years	33	33	to realisation
	other financial liabilities	changes of estimation of provision	233	233	2006
	Total of taxable temporary differences		1 698 030	1 630 927	

Note 18B.

CHANGE IN LONG TERM PROVISION FOR RETIREMENT AND RELATED BENEFITS (BY TYPE)	in '000 PLN H1/ 2006	2005	H1/ 2005
a) beginning of the period	756 328	654 404	654 404
- retirement-disability rights	132 728	109 930	109 930
- jubilee awards	194 480	172 406	172 406
- coal-equivalent payments	429 120	372 068	372 068
b) increase, due to:	22 607	108 753	68 110
- retirement-disability rights	3 908	23 924	9 450
- jubilee awards	3 088	25 743	8 967
- coal-equivalent payments	15 611	59 086	49 693
c) utilisation, due to:			
d) release, due to:	(5 602)	(6 829)	(3 239)
- retirement-disability rights	(1 550)	(1 126)	(595)
- jubilee awards	(2 398)	(3 669)	(2 263)
- coal-equivalent payments	(1 654)	(2 034)	(381)
e) end of the period	773 333	756 328	719 275
- retirement-disability rights	135 086	132 728	118 785
- jubilee awards	195 170	194 480	179 110
- coal-equivalent payments	443 077	429 120	421 380

Note 18C.

CHANGE IN SHORT TERM PROVISION FOR RETIREMENT AND RELATED BENEFITS (BY TYPE)	in '000 PLN		
	H1/ 2006	2005	H1/ 2005
a) beginning of the period	60 691	56 588	56 588
- retirement-disability rights	12 610	11 503	11 503
- jubilee awards	24 747	23 552	23 552
- coal-equivalent payments	23 334	21 533	21 533
b) increase, due to:	2 503	6 594	2 725
- creation of provision for retirement-disability rights	617	1 696	634
- creation of provision for jubilee awards	777	3 039	943
- creation of provision for coal-equivalent payments	1 109	1 859	1 148
c) utilisation, due to:			
d) release, due to:	(2 252)	(2 491)	(1 494)
- retirement-disability rights	(248)	(589)	(394)
- jubilee awards	(1 926)	(1 844)	(1 062)
- coal-equivalent payments	(78)	(58)	(38)
e) end of the period	60 942	60 691	57 819
- retirement-disability rights	12 979	12 610	11 743
- jubilee awards	23 598	24 747	23 433
- coal-equivalent payments	24 365	23 334	22 643

Note 18D.

CHANGE IN OTHER LONG TERM PROVISIONS (BY TYPE)	in '000 PLN		
	H1/ 2006	2005	H1/ 2005
a) beginning of the period	414 701	442 077	442 077
- costs of mine closure	373 326	408 104	408 104
- future costs of disposal of fixed assets in liquidation	4 363	327	327
- other provisions for potential losses, expenses and liabilities	37 012	33 646	33 646
b) increase, due to:	34 567	124 596	57 989
- creation of provision for costs of mine closure	34 141	111 908	49 562
- creation of provision for liquidation of fixed assets			10
- creation of other provisions for potential losses, expenses and liabilities	426	8 419	6 720
- future costs of disposal of fixed assets in liquidation		4 269	
- changes of valuation of provisions for municipality liabilities			1 004
- transfer of other short term provisions			693
c) utilisation, due to:	(515)	(1 680)	(5 483)
- increasing the mine closure fund		(1 680)	(5 433)
- utilisation for cost of mine closure	(515)		(50)
d) release, due to:	(11 292)	(150 292)	(30 813)
- change of valuation of provision for mine closure costs	(6 963)	(145 006)	(30 062)
- management of fixed assets		(233)	
- release of provisions for other potential losses, expenses and liabilities	(4 329)	(5 053)	(751)
e) end of the period	437 461	414 701	463 770
- costs of mine closure	399 989	373 326	422 121
- future costs of disposal of fixed assets in liquidation	4 363	4 363	337
- other provisions for potential losses, expenses and liabilities	33 109	37 012	41 312

Note 18E.

CHANGE IN OTHER SHORT TERM PROVISIONS (BY TYPE)	in '000 PLN		
	H1/ 2006	2005	H1/ 2005
a) beginning of the period	112 012	64 729	64 729
- costs of mine closure	5 434	7 890	7 890
- future costs of disposal of fixed assets	2 595	6 938	6 938
- potential state budget liabilities	75 920	19 171	19 171
- disputed issues and other liabilities	28 063	30 730	30 730
b) increase, due to:	32 444	78 368	2 323
- costs of mine closure	1 928		
- future costs of disposal of fixed assets		696	
- potential state budget liabilities	27 676	68 738	2 244
- disputed issues and other liabilities	2 840	8 934	79
c) utilisation, due to:	(6 742)	(22 742)	(20 002)
- costs of mine closure	(963)	(2 456)	(1 403)
- future costs of disposal of fixed assets	(1 236)	(595)	(576)
- potential state budget liabilities	(1 976)	(10 866)	(9 674)
- disputed issues and other liabilities	(2 567)	(8 825)	(8 349)
d) release, due to:	(7 846)	(8 343)	(2 788)
- costs of mine closure	(50)		
- future costs of disposal of fixed assets	(11)	(4 444)	(31)
- potential state budget liabilities	(1 806)	(1 123)	
- disputed issues and other liabilities	(5 979)	(2 776)	(2 757)
e) end of the period	129 868	112 012	44 262
- costs of mine closure	6 349	5 434	6 487
- future costs of disposal of fixed assets	1 348	2 595	6 331
- potential state budget liabilities	99 814	75 920	11 741
- disputed issues and other liabilities	22 357	28 063	19 703

Note 19A.

LONG TERM LIABILITIES	in '000 PLN		
	H1/ 2006	2005	H1/ 2005
a) toward subsidiaries		165	27 994
- bank and other loans			26 840
- due to issued debt securities			
- other financial liabilities, of which:			
- financial lease agreements		165	1 154
- other (by type)			
b) toward jointly controlled entities			
- bank and other loans			
- due to issued debt securities			
- other financial liabilities, of which:			
- financial lease agreements			
- other (by type)			
c) toward associates			
- bank and other loans			
- due to issued debt securities			
- other financial liabilities, of which:			
- financial lease agreements			
- other (by type)			
d) toward significant investor			
- bank and other loans			
- due to issued debt securities			
- other financial liabilities, of which:			
- financial lease agreements			
- other (by type)			
e) toward parent entity			
- bank and other loans			
- due to issued debt securities			
- other financial liabilities, of which:			
- financial lease agreements			
- other (by type)			
f) toward other entities	33 910	40 324	36 333
- bank and other loans	16 000	19 000	13 415
- due to issued debt securities			
- other financial liabilities, of which:			
- financial lease agreements	17 910	21 324	22 918
- other (by type)			
Total long term liabilities	33 910	40 489	64 327

Note 19B.

LONG TERM LIABILITIES - REPAYMENT TERM REMAINING AT BALANCE SHEET DATE	in '000 PLN		
	H1/ 2006	2005	H1/ 2005
a. Over 1 year, to 3 years	19 194	23 393	48 451
b. Over 3 years, to 5 years	7 999	8 033	6 324
c. Over 5 years	6 717	9 063	9 552
Total long term liabilities	33 910	40 489	64 327

Note 19C.

LONG TERM LIABILITIES (BY CURRENCY)	unit / currency	in '000 PLN		
		H1/ 2006	2005	H1/ 2005
a) in Polish currency		16 756	21 015	43 800
b) in foreign currency		17 154	19 474	20 527
b1. in currency	'000/EUR	4 243	5 045	5 081
after conversion to '000PLN		17 154	19 474	20 527
other currencies in '000PLN				
Total long term liabilities		33 910	40 489	64 327

Note 19D.

LONG TERM LIABILITIES DUE TO BANK AND OTHER LOANS

in '000 PLN

Name of entity (company) and legal form	Location of Office	Amount of bank/other loans according to agreement				Payable amount of bank/other loans				Interest rate	Repayment period	Security	Other
		in '000 PLN	in currency	unit	currency	in '000 PLN	in currency	unit	currency				
Voivodeship Environmental Protection and Water Management Fund	Wrocław	10 000				3 000				4.00%	16.12.2008	own bill of exchange in blanco, registered pledge on gas dedusting facility for anode furnaces, surrender of rights to insurance policy of assets arising due to financing of investment	
Voivodeship Environmental Protection and Water Management Fund	Wrocław	19 000				13 000				4.00%	16.09.2010	own bill of exchange in blanco, declaration on acceptance of execution	
Total		29 000				16 000							

Note 19E.

LONG TERM LIABILITIES DUE TO THE ISSUING OF LONG TERM DEBT SECURITIES

in '000 PLN

Debt securities by type	Face value	Interest rate	Redemption period	Guarantees/Security	Additional rights	Quotation market	Other

Note 20A.

SHORT TERM LIABILITIES	in '000 PLN		
	H1/ 2006	2005	H1/ 2005
a) toward subsidiaries	285 695	258 486	159 108
- bank and other loans, of which:	26 847	26 898	132
- long term bank and other loans repayable in the present period	26 847	26 898	
- due to issued debt securities			
- due to dividends			
- other financial liabilities, of which:			
- due to trade liabilities:	255 247	225 245	150 119
- less than 12 months	255 247	225 245	150 119
- over 12 months			
- advances received for deliveries			
- bills of exchange payable			
- other (by type)	3 601	6 343	8 857
- due to leasing	1 158	1 990	1 978
- other liabilities	2 443	4 353	6 879
b) toward jointly controlled entities			
- bank and other loans, of which:			
- long term bank and other loans repayable in the present period			
- due to issued debt securities			
- due to dividends			
- other financial liabilities, of which:			
- due to trade liabilities:			
- less than 12 months			
- over 12 months			
- advances received for deliveries			
- bills of exchange payable			
- other (by type)			
c) toward associates	954	830	869
- bank and other loans, of which:			
- long term bank and other loans repayable in the present period			
- due to issued debt securities			
- due to dividends			
- other financial liabilities, of which:			
- due to trade liabilities:	954	830	869
- less than 12 months	954	830	869
- over 12 months			
- advances received for deliveries			
- bills of exchange payable			
- other (by type)			
d) toward significant investor			
- bank and other loans, of which:			
- long term bank and other loans repayable in the present period			
- due to issued debt securities			
- due to dividends			
- other financial liabilities, of which:			
- due to trade liabilities:			
- less than 12 months			
- over 12 months			
- advances received for deliveries			
- bills of exchange payable			
- other (by type)			
e) toward parent entity			
- bank and other loans, of which:			
- long term bank and other loans repayable in the present period			
- due to issued debt securities			
- due to dividends			
- other financial liabilities, of which:			
- due to trade liabilities:			
- less than 12 months			
- over 12 months			
- advances received for deliveries			
- bills of exchange payable			
- other (by type)			

f) toward other entities	5 784 098	2 474 011	1 704 363
- bank and other loans, of which:	6 000	8 411	257 635
- long term bank and other loans repayable in the present period	6 000	8 411	
- due to issued debt securities			
- due to dividends	2 000 000		400 000
- other financial liabilities, of which:	2 890 327	1 366 160	441 629
- due to valuation of derivative instruments	2 858 664	1 360 533	434 706
- due to factoring	31 663	5 627	
- other			6 923
- due to trade liabilities:	258 023	384 525	183 421
- less than 12 months	254 331	380 540	179 465
- over 12 months	3 692	3 985	3 956
- advances received for deliveries	25 671	3 912	2 491
- bills of exchange payable			
- due to taxes, customs duties and related items	478 486	543 823	316 735
- due to wages	47 667	96 028	54 485
- other (by type)	77 924	71 152	47 967
- mining royalty		7 728	8 204
- liabilities due to leasing	5 043	4 897	5 215
- environmental fees	42 236	40 575	18 979
- settlement of wage deductions	7 162	7 612	7 203
- other	23 482	10 340	8 366
g) special funds (by type)	159 072	75 650	82 400
- social fund	122 852	44 786	57 511
- other funds	36 220	30 864	24 889
Total short term liabilities	6 229 819	2 808 977	1 946 740

Note 20B.

SHORT TERM LIABILITIES (BY CURRENCY)	unit /currency	in '000 PLN		
		H1/ 2006	2005	H1/ 2005
a) in Polish currency		3 166 463	1 272 842	1 259 933
b) in foreign currency		3 063 356	1 536 135	686 807
b1. in currency	'000/USD	953 127	468 166	202 227
after conversion to'000PLN		3 032 835	1 527 107	677 105
b2. in currency	'000/EUR	7 373	2 208	2 176
after conversion to '000PLN		29 813	8 512	8 792
b1. in currency	'000/GBP	121	92	118
after conversion to '000PLN		708	516	712
other currencies in '000PLN				198
Total short term liabilities		6 229 819	2 808 977	1 946 740

Note 20C.

SHORT TERM LIABILITIES DUE TO BANK AND OTHER LOANS

in '000 PLN

Name of entity (company) and legal form	Location of Office	Amount of bank/other loans according to agreement				Payable amount of bank/other loans				Interest rate	Repayment period	Security	Other
		in '000 PLN	in currency	unit	currency	in '000 PLN	in currency	unit	currency				
1. KGHM Metale DSI S.A	Lubin	26 827				26 847				1M WIBOR + margin of 0.45%	30.09.2006	own bill of exchange in blanco	
- including: interest accrued using the effective interest rate						20							
2. Voivodeship Environmental Protection and Water Management Fund	Wrocław					2 000				4%	15.12.2006	own bill of exchange in blanco, registered pledge on gas dedusting facility for anode furnaces, surrender of rights to insurance policy of assets arising due to financing of investment	see also note 19D
3. Voivodeship Environmental Protection and Water Management Fund	Wrocław					4 000				4%	30.06.2007	own bill of exchange in blanco, declaration on acceptance of execution	see also note 19D
TOTAL		26 827				32 847							

Note 20D.

SHORT TERM LIABILITIES DUE TO THE ISSUING OF SHORT TERM DEBT FINANCIAL INSTRUMENTS

in '000 PLN

Debt securities by type	Face value	Interest rate	Redemption period	Guarantees/Security	Additional rights	Other

Note 21A

CHANGE IN NEGATIVE GOODWILL	in '000 PLN		
	H1/ 2006	2005	H1/ 2005
Beginning of the period			
a) increase, due to:			
b) decrease, due to:			
Negative goodwill at the end of the period			

Note 21B.

OTHER ACCRUALS AND DEFERRED INCOME	in '000 PLN		
	H1/ 2006	2005	H1/ 2005
a) accruals	298 739	186 362	205 582
- long term accruals (by type)			
- short term accruals (by type)	298 739	186 362	205 582
- wages with charges	248 685	135 813	165 098
- environmental fees	278	77	143
- liabilities due to unused vacations	15 721	15 721	14 879
- other	34 055	34 751	25 462
b) deferred income	73 858	60 990	14 395
- long term deferred income (by type)	1 776	1 382	1 802
- cash and cash equivalents received for acquisition or construction of fixed assets and research projects	1 282	1 301	1 716
- received free of charge, including subsidies, fixed assets, fixed assets under construction, and intangible assets	431		
- other	63	81	86
- short term deferred income (by type)	72 082	59 608	12 593
- prepaid delivieries	71 230	58 509	11 664
- grants, subsidies, subsidies relating to capital expenditure and research projects		975	767
- received free of charge, including subsidies, fixed assets, fixed assets under construction, and intangible assets	57		
- cash and cash equivalents received for acquisition or construction of fixed assets and research projects	682		
- other	113	124	162
Total other accruals and deferred income	372 597	247 352	219 977

Note 22A.

INFORMATION USED IN THE CALCULATION OF NET ASSETS PER SHARE AND DILUTED NET ASSETS PER SHARE	in '000 PLN		
	H1/ 2006	2005	H1/ 2005
Equity	5 152 854	6 214 078	5 764 036
Number of shares on the balance sheet date	200 000 000	200 000 000	200 000 000
Net assets per share (in PLN)	25.76	31.07	28.82
Diluted number of shares on the balance sheet date	200 000 000	200 000 000	200 000 000
Diluted net assets per share (in PLN)	25.76	31.07	28.82

The value of net assets per share was calculated as the relation between the equity of KGHM Polska Miedź S.A. on the balance sheet date to the number of shares of KGHM Polska Miedź S.A. on the balance sheet date.

Note 23A.

CONTINGENT DEBTORS FROM RELATED ENTITIES (DUE TO)	in '000 PLN		
	H1/ 2006	2005	H1/ 2005
a) received guarantees, of which:			
- from subsidiaries			
- from jointly controlled entities			
- from associates			
- from significant investor			
- from parent entity			
b) other (by type)			
- of which: from subsidiaries			
- of which: from jointly controlled entities			
- of which: from associates			
- of which: from significant investor			
- of which: from parent entity			
Total contingent debtors from related entities			

Note 23B.

CONTINGENT LIABILITIES TOWARD RELATED ENTITIES (DUE TO)	in '000 PLN		
	H1/ 2006	2005	H1/ 2005
a) granted guarantees, of which:	22 423	36 968	219 106
- toward subsidiaries	22 423	36 968	219 106
- toward joint controlled entities			
- toward associates			
- toward significant investor			
- toward parent entity			
b) other (by type)			
- of which: toward subsidiaries			
- of which: toward joint controlled entities			
- of which: toward associates			
- of which: toward significant investor			
- of which: toward parent entity			
Total contingent liabilities toward related entities	22 423	36 968	219 106

Note 24A.

NET REVENUE FROM SALE OF PRODUCTS (MATERIAL STRUCTURE - BY TYPE OF ACTIVITY)	in '000 PLN	
	H1/ 2006	H1/ 2005
- copper, precious metals and other smelter products	5 441 891	3 445 069
- of which: from related entities	1 155 549	743 078
- processing of copper	206	91
- of which: from related entities		
- salt	16 235	14 272
- of which: from related entities	16 235	14 272
- other products	35 043	33 574
- of which: from related entities	24 593	22 685
Total net revenue from sale of products	5 493 375	3 493 006
- of which: from related entities	1 196 377	780 035

Note 24B.

NET REVENUE FROM THE SALE OF PRODUCTS (TERRITORIAL STRUCTURE)	in '000 PLN	
	H1/ 2006	H1/ 2005
a) Domestic	1 817 299	1 069 405
- of which: from related entities	113 005	89 364
- copper, precious metals and other smelter products	1 768 670	1 025 581
- of which: from related entities	75 032	55 826
- processing of copper	206	91
- of which: from related entities		
- salt	13 380	10 853
- of which: from related entities	13 380	10 853
- other products	35 043	32 880
- of which: from related entities	24 593	22 685
b) Export	3 676 076	2 423 601
- of which: from related entities	1 083 372	690 671
- copper, precious metals and other smelter products	3 673 221	2 419 488
- of which: from related entities	1 080 517	687 252
- processing of copper		
- of which: from related entities		
- salt	2 855	3 419
- of which: from related entities	2 855	3 419
- other products		694
- of which: from related entities		
Total revenue from the sale of products	5 493 375	3 493 006
- of which: from related entities	1 196 377	780 035

Note 25A.

NET REVENUE FROM THE SALE OF MATERIALS AND GOODS FOR RESALE (MATERIAL STRUCTURE - BY TYPE OF ACTIVITY)	in '000 PLN	
	H1/ 2006	H1/ 2005
- energy, fuel, gas	20 585	17 025
- of which: from related entities	8 748	7 543
- wastes	5 732	5 740
- of which: from related entities	5 167	1 191
- resale of material	7 527	6 333
- of which: from related entities	5 551	4 613
- copper and silver	74 561	10 665
- of which: from related entities		
- other	277	1 082
- of which: from related entities	47	404
Total revenue from the sale of materials and goods for resale	108 682	40 845
- of which: from related entities	19 513	13 751

Note 25B.

NET REVENUE FROM THE SALE OF MATERIALS AND GOODS FOR RESALE (TERRITORIAL STRUCTURE)	in '000 PLN	
	H1/ 2006	H1/ 2005
a) Domestic	34 121	30 180
- of which: from related entities	19 513	13 751
- energy, fuel, gas	20 585	17 025
- of which: from related entities	8 748	7 543
- wastes	5 732	5 740
- of which: from related entities	5 167	1 191
- resale of material	7 527	6 333
- of which: from related entities	5 551	4 613
- other	277	1 082
- of which: from related entities	47	404
b) Export	74 561	10 665
- of which: from related entities		
- copper and silver	74 561	10 665
- of which: from related entities		
Total revenue from the sale of materials and goods for resale	108 682	40 845
- of which: from related entities	19 513	13 751

Note 26A.

COSTS BY TYPE	in '000 PLN	
	H1/ 2006	H1/ 2005
a) Depreciation	170 114	142 570
b) Consumption of materials and energy	1 885 018	968 494
c) External services	457 711	409 008
d) Taxes and fees	129 408	123 771
e) Wages and salaries	663 300	651 078
f) Social insurance and other benefits	276 305	238 412
g) Other	55 793	45 360
- advertising and promotion costs	11 128	9 231
- property and personnel insurance	15 729	12 985
- business trips	2 211	2 774
- other costs	26 725	20 370
Total costs by type	3 637 649	2 578 693
Change in work in progress, finished goods and prepayments and accruals	(395 169)	(136 605)
Costs of production of products for internal use (negative value)	(27 088)	(24 253)
Selling costs (negative value)	(37 515)	(34 877)
General and administration costs (negative value)	(242 760)	(237 603)
Costs of production of manufactured products sold	2 935 117	2 145 355

Note 27A.

OTHER OPERATING INCOME	in '000 PLN	
	H1/ 2006	H1/ 2005
a) Release of provisions, due to:	14 603	5 304
- acquisition of site for building of tailings pond (revaluation)		33
- inventions	5 377	
- retirement and similar rights	6 571	3 791
- other liabilities	2 655	1 480
b) other, of which:	9 597	48 898
- reversal of allowance for assets, upon elimination of cause for their creation	2 152	32 239
- income from liquidation of fixed assets	947	1 021
- penalties and damages paid to the company	796	2 476
- write-off of liabilities	25	90
- correction of property tax from prior years		1 949
- other operating income	5 677	11 123
Total other operating income	24 200	54 202

Note 28A.

OTHER OPERATING COSTS	in '000 PLN	
	H1/ 2006	H1/ 2005
a) Provisions created due to:	129 433	80 045
- future costs of mine closure	1 300	106
- retirement and similar rights	23 828	69 893
- liabilities towards Municipality	563	1 008
- bonus for employees for the results of the Company	91 160	
- donations to related entity		8 960
- property tax	11 990	
- other	592	78
b) other, of which:	17 694	26 892
- donations	5 405	8 195
- correction of property tax from prior years	939	4 790
- other	11 350	13 907
Total other operating costs	147 127	106 937

REVALUATION OF NON-FINANCIAL ASSETS

Description	in '000 PLN	
	H1/ 2006	H1/ 2005
- adjustment in value of fixed assets for disposal		903
- valuation of by-products and materials inventory to market prices	302	45
- allowance for debtors	1 145	3 245
Total revaluation of non-financial assets	1 447	4 193

Note 29A.

FINANCIAL INCOME FROM DIVIDENDS AND SHARE IN PROFIT	in '000 PLN	
	H1/ 2006	H1/ 2005
a) from related entities		
- from subsidiaries		
- from jointly controlled entities		
- from associates		
- from significant investor		
- from parent entity		
b) from other entities		
Total financial income from dividends and share in profit		

Note 29B.

FINANCIAL INCOME FROM INTEREST	in '000 PLN	
	H1/ 2006	H1/ 2005
a) due to loans granted	282	372
- from related entities, of which:	282	368
- from subsidiaries	282	368
- from jointly controlled entities		
- from associates		
- from significant investor		
- from parent entity		
- from other entities		4
b) other interest	42 675	62 654
- from related entities, of which:	4 138	23 378
- from subsidiaries	4 138	23 378
- from jointly controlled entities		
- from associates		
- from significant investor		
- from parent entity		
- from other entities	38 537	39 276
Total financial income from interest	42 957	63 026

Note 29C.

OTHER FINANCIAL INCOME	in '000 PLN	
	H1/ 2006	H1/ 2005
a) foreign exchange gains	27 233	6 035
- realised	(30 601)	23 257
- unrealised	57 834	(17 222)
b) release of provisions, due to:		1 110
- budget liabilities interest		1 110
c) other, of which:	2 949	39 217
- gains from financial investment	246	25 029
- other financial income	2 703	14 188
Total other financial income	30 182	46 362

Foreign exchange gains are presented as an excess of foreign exchange gains over losses

For the first half of 2006:

Foreign exchange gains	57 834
Foreign exchange losses	30 601

Note 30A.

FINANCIAL COSTS FROM INTEREST	in '000 PLN	
	H1/ 2006	H1/ 2005
a) from bank and other loans:	1 098	4 552
- to related entities, of which:	590	328
- to subsidiaries	590	328
- to jointly controlled entities		
- to associates		
- to significant investor		
- to parent entity		
- to other entities	508	4 224
b) other interest	2 706	4 216
- to related entities, of which:	51	147
- to subsidiaries	51	147
- to jointly controlled entities		
- to associates		
- to significant investor		
- to parent entity		
- to other entities	2 655	4 069
Total financial costs from interest	3 804	8 768

Note 30B.

OTHER FINANCIAL COSTS	in '000 PLN	
	H1/ 2006	H1/ 2005
a) foreign exchange losses, of which:		
- realised		
- unrealised		
b) provisions created, due to:	14 031	
- interest on property tax	14 031	
c) other, of which:	10 429	24 285
- allowance for debtors from interest		5 544
- commissions		155
- revaluation of provision for mine closure costs	9 332	15 806
- default interest		1 033
- other financial costs	1 097	1 747
Total other financial costs	24 460	24 285

Note 31A.

In the first half of 2006 shares in subordinated entities were not sold.

Note 32A.

EXTRAORDINARY GAINS	in '000 PLN	
	H1/ 2006	H1/ 2005
a) profits resulting from accidents		
b) other, by type:		
Total extraordinary gains		

Note 33A.

EXTRAORDINARY LOSSES	in '000 PLN	
	H1/ 2006	H1/ 2005
a) losses resulting from accidents		
b) other, by type:		
Total extraordinary losses		

Note 34A.

CURRENT TAXATION	in '000 PLN	
	H1/ 2006	H1/ 2005
1. Profit (loss) before taxation	2 215 976	1 095 565
2. Differences between profit (loss) before tax and tax base (by item)	23 968	1 293
- provisions created	375 690	271 883
- provisions released	(140 210)	(182 207)
- interest paid	1 708	1 563
- accrued interest, recovered on tax overpayment	(5 523)	(27 916)
- State budget interest and interest accrued on bank loans	13 851	4 317
- realised exchange rate gains	9 476	961
- accrued exchange rate gains	(64 572)	32 853
- realised exchange rate losses	(6 781)	(18 804)
- accrued exchange rate losses	9 848	28 501
- realised income from derivative instruments	70 481	348 680
- accrued income from derivative instruments	(704 577)	(153 887)
- realised costs of derivative instruments	(145 951)	(423 146)
- accrued costs of derivative instruments	886 951	140 541
- other	(276 423)	(22 046)
3. Tax base	2 239 944	1 096 858
4. Corporate income tax at the rate of 19%	425 589	208 422
5. Increases, waivers, reliefs, write offs and reductions of tax	(59)	11 307
6. Current corporate income tax charge disclosed in tax return for the period, of which:	425 530	219 729
- presented in income statement	425 530	219 729
- relating to items which decreased or increased equity		
- relating to items which decreased or increased goodwill or negative goodwill		

Note 34B.

DEFERRED INCOME TAX, PRESENTED IN THE INCOME STATEMENT	in '000 PLN	
	H1/ 2006	H1/ 2005
- decrease (increase) due to the arising and reversal of temporary differences	(57 436)	6 263
- decrease (increase) due to changes in taxation rates		
- decrease (increase) due to previously unrecognised tax losses, tax relief or prior period temporary differences		
- decrease (increase) due to the write-off of deferred income tax assets or to inability to utilise the deferred income tax provision		67
- other elements of deferred tax (by type)		
Total deferred income tax	(57 436)	6 330

Note 34C.

TOTAL DEFERRED INCOME TAX	in '000 PLN	
	H1/ 2006	H1/ 2005
- recognised in equity	446 869	24 811
- recognised in goodwill or negative goodwill		

Note 34D.

TAXATION PRESENTED IN THE INCOME STATEMENT DUE TO:	in '000 PLN	
	H1/ 2006	H1/ 2005
- discontinued activity		
- extraordinary items		

Note 35A.

OTHER OBLIGATORY DEDUCTIONS FROM PROFIT (LOSS INCREASE), DUE TO:	in '000 PLN	
	H1/ 2006	H1/ 2005
Total other obligatory deductions from profit (loss increase)		

Note 36A.

SHARE IN NET PROFITS (LOSSES) OF SUBORDINATED ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD, OF WHICH:	in '000 PLN	
	H1/ 2006	H1/ 2005
- write-off of goodwill of subordinated entities		
- write-off of negative goodwill of subordinated entities		
- write-off of differences in valuation of net assets	148 319	149 076

Note 37A.

PROPOSAL OF PROFIT DISTRIBUTION / COVERAGE OF LOSSES

Description	in '000 PLN	
	H1/ 2006	H1/ 2005
Profit / loss for the period	1 996 201	1 018 582
Distribution of profit / coverage of losses		

There is no proposal of profit distribution for the first half of 2006.

Note 38A.

INFORMATION USED IN THE CALCULATION OF EARNINGS PER ORDINARY SHARE AND DILUTED EARNINGS PER ORDINARY SHARE	in '000 PLN	
	H1/ 2006	H1/ 2005
Net profit (loss) for the period	1 996 201	1 018 582
Weighted average number of ordinary shares	200 000 000	200 000 000
Earnings (loss) per ordinary share (in PLN)	9.98	5.09
Weighted average diluted number of ordinary shares	200 000 000	200 000 000
Diluted earnings per share (in PLN)	9.98	5.09

Earnings per ordinary share is calculated as the relation of net profit of the Company for the period to the weighted average number of ordinary shares of the Company in specific periods

Weighted average diluted number of ordinary shares and diluted earnings per share are equal respectively to weighted average number of ordinary shares and earnings per ordinary share.

Annualised earnings per ordinary share calculated at 30 June 2006 equals 16.33

Annualised earnings per ordinary share calculated at 30 June 2005 equals 7.33

EXPLANATORY NOTES TO THE CASH FLOW STATEMENT

Explanatory Note Nr 1
to the Cash Flow Statement

STRUCTURE OF CASH AND CASH EQUIVALENTS IN THE CASH FLOW STATEMENT
FOR THE PERIOD FROM 1 JANUARY 2006 TO 30 JUNE 2006

				in '000 PLN
Item	Description	Beginning of period	End of period	Change
1.	Cash in hand	76	99	23
2.	Cash at bank	2 290	7 968	5 678
3.	Other cash and cash equivalents:		93	93
	a) cash in transit		93	93
	b) other			
4.	Other monetary assets	1 641 144	2 462 277	821 133
	a) financial assets payable or due within 3 months from the date of their receipt, issuance, acquisition or from establishment - cash deposits, cheques, external bills of exchange and other financial assets	1 640 111	2 458 920	818 809
	b) interest from financial assets payable or due within 3 months from the date of their receipt, issuance, acquisition or from establishment	1 033	3 357	2 324
5.	Total cash and cash equivalents presented in the cash flow statement (1+2+3+4)	1 643 510	2 470 437	826 927
	including restricted cash and cash equivalents	x	73 482	x

EXPLANATION OF DIFFERENCES BETWEEN BALANCE SHEET CHANGES AND CHANGES IN THE CASH FLOW STATEMENT

Change in provisions for the period from 1 January to 30 June 2006

		in '000 PLN
Item	Description	Change
1	Provisions from the balance sheet	45 122
2	Deferred income tax provisions- item recognised in equity	
3	Provision for liquidation of mining facilities recognised in tangible fixed assets	23 452
4	Change in provisions in the cash flow statement (1-2-3)	21 670

Change in debtors for the period from 1 January to 30 June 2006

		in '000 PLN
Item	Description	Change
1	Short-term debtors from the balance sheet	(1 053 848)
2	Long-term debtors from the balance sheet	17
3	Debtors due to investment activity	(465 871)
4	Change in debtors in the cash flow statement (1+2-3)	(587 960)

EXPLANATION OF DIFFERENCES BETWEEN BALANCE SHEET CHANGES AND CHANGES IN THE CASH FLOW STATEMENT

Change in liabilities (excluding bank and other loans) for the period from 1 January to 30 June 2006

		in '000 PLN
Item	Description	Change
1	Short term liabilities	3 420 842
2	Loans	(2 462)
3	Bank loans	
4	Short term debt securities	
a	Other short term financial liabilities in the balance sheet	1 523 481
b	Financial liabilities due to factoring recognised in operating activities of the cash flow statement	26 036
5	Other short term financial liabilities in the cash flows (a-b)	1 497 445
6	Write-off from profit to social funds (ZFŚS)	50 000
7	Unpaid profit bonus for employees	
8	Liabilities due to dividends	2 000 000
9	Liabilities due to investing activities	(89 394)
10	Other long term liabilities	
11	Change in liabilities due to operating activity in the cash flow statement (1-2-3-4-5-6-7-8-9+10)	(34 747)

Change in prepayments and accruals for the period from 1 January to 30 June 2006

		in '000 PLN
Item	Description	Change
1	Accruals	125 245
2	Negative goodwill	
3	Elements of investment activities received as donations at their initial value	
I	Change in accruals (1-2-3)	125 245

		in '000 PLN
Item	Description	Change
1	Long term prepayments	(277 190)
2	Long term prepayments due to income tax - items recognised in equity	(232 910)
3	Short term prepayments	(52 247)
II	Change in prepayments (1-2+3)	(96 527)
III	Change in prepayments in the cash flow statement (I+II)	28 718

Change in cash and cash equivalents for the period from 1 January to 30 June 2006

		in '000 PLN
Item	Description	Change
1	Cash and cash equivalents in the balance sheet	826 894
2	Change in cash and cash equivalents due to exchange rate differences	(33)
I	Change in cash and cash equivalents in the cash flow statement (1-2)	826 927

DESCRIPTION OF ADJUSTMENTS, INFLOWS AND OUTFLOWS, WHOSE TOTAL EXCEEDS 5% OF THE TOTAL AMOUNT OF ADJUSTMENTS, INFLOWS AND OUTFLOWS AS SHOWN FOR THE GIVEN ACTIVITY IN THE CASH FLOW STATEMENT

			in '000 PLN
Item	Financial statement item	H1 2006	H1 2005
I.	Other items of operating activities in the cash flow statement, of which:	(19 836)	(106 880)
1.	measurement of derivative instruments	927 190	26 124
2.	adjustment of revaluation reserve from realised and unrealised exchange rate differences on bank loans	(14 976)	(12 679)
3.	adjustment of cash flow due to settlement of commodity hedging instruments in operating income	(932 203)	(117 864)
II.	Other inflow from investing activities	7 138	90
1	repayment of short-term loans	5 568	90
2	income from liquidation of tangible fixed assets	938	
III.	Other outflow from investing activities	(13 945)	(11 382)
1.	costs of liquidation of tangible and intangible assets	(1 589)	(4 393)
2.	granting of short-term loans	(4 430)	(2 467)
3.	advance on tangible fixed assets under construction	(2 926)	(4 522)
4.	increasing of share capital in KGHM CBR Cuprum	(5 000)	
IV.	Other inflow from financing activities		
V.	Other outflow from financing activities		

ADDITIONAL EXPLANATORY NOTES

TO THE FINANCIAL STATEMENTS SA-P 2006

INFORMATION ON FINANCIAL INSTRUMENTS

in ' 000 PLN

Item	Description	Financial assets held for trading	Financial liabilities held for trading	Other liabilities	Loans and receivables originated *	Financial assets held to maturity	Financial assets available for sale
1.	Beginning of the period	135 082	139 318	88 312	1 653 274	213 856	23 338
2.	Increase	317 766	178 202	32 407	1 229 779	65 643	
	- acquisition, creation, drawing	317 766	178 202	31 714	1 166 915	65 643	
	- valuation				59 508		
	- revaluation			693	3 356		
	- reclassification						
	- other						
3.	Decrease	66 746	71 023	16 098	9 745	200 741	
	- disposal, release, repayment	66 746	71 023	16 036	9 745	200 503	
	- valuation						
	- revaluation			62		238	
	- reclassification						
	- other						
4.	End of the period	386 102	246 497	104 621	2 873 308	78 758	23 338
of which :							
4.1	presented in balance sheet with indication of item	386 102	246 497	104 621	2 873 308	78 758	23 338
	Long term financial assets- shares in other entities						23 338
	Long term financial assets-other securities – limited partner interests in AIG					13 048	
	Short term financial assets-loans granted				10 845		
	Other short term financial assets - derivative instruments held for trading	386 102					
	Other debtors – debtors due to dividends				465 897		
	Other cash assets – securities financed by special-purpose funds					65 710	
	Other cash assets - bank deposits				2 390 959		
	Other cash assets - unpaid interest on debt securities, loans and bank deposit				3 356		
	Other cash assets – bill of exchange				2 251		
	Long term liabilities-bank and other loans			16 000			
	Other long term financial liabilities-leasing			17 910			
	Short term liabilities-bank and other loans			32 847			
	Other financial liabilities - derivative instruments held for trading		246 497				
	Other financial liabilities – factoring			31 663			
	Other short term financial liabilities-leasing			6 201			
4.2	in off-balance sheet items						

* *excluded from receivables originated are debtors and liabilities related to the physical delivery of goods*

Item	Description	Financial assets - hedging transactions-derivative instruments	Financial liabilities - hedging transactions - derivative instruments
1.	Beginning of the period	57 076	1 221 215
2.	Increase	130 847	1 877 771
	- acquisition, creation, drawing	130 847	1 877 771
	- valuation		
	- revaluation		
	- reclassification		
	-other		
3.	Decrease	12 433	486 819
	- disposal, release, repayment	12 433	486 819
	- valuation		
	- revaluation		
	- other		
4.	End of the period	175 490	2 612 167

INFORMATION ON FINANCIAL ASSETS AND LIABILITIES (OTHER THAN DERIVATIVE INSTRUMENTS)

Other financial liabilities

I. As at 30 June 2006 the Company did not hold liabilities due to bank loans:

As at 30 June 2006 the Company has access to a line of credit in a current account in Bank Handlowy w Warszawie S.A. with the possibility of drawing lines in PLN,USD,EUR and GBP up to USD 10 000 thousand. As at 30 June 2006 the Company had not made use of this line of credit in a current account.

II. As at 30 June 2006 the Company held liabilities due to the following loans:

1. Loans granted by the Voivodeship and Environmental Protection and Water Management Fund

-long term:

PLN 19 000 thousand — maturity of 16 September 2010, interest 4.00%.
As at the balance sheet date the amount of PLN 13 000 thousand remained to be paid in the long term category, and PLN 4 000 thousand in the category of payments up to a year.

PLN 10 000 thousand — maturity of 16 December 2008, interest 4.00%.
As at the balance sheet date the amount of PLN 3 000 thousand remained to be paid in the long term category, and PLN 2 000 thousand in the category of payments up to a year.
Due to a fixed interest rate, these loans are exposed to the risk of changes in fair value, however, given the fact that the lender is the Voivodeship Environmental Protection and Water Management Fund, there is no active market for this type of loan, and therefore the carrying value is approximated to fair value.

2. A long term loan granted by KGHM Metale DSI S.A. in the amount of PLN 26 827 thousand with a maturity of 30 September 2006.

The measurement of this received loan is presented in table nr 1.

Table nr 1

Measurement at amortised cost	
Date of measurement	30 June 2006
Nominal value of loans at the purchase day - in PLN	26 827 thousand
Interest at the effective interest rate as at 30 June 2006- in PLN	20 thousand
Repayment of loans in the first half of 2006	
Carrying value as at 30 June 2006 in PLN	26 847 thousand

Interest on the loan is based on WIBOR 1M from the last working day of the month preceding each interest period + a margin of 0.45%. Interest is calculated monthly, using a year of 365 days.

III. Financial liabilities due to financial leasing

1. Leasing agreement for intangible assets – an agreement related to the use of (access to) geological information contained in the geological documentation of the "Głogów Głęboki" deposit.

The subject of the leasing agreement is the access given by the State Treasury, for a fee, to geological information presented in the geological documentation of the „Głogów Głęboki Przemysłowy" (Deep Industrial Głogów) copper ore deposit. The reason for acquiring this information was to prepare an application to receive a mining license to extract copper ore from the „Głogów Głęboki" deposit. Remuneration to the State Treasury amounts in total to EUR 8 215 thousand, in respect of which the first two instalments amounted to EUR 2 295 thousand. The remaining remuneration due of EUR 5 920 thousand is payable in eight equal annual instalments, by 30 June of each year. The Company received this licence in November 2004. This license was granted for a period of 50 years. These liabilities are not interest bearing, and are therefore recorded in the accounts at a discounted value. After discounting, the current value of these liabilities as at 30 June 2006 was EUR 4 957 thousand, i.e. PLN 20 043 thousand.
The pledges attached to this agreement arise from the Civil Code and from the Law on Mining and Geology.

2. Leasing agreement for tangible assets – Production line for salt

The subject of the leasing agreement signed with KGHM Metraco sp. z o.o. is a production line for the production of salt. Future payments are based on the value of the equipment in the amount of PLN 5 934 thousand. The equity instalments are made monthly. Instalments amount to PLN 165 thousand. As at 30 June 2006, leasing liabilities amounted PLN 1 158 thousand. The final instalment is to be made on 15 January 2007. Interest is based on WIBOR 1M, from the first working day of the month plus two percentage points. These leasing liabilities are subject to the risk of changes in cash flow due to changes in the WIBOR rate. The production line which is the subject of the leasing agreement is subject to a 24-month guarantee.

3. Leasing agreement for tangible assets - computer hardware

The subject of the agreement is the leasing of IBM computer hardware (servers). This agreement is valued at USD 1 427 thousand, being the initial payment – a cost of financing of USD 11 thousand was paid. The subject of the agreement is the acquisition of fixed assets for the purpose of providing hosting services managed by Dominet Bank S.A.
Instalment payments are made monthly over a period of 60 months. Maturity is in October 2007. The agreement allows the shortening of the repayment period. Interest is based on WIBOR 1M. The financial liabilities due to this leasing agreement are subject to the risk of changes in cash flow due to changes in the WIBOR 1M rate.
Pursuant to this agreement the Company has the right to expand the subject of the agreement. The assets which are the subject of this agreement have been insured by the Company against risk. In the first quarter of 2004 this agreement was converted into PLN. As at 30 June 2006 the amount of PLN 2 910 thousand remained to be paid.

IV. Other financial liabilities - liabilities due to factoring

As at 30 June 2006 the Company showed commitments due to signed factoring agreement in the amount of PLN 31 663 thousand. These agreements were entered into between KGHM Polska Miedź S.A. and the bank Pekao Faktoring Spółka z o.o. with its registered head office in Lublin and Bank Handlowy with its registered head office in Warsaw

- commitment in Pekao Faktoring Spółka z o.o. with its registered head office in Lublin amounted PLN 6 154 thousand,
- commitment in Bank Handlowy in Warsaw amounted PLN 25 509 thousand

This is a short term liability and arises from the right of recourse of Pekao Faktoring Spółka z o.o. (i.e. the factor) to KGHM Polska Miedź S.A. (i.e. the seller).

Loans granted and receivables originated

I. Loans granted – short term financial assets

As at 30 June 2006 KGHM Polska Miedź S.A. had short term financial assets due to granted loans in the amount of PLN 9 000 thousand and USD 580 thousand.

a) a loan of PLN 9 000 thousand granted to Energetyka Spółka z o.o. in Lubin with a maturity up to 31 December 2006. The measurement of this loan is presented in table nr 2.

Table nr 2

Measurement at amortised cost	
Date of measurement	30 June 2006
Nominal value of loans at purchase date - in PLN	9 000 thousand
Interest at the effective interest rate as at 30 June 2006 - in PLN	15 thousand
Repayment of loans in the first half of 2006	
Carrying value as at 30 June 2006 in PLN	9 015 thousand

The loan for Energetyka Sp. z o.o. was granted based on WIBOR 3M from the day preceding the interest calculation date + a margin of 0.5%. Interest is calculated quarterly, using a year of 365 days. The loan is secured by giving the right to dispose of cash in the bank accounts of the borrower.

b) a loan of 200 thousand USD granted to KGHM CONGO S.P.R.L with a maturity up to 30 November 2006. The measurement of the loan is presented in table nr 3.

Table nr 3

Measurement at amortised cost	
Date of measurement	30 June 2006
Nominal value of loans at purchase date - in USD	200 thousand
Interest at the effective interest rate as at 30 June 2006 - in USD	0 thousand
Repayment of loans	
Amortised cost as at 30 June 2006 - in USD	200 thousand
USD/PLN exchange rate per NBP fixing as at 30 June 2006	3.1816
Carrying value as at 30 June 2006 in PLN	637 thousand

The loan for KGHM CONGO S.P.R.L. was granted based on LIBOR 1M from the day preceding the interest rate date + a margin of 1%. Interest is calculated monthly, using a year of 365 days.

c) a loan of 280 thousand USD granted to KGHM CONGO S.P.R.L with a maturity to 31 March 2007

The measurement of this loan is presented in table nr 4.

Table nr 4

Measurement at amortised cost	
Date of measurement	30 June 2006
Nominal value of loans at the purchase day - in USD	280 thousand
Interest at the effective interest rate as at 30 June 2006 - in USD	1 thousand
Repayment of loans	
Amortised cost as at 30 June 2006 - in USD	281 thousand
USD/PLN exchange rate per NBP fixing as at 30 June 2006	3.1816
Carrying value as at 30 June 2006 in PLN	892 thousand

The loan for KGHM CONGO S.P.R.L. was granted based on LIBOR 1M from the day preceding the interest rate date + a margin of 1%. Interest is calculated monthly, using a year of 365 days.

d) a loan of 100 thousand USD granted to KGHM CONGO S.P.R.L with a maturity to 14 July 2006. The measurement of this loan is presented in table nr 5.

Table nr 5

Measurement at amortised cost	
Date of measurement	30 June 2006
Nominal value of loans at the purchase day - in USD	620 thousand
Interest at the effective interest rate as at 30 June 2006 - in USD	0 thousand
Repayment of loans	520 thousand
Amortised cost as at 30 June 2006 - in USD	100 thousand
USD/PLN exchange rate per NBP fixing as at 30 June 2006	3.1816
Carrying value as at 30 June 2006 in PLN	318 thousand

The loan for KGHM CONGO S.P.R.L. was granted based on LIBOR 1M from the day preceding the interest rate date + a margin of 1%. Interest is calculated monthly, using a year of 365 days. During the period from the balance sheet date to the publication of this report, this loan was repaid.

Of the above total amount of loans of PLN 10 862 thousand, PLN 10 845 thousand is presented in the balance sheet in the position „short term financial assets", and the amount of accrued interest of PLN 17 thousand in the position „other monetary assets".

II. Dividends due.

At 30 June 2006 the Company classified dividends due from subordinated entities in the amount of PLN 465 897 thousand as other short-term debtors, of which:

- a dividend due from POLKOMTEL S.A. Warszawa in the amount of PLN 461 270 thousand with a maturity of 17 July 2006, and
- a dividend due from POL-MIEDŹ TRANS Spółka z o.o. Lubin in the amount of PLN 4 627 thousand with a maturity to 31 December 2006.

III. Other monetary assets.

As at 30 June 2006 the Company owned:
a) bank deposits payable up to 3 months, in the total amount of PLN 2 390 959 thousand, in the following currencies:

in PLN – 930 395 thousand
in USD – 114 918 thousand
in EUR – 246 784 thousand
in GBP – 16 652 thousand

and accrued interest on these assets in the amount of PLN 3 339 thousand which is presented in the balance sheet in the position "other monetary assets".
Free cash assets in bank accounts (PLN and foreign currencies) are invested in fixed term bank accounts. The bank deposits, negotiated for periods to three months, have interest rates similar to inter-bank rates (based on WIBOR and LIBOR).
For automatic (O/N) accounts interest is calculated based on an algorithm arising from contracts signed with banks.
b) external bills of exchange payable up to 3 months in the amount of PLN 2 251 thousand.
This is a bill of exchange from the company Hutmen S.A. Wrocław, with a redemption date of 05 September 2006, redeemed on 18 July 2006.

Financial assets held to maturity

I. Investment in AIG Emerging Europe Infrastructure Fund

Based on valuation to fair value at 31 December 2005, prepared based on the report of the AIG Emerging Europe Infrastructure Fund, the value of the Company's investment in this fund amounted to PLN 27 464 thousand.

In the first half of 2006 KGHM Polska Miedź S.A. continued to participate in the AIG Emerging Europe Infrastructure Fund. In the first half of 2006 the Company received from the AIG fund PLN 503 thousand due to the redemption of previously - purchased limited partner interests and paid a management fee of PLN 129 thousand, and covered the project costs in the amount of PLN 96 thousand. The Company received due to distribution of fees paid to the fund PLN 57 thousand. Realised profit from investment amounted PLN 246 thousand

Based on valuation to fair value the value of the investment by KGHM Polska Miedź S.A. in the AIG Emerging Europe Infrastructure Fund at 30 June 2006 amounted to PLN 26 924 thousand. Meanwhile the carrying value of this investment in the accounts of the Company based on purchase cost adjusted by impairment losses amounted to PLN 13 048 thousand.

II. Commercial paper of the Mine Closure Fund and the Social Fund.

a. commercial paper acquired for the purpose of investing funds from the Social Fund having a nominal value of PLN 34 800 thousand and a cost of PLN 34 470 thousand. The value of these securities at the amortised cost is PLN 34 670 thousand, and the effective average weighted rate of return is equal to 4.16 %. The maturities for redeeming these securities are from 24 July 2006 to 29 August 2006.

b. commercial paper acquired for the purpose of investing funds from the Mine Closure Fund having a nominal value of PLN 31 530 thousand and a cost of PLN 31 240 thousand. The value of these securities at the amortised cost is PLN 31 475 thousand, and the effective average weighted rate of return is equal to 4.14 %. The maturities for redeeming these securities are from 11 July 2006 to 29 August 2006.

The carrying value of the commercial paper of the Social Fund and the Mine Closure Fund was set as the cost. Commercial paper is classified as a financial asset held to maturity and is measured at the amortised cost.

INFORMATION ON CREDIT RISK RELATED TO FINANCIAL ASSETS

One of the areas of credit risk related to financial assets to which the Company is exposed is the creditworthiness of those financial institutions (banks) and entities with whom the Company concludes transactions or serves as an intermediary.

The financial assets of the Company in which exposure to credit risk arises are:

- granted loans.

The Company granted loans to Group entities. Due to the fact that the assets and financial standing of the entities of the Group are continuously monitored, the Company estimates that the level of credit risk is low.

- other monetary assets:
    - bank deposit payable up to 3 months
    - commercial paper

The Company invests uncommitted cash resources in bank deposit up to three months and debt securities with a maturity up to three months issued by financial entities/institutions having a high credit rating and trustworthiness defined as of investment rating quality issued by renowned international rating agencies (Standard&Poor's, Moody's). As a result the Company estimates that the above investments are only marginally exposed to credit risk.

CREDIT RISK RELATED TO TRADE DEBTORS

The Company continuously monitors the creditworthiness of its clients, in particular those who have been granted more lengthy payment terms (from 30 to 60 days). Apart from this, a significant portion of the Company's products sales transactions are executed based on prepayments, in addition to which KGHM Polska Miedź S.A. employs a wide variety of security in the form of guarantees received, the blocking of funds on bank accounts, as well as other forms of security. Buyers credit is granted only to proven, long term clients, while sales of Company products to new clients is always secured. For many years the Company has been working with a large number of clients, which are highly diversified as respects their geographical distribution, in respect of which a clear majority of export sales are made on the west European market to renowned companies. Therefore, in the opinion of the Company, given the large diversity in the character of its clients as well as their

geographical distribution, there is not a significant concentration of credit risk. The available historical data as well as years of experience in working with clients also indicates a low level of credit risk in this regard.
The total amount of trade debtors, exclusive of the fair value of security attached thereto, up to which the Company may be exposed to credit risk, amounts to PLN 1 137 254 thousand, of which PLN 135 333 thousand are debtors from companies of the KGHM Polska Miedź S.A. Group.

CREDIT RISK RELATED TO TRANSACTIONS HEDGING METALS PRICES AND CURRENCY RATES

Based on transactions entered into by the Company, the maximum amount exposed to credit risk as at 30 June 2006 is:
PLN 2 297 072 thousand (negative balance from the measurement of hedging transactions) of which:
PLN 2 858 664 thousand represents financial liabilities
PLN 561 592 thousand represents financial assets.

Hedging transactions are related to the following areas of credit risk concentration:

1. Entities with whom hedging transactions are entered into operate in the financial sector. The maximum share of a single entity varies from 16.0 % (copper and silver price hedging transactions) to 22.8 % (currency rate hedging transactions).
2. Entities with whom hedging transactions are entered into are European and American financial institutions (mainly banks).
3. From the point of view of creditworthiness, the financial institutions with whom KGHM Polska Miedź S.A. enters into the above transactions possess high levels of credit rating. 63% of these possess the highest rating, 37% possess a medium rating and only one bank does not possess individual ratings, but is 100 % owned by a financial institution having the highest rating.

With respect to diversification, both as respects the entities themselves as well as their geographical distribution, as well as with regard to co-operation with financial institutions having a high credit rating, there is no concentration of credit risk related to the hedging transactions entered into by KGHM Polska Miedź S.A.

Financial liabilities may be subject to compensation by those assets which show a positive result on hedging transactions.

The Hedging Department has entered into framework agreements on net settlement in order to limit cash flow as well as to limit credit risk to a level amounting to a positive balance of valuation of hedging transactions with a given client.

RISK RELATED TO LIABILITIES DUE TO GUARANTEES GRANTED BY KGHM POLSKA MIEDŹ S.A.

1. Guarantees granted (without collateral) in the amount of 5 541 thousand EUR, should the intermediary (companies from the Group) fail to execute the liabilities arising from intermediary contracts for the purchase of technology for KGHM Polska Miedź S.A.

2. Guarantee granted to the Customs Office in the amount of PLN 4 000 thousand permits the Company to submit incomplete customs declarations in a procedure allowing imported items to be traded.

3. Guarantee granted in the amount of PLN 20 thousand to the Agricultural Property Agency.

Additional Explanatory Notes
Note Nr 1.2.2

INFORMATION ON FINANCIAL ASSETS AVAILABLE FOR SALE OR HELD FOR TRADING, MEASURED AT THEIR AMORTISED COST
AS AT 30 JUNE 2006

There was no measurement of financial assets which were available for sale or held for trading at an amortised cost.

ASSETS AND LIABILITIES WHICH WERE NOT MEASURED AT FAIR VALUE AS AT 30 JUNE 2006

in '000 PLN

Item	Description	Carrying amount (in '000PLN)	Data on fair value (for purposes of disclosure)	Reasons for not determing fair value
1	Financial assets	x	x	x
1.1	Share in other entities	23 338	-	Lack of market data. Share in other entities are not traded on an active market
1.2	Loans granted	10 862	-	Fair value is approximated to carrying amount. The carrying amount is presented at amortised cost, calculated using the effective interest rate method
1.3	Other securities – AIG	13 048	26 924	
1.4	Other monetary assets – bank deposit	2 394 298		Fair value is approximated to carrying amount
1.5	Other monetary assets – securities financed by special-purpose funds	65 710	66 145	
1.6	Other debtors – debtors due to dividends	465 897		Carrying amount is fair value
1.7	Other monetary assets – bill of exchange	2 251		Carrying amount is fair value
2	Financial liabilities	x	x	x
2.1	Bank and other loans	48 847	-	Fair value is approximated to carrying amount
2.2	Liabilities due to leasing	24 111	-	Fair value is approximated to carrying amount
2.3	Liabilities due to factoring	31 663	-	Fair value is approximated to carrying amount

In items 1.2, 1.4 the carrying amount is presented with accrued interest, which in the balance sheet is presented in another item

Additional Explanatory Notes
Note Nr 1.2.4

INFORMATION ON CONTRACTS DUE TO WHICH FINANCIAL ASSETS ARE TRANSFORMED INTO SECURITIES, OR INTO REPURCHASE CONTRACTS

The Company did not enter into repurchase contracts or into contracts in which financial assets were transformed into securities.

Additional Explanatory Notes
Note Nr 1.2.5

FINANCIAL ASSETS MEASURED AT FAIR VALUE, RECLASSIFIED AS ASSETS MEASURED AT THEIR AMORTISED COST

The Company did not reclassify financial assets measured at fair value as assets measured at their amortised cost.

Additional Explanatory Notes
Note Nr 1.2.6

INFORMATION ON PERMANENT DIMINUTIONS IN VALUE OF FINANCIAL ASSETS

During the financial period an adjustment was made in the value of the investment in the AIG fund in the amount of PLN 238 thousand. This adjustment was recognised in the income statement.

INFORMATION ON INTEREST INCOME FROM FINANCIAL DEBT INSTRUMENTS, LOANS GRANTED OR RECEIVABLES ORIGINATED

in '000 PLN

Item	Category of assets to which this interest is related	Interest income during the financial period			
		interest accrued and realised	interest accrued and not realised pursuant to payment schedule		
			up to 3 months	from 3 to 12 months	over 12 months
1.	Financial debt instruments	4 134			
2.	Loans granted	176	106		
3.	Receivables originated (i.e. arising from the granting of cash resources to a second party, contingent upon meeting the requirements of art.3 sec. 1 p.23)	29 225	3 339		

INFORMATION ON INTEREST ON LOANS GRANTED OR RECEIVABLES ORIGINATED DUE TO IMPAIRMENT LOSSES IN VALUE

There were no impairment losses in value of loans granted or receivables originated.

INFORMATION ON INTEREST COSTS OF FINANCIAL LIABILITIES

in '000 PLN

Item	Description	Interest costs in financial period			
		accrued and realised interest	accrued and unrealised interest pursuant to payment schedule		
			up to 3 months	from 3 to 12 months	over 12 months
1	2	3	4	5	6
1.	Financial liabilities held for trading				
2.	Other short term financial liabilities	1 207	67		
3.	Long term financial liabilities				

DERIVATIVE FINANCIAL INSTRUMENTS

RISK MANAGEMENT

The Company attempts to avoid unnecessary risk, and to limit those threats related to its basic activities to an acceptable level, which it obtains primarily through the use of hedging transactions.

The Company actively manages that risk to which it is exposed. The main goal of risk management is to minimise fluctuations in cash flow. Successful realisation of this policy is dependent primarily upon the internal situation of the Company, as well as on market conditions. Actions undertaken are aimed at increasing the probability of achieving budget plans, keeping the Company in a good financial condition and supporting the process of undertaking strategic decisions as respects investments, with due regard to the sources for financing such investments.

Risk management in the Company includes the processes of identification, measurement and determination of the proper manner to deal with a given risk, and includes the following types of risk:

- market risk (related to changes in metals prices, in exchange rates and in interest rates),
- liquidity risk,
- credit risk together with investment risk, and
- operating risk.

An appropriate policy, organisational structure and procedures support the process underlying those actions related to risk management in the Company.

IDENTIFYING PRIMARY RISKS

The fundamental risk to which the Company is exposed is market risk. This is comprised of:

- the risk of changes in metals prices
- the currency risk
- the interest rates risk

THE RISK OF CHANGES IN METALS PRICES

The Company is exposed to the risk of changes in copper, silver and gold prices. The formulas for setting prices which are included in physical sales contracts are based on primarily on monthly quotations from the London Metal Exchange in the case of copper, and the London Bullion Market in the case of silver and gold. The commercial policy of the Company is to set the base price for physical contracts as the average price of the month in which the product is sent to the customer (these are standard base prices, and is a global practice). As a result, the Company is exposed to the risk of falls in metals prices during the period from the moment of entering into the commercial contract to the moment of setting the average price from the month of delivery.

In a situation wherein a client expects that the price basis in a contract is to be defined in a non-standard way and this way is subsequently accepted, the Company enters into transactions with banks and brokers (adjustment hedge transactions) which swap the base price requested by the customer for the average price from the month of delivery. These transactions lead to a harmonisation of the base price applied to the physical sale of products, and therefore harmonisation of the exposure of the Company to the risk of fluctuations in metals prices.

THE CURRENCY RISK

The Company is exposed to the currency risk in the following manner:

It is generally accepted on commodities markets that physical contracts are concluded in USD or are denominated in USD. The base (functional) currency for the Company however is the PLN. As a result, the Company receives the equivalent in PLN or exchanges the USD it receives for PLN. Such exchanges lead to the risk associated with fluctuations in the USD/PLN exchange rate during the period from the moment of entering into the commercial contract to the moment of determining the exchange rate. In a situation wherein foreign clients pay in local currency for the copper or precious metals which they have imported, the Company is also exposed to fluctuations in the exchange rates of other currencies, e.g.: EUR/PLN and to a lesser degree GBP/PLN.

INTEREST RATE RISK

The Company is exposed to the interest rates risk in the case of drawing new or refinancing existing debt.

LIQUIDITY RISK

The Company is exposed to the risk of losing financial liquidity, understood as the ability to regulate its liabilities within given timeframes. Financing the activities of the Company using external sources (bank and other loans, buyer's credit) increases the risk of losing liquidity in the future.

The Company must have permanent access to financial markets, and is therefore exposed to the risk of losing the ability to acquire new financing, as well as of refinancing its debt. This risk is primarily dependent on market conditions and on evaluating the creditworthiness of the Company.

CREDIT/INVESTMENT RISK

The Company is exposed to three main areas of credit risk:
- the creditworthiness of customers with whom it undertakes products sales transactions
- the creditworthiness of the financial institutions (banks/brokerages) with whom, or through whom, it undertakes hedging transactions; and
- the creditworthiness of the entities in which the Company invests, or whose securities it purchases.

OPERATING RISK

Operating risk, representing a very broad category, comprises the remaining risk factors to which the Company is exposed, and whose existence could lead to financial loss. The main type of operating risk is related to failures in the system of internal controls, human error, improper use of information systems, or to the application of improper valuation models, and also to errors in legal interpretations, as well as to improper procedures.

The Company is exposed to operating risk in every aspect of its business activities.

PRINCIPLES OF MANAGING MARKET RISK

The Company uses an integrated approach to managing those risks to which it is exposed. This means a comprehensive approach to market risk, rather than to each of its elements individually. For example, hedging transactions on the metals market are related to contracts entered into on the currency market, as the hedging of

metals prices determines the probability of achieving planned revenues from sales, which represent a hedged position for the hedging strategy on the currency market. Furthermore, the Company has significantly greater flexibility in building hedging strategies.

The Company applies a consistent and gradual approach to the management of market risk. Over time consecutive hedging strategies are implemented, involving an ever-larger portion of production and of revenues from sales as well as time periods extended farther into the future. As a result, it is possible to be hedged against unexpected falls in copper and silver prices, as well as against rapid appreciation of the PLN versus the USD. Thanks to this, it is possible to avoid the commitment of significant volumes or notional amounts at a single price level.

RISK MEASUREMENT

The Company quantifies the amount of risk to which it is exposed and attempts to express it in a unified and complete manner, which comprises all of the various types of risk. Due to the fact that the decidedly greatest and most significant risk is that of market risk as well as to the ability to measure such risk, and therefore to express it objectively, the Company quantifies this risk.

The basic methods for measuring the market risk to which the Company is exposed are:

- scenario analysis, and
- stress tests.

Scenario analysis is based on simulations of changes in the results of the Company or of changes in specific items in the Company (e.g. cash flow from transactions using derivative instruments), using various levels of assumed risk factors. Scenario analysis attempts to answer the question as to what degree the value of a given position may change under normal market conditions. For this reason changes in such factors should be relatively typical from the point of view of the analysed market.

Stress tests are aimed at simulating changes in values for a given position, due to extreme changes in market factors.

DERIVATIVE INSTRUMENTS APPLIED

The Company only makes use of those derivative instruments which it is in a position to measure internally, using standard valuation models for a given instrument, and which may be disposed of without a significant loss of value using a different client than the one with whom the transaction was initially entered into. In order to evaluate given market instruments, the Company uses information obtained from leading banks on a given market as well as from brokers or from information services.

In accordance with its risk management policy, the Company may apply the following types of instruments:

- swaps,
- forwards and futures,
- options, and
- structures derived from the above instruments.

The instruments applied may also be of a standard type (being quoted instruments), as well as of a non-standard type (over-the-counter instruments).

RISK MANAGEMENT IN THE COMPANY IN THE FIRST HALF OF 2006

In the first half of 2006 copper hedging strategies represented appx. 30% of sales of this metal realised by the Company. With respect to silver sales this figure amounted to appx. 39%. In the case of the currency market, hedged revenues from sales represented appx. 11% of total revenues from sales realised by the Company.

Transactions hedging metals prices were settled with a negative result, while currency hedging transactions were settled with a positive result. In the first half of 2006 the result on derivative instruments was at a level of PLN (935 775) thousand, of which revenues from sales were adjusted by PLN (931 777) thousand (being the amount transferred from equity to profit and loss in the financial period), while PLN (3 997) thousand represented financial costs (loss from the disposal of investments).

In the first half of 2006 the Company implemented strategies hedging the copper price in a total volume of 84 thousand tonnes and a time horizon falling in 2007. The Company made use of options and swaps. In addition, during this period the Company implemented adjustment hedge transactions in a total volume of 7.45 thousand tonnes and a time horizon falling in June and August 2006.

In the case of the silver market, during the analysed period strategies were implemented for hedging the price of this metal in a total volume of 3 mln troz (appx. 93 tonnes) and a time horizon falling in 2007, using options instruments. In the first half of 2006 adjustment hedge transactions were also implemented on the silver market in a total volume of 1 550 781 troz (appx. 48 tonnes) and a time horizon falling in July 2006 of which in the financial period 644 389 troz were closed (appx. 20 tonnes).

In the first half of 2006 the Company implemented adjustment hedge transactions on the gold market in a volume of 6 912 troz (appx. 215 kg) and a time horizon falling in August 2006.

With respect to activities on the currency market, the Company during this period implemented strategies hedging the USD/PLN rate in a nominal amount of 90 mln USD and a time horizon falling in the fourth quarter of 2006, using options instruments and forward contracts. In addition, during the period described adjustment hedge transactions were implemented in a nominal amount of 61.37 mln USD and a time horizon falling in June and July 2006, of which in the financial period USD 9.06 mln were closed.

The Company remains hedged for a portion of copper sales planned for the second half of 2006 (105 thousand t), as well as in 2007 (174 thousand t), for a portion of silver sales planned for the second half of 2006 (4.5 mln troz) and in 2007 (4.5 mln troz), as well as for a portion of revenues from sales (currency market), planned to be achieved in the second half of 2006 (330 mln USD) and in 2007 (135 mln USD).

The Company continuously monitors the commodity and currency markets, which are the basis for taking decisions on implementing hedging strategies.

RECOGNITION OF DERIVATIVES IN THE BALANCE SHEET

All derivatives have been recognised in the balance sheet and valued at their fair value, based on principles described in the Introduction to the financial statements.

At 30 June 2006 the fair value of open positions in derivative instruments amounted to PLN (2 297 072) thousand, of which PLN (2 436 677) thousand related to the fair value of hedging instruments, while PLN 139 605 thousand related to the fair value of instruments held for trade. Should market conditions from the balance sheet date be maintained throughout the entire period subject to hedging, the above-mentioned amounts would adjust revenues from sales of the Company for the second half of 2006 and the year 2007 in that part representing the effective part of the hedging instruments, or would affect financial income/costs for the second half of 2006 and the year 2007 in that part representing the ineffective part of the hedging instruments and instruments held for trade. The fair value of open positions in derivative instruments varies in dependence on changes in market conditions, and the final result on these transactions may vary significantly from that presented in the following valuation table.

Item of balance sheet	30 June 2006 [in '000 PLN]	30 June 2005 [in '000 PLN]
Short term financial assets	561 592	248 239
Short term liabilities	(2 858 664)	(434 706)
Total	(2 297 072)	(186 467)

At the balance sheet date there was an open position in respect of the following derivative instruments: forwards, swaps, collars, and put and call options. The following table presents detailed information relating to open positions in derivative instruments, broken down by hedged nominal amounts and volumes, the average weighted hedged prices/ exchange rates[1], and the fair value of each instrument.

[1] The average weighted hedged prices/ exchange rates are aggregate amounts, of an informational nature. Their use in financial analysis in certain cases may lead to erroneous results. This relates to hedging levels and to levels of participation in options instruments, in the case of which the simulation of future settlements may generate one set of results when the average weighted execution price is assumed, and a different set of results when the analysis makes use of specific execution prices for options transactions entered into by the Company.

Type of financial instrument	Volume/Notional Cu ['000 t] Ag['000 troz] Au ['000 troz] Currency ['000 USD]	Avg. weighted price/Exc. rate Cu[USD/t] Ag[USD/troz] Au[USD/troz] Currency [USD/PLN]	As at [in'000 PLN] 30 June 2006 Financial assets	Financial liabilities	30 June 2005 Financial assets	Financial liabilities
HEDGING INSTRUMENTS WITH A MATURITY UP TO 12 MONTHS						
Copper						
Swaps - exchange of floating prices for fixed	129.7	3 580	23 410	(1 493 309)	3 138	(16 667)
Collar contracts	77.75	2411 - 2903	134	(1 020 036)	21 587	(201 372)
Bought put options	36	4250	26 538	0	-	-
TOTAL	-	-	50 082	(2 513 345)	24 725	(218 039)
Silver						
Swaps - exchange of floating prices for fixed	5 336	8.1598	8 025	(52 068)	6 179	(40 325)
Collar contracts	3 000	7.0000 - 9.5040	1 036	(17 812)	-	-
Bought put options	1500	12.0000	10 714	0	-	-
TOTAL	-	-	19 775	(69 880)	6 179	(40 325)
Gold						
Swaps - exchange of floating prices for fixed	6.912	648.25	680	0	-	-
Currency						
Forwards - sale	264 029	3.2364	24 986	(6 722)	238	(3 645)
Bought put options	60 000	3.1250	3 643	0	3 200	-
Collar contracts	157 500	3.1544 - 3.6806	16 459	(950)	48 229	(5 738)
TOTAL	-	-	45 088	(7 672)	51 667	(9 383)
HEDGING INSTRUMENTS WITH A MATURITY OVER 12 MONTHS						
Copper						
Swaps - exchange of floating prices for fixed	21	6 200	0	(20 425)	17 754	(3 292)
Bought put options	36	4 250	43 951	0	31 366	(34 410)
TOTAL	-	-	43 951	(20 425)	49 120	(37 702)
Silver						
Bought put options	1 500	12	12 235	0	-	(404)
Currency						
Forwards - sale	-	-	-	-	469	(1 855)
Bought put options	-	-	-	-	4 138	-
Collar contracts	37 500	3.0000 - 3.7410	3 679	(845)	7 073	(7 018)
TOTAL	-	-	3 679	(845)	11 680	(8 873)
Hedging instruments - total			175 490	(2 612 167)	143 371	(314 726)

* The Company makes use of commodity hedging instruments, in which the base asset is the average monthly copper price from the London Metal Exchange and the average monthly silver price from the London Bullion Market. These are settled on the second working day of the following month. This means that hedging instruments for the month of June 2006 are settled on 5 July 2006. On the balance sheet date they were valued at fair value and recognised in the list of hedging instruments. On the other hand, accounting principles state that the effective part of settled cash flow hedging transactions should be transferred from equity to the income statement in the financial period in which the hedging positions were realised. This means that the effective part of June commodity transactions have already been transferred from equity to the income statement as at 30 June 2006, despite the fact that they were only settled on 5 July 2006. The result of settlement of the effective part of these transactions therefore is included in the amount of PLN (931 777) thousand which was transferred from equity. These principles relate to copper collar contracts (volume: 10 250 tonnes, average weighted price: 2546-2849 USD/t and fair value: PLN (141 819) thousand and to swaps contracts – the exchange of floating copper prices for fixed prices (volume: 8 600 tonnes, average weighted price: 5944 USD/t and fair value: PLN (34 302) thousand) and to swaps contracts – the exchange of floating silver prices for fixed prices (volume: 1 300 000 troz, average weighted price: 6.3940 USD/troz and fair value: PLN (18 208) thousand) and sold currency forward contracts (volume 40 400 thousand USD, average weighted price: 3.0522 USD/PLN and fair value: PLN (4 922) thousand).

Type of financial instrument	Volume/Notional Cu ['000 t] Ag['000 troz] Currency ['000 USD]	Avg. weighted price/Exc. rate Cu[USD/t] Ag[USD/troz] Currency [USD/PLN]	As at [in'000 PLN] 30 June 2006 Financial assets	30 June 2006 Financial liabilities	30 June 2005 Financial assets	30 June 2005 Financial liabilities
INSTRUMENTS HELD FOR TRADING WITH A MATURITY UP TO 12 MONTHS						
Copper						
Swaps – exchange of floating prices for fixed	9	2 626	0	(122 778)	-	-
Swaps-exchange of fixed prices for floating	9	2 626	122 777	0	-	-
Bought call options	30	5 800	172 516	0	-	-
Sold call options	9	2 998	0	(107 168)	-	-
Bought put options	3	2 300	13	0	-	-
Sold put options	21	2 058	0	(13)	-	(2 075)
TOTAL			295 306	(229 959)	0	(2 075)
Silver						
Swaps - exchange of floating prices for fixed	1 364	8.8459	6 863	(15 183)	0	(96 763)
Swaps - exchange of fixed prices for floating	1 495	7.4865	15 562	0	98 111	0
Sold put options	100	5.6000	0	0	0	(152)
Sold call options	-	-	-	-	0	(13 504)
TOTAL	-	-	22 425	(15 183)	98 111	(110 419)
Currency						
Sold forwards	7 341	2.9959	0	(1 355)	-	-
Bought forwards	9 059	3.1526	252	0	-	-
Bought call options	90 000	3.3000	4 258	0	-	-
TOTAL	-	-	4 510	(1 355)	0	0
INSTRUMENTS HELD FOR TRADING WITH A MATURITY OVER 12 MONTHS						
Copper						
Swaps – exchange of floating prices for fixed	-	-	-	-	1 917	0
Swaps – exchange of fixed prices for floating	-	-	-	-	0	(1 917)
Bought call options	21	7 000	63 861	0	3 522	0
Sold call options	-	-	-	-	0	(3 522)
Bought sold options	-	-	-	-	1 318	0
Sold put options	-	-	-	-	0	(2 047)
TOTAL	-	-	63 861	0	6 757	(7 486)
Instruments held for trading- total			386 102	(246 497)	104 868	(119 980)

OTHER INFORMATION IN RESPECT OF DERIVATIVE FINANCIAL INSTRUMENTS

Due to the sufficient liquidity of the market it is possible to close and settle the above-mentioned transactions at any given moment by entering into a proper transaction with a counterparty or by entering an appropriate opposite transaction.
All transactions relating to the copper and silver price risk are denominated in US dollars.

FAIR VALUE ESTIMATION METHODOLOGY

The fair value of outstanding financial derivative instruments at the balance sheet date was set in accordance with the principles outlined in the Introduction to the financial statements.

The Company does not apply hedging with respect to shares in the net assets of foreign entities.

CASH FLOW HEDGES

The Company accounts for cash flow hedges in accordance with principles outlined in the Introduction to the financial statements. These principles require that the effective portion of the result from the valuation of hedging transactions in the period in which such transactions are designated as future cash flow hedges is recognised in equity. The amounts accumulated in equity this way are then transferred to the income statement when the hedged item is realised and represents an adjustment of revenues from sales.

The effectiveness of hedging instruments used by the Company in the financial period is assessed and measured by comparing changes in forward prices of hedged items with the prices of forward contracts, or – in the case of options instruments – based on changes in options intrinsic value.

On 1 June 2000 the General Shareholders Meeting decided to establish a separate position in equity relating to the valuation of hedging transactions.

The tables below present respectively the equity balance and changes in equity due to accounting for the valuation of the effective part of the derivative instruments designated as hedging of future cash flows.

As at 30 June 2006 the amount of measurement of derivatives recognised in the revaluation reserve amounted to PLN (2 265 048) thousand, of which PLN (2 380 239) thousand related to the effective part of the result from the measurement of commodity price hedging transactions, while PLN 115 191 thousand related to the effective part of the result from the measurement of currency hedging transactions.

AMOUNTS RECOGNISED IN EQUITY	30 June 2006 [in '000 PLN]	30 June 2005 [in '000 PLN]
Revaluation reserve – hedging transactions against commodities risk (copper, silver)	(2 380 239)	(170 803)
Revaluation reserve – hedging transactions against exchange rate risk – forwards and options	28 297	40 221
Revaluation reserve – hedging transactions against exchange rate risk – foreign currency bank loans	86 894	115 573
TOTAL REVALUATION RESERVE	(2 265 048)	(15 009)

During the first half of 2006 the amount recognised in equity due to effective concluded hedging transactions amounted to PLN (2 172 112) thousand (a change in the fair value of cash flow hedging instruments in the effective part), while the amount transferred from equity to the income statement (a negative adjustment of revenues from sales for the first half of 2006) was at the level of PLN 931 777 thousand.

Result on cash flow hedging instruments

	30 June 2006 [in '000 PLN]	30 June 2005 [in '000 PLN]
Accumulated result in equity achieved on cash flow hedging financial instruments, as at the beginning of the period	(1 024 713)	218 251
Amount recognised in equity in the financial period due to effective hedging transactions	(2 172 112)	(205 903)
Amount transferred from equity to the income statement in the financial period	931 777	(27 357)
Amount removed from equity and recognised in the initial value of assets or non-financial liabilities	-	-
Gains and losses accumulated in equity on cash flow hedges at the end of the period	(2 265 048)	(15 009)

OFF - BALANCE SHEET LIABILITIES AND DEBTORS AS AT 30 JUNE 2006

Item	Type of liability	in '000 PLN Total amount
1.	CONTINGENT DEBTORS due to:	64 130
1.1	received guarantees	
-	of which from related entities	
1.2	disputed State budget issues	64 130
2.	CONTINGENT LIABILITIES due to:	878 094
2.1	granted guarantees	26 423
-	of which from related entities	22 423
2.2	contingent penalties	3 110
2.3	agreement on the acceptance of the offer and conditional transfer of shares in Polkomtel S.A	848 561
3.	OTHER OFF - BALANCE SHEET LIABILITIES due to:	427 814
3.1	liabilities due to perpetual usufruct of State Treasury land	374 546
3.2	liabilities due to R&D and inventions	50 595
-	of which toward related entities	218
3.3	disputed issues, pending court proceedings	2 673

Note to item 1.2 Legal regulations related to VAT and corporate income tax have been radically changed as compared to laws established prior to the economic and political transformation of Poland. The brief period of time in which the new tax system has been applied, and the lack of a continuous line of decisions in this regard, has resulted in a lack of harmony in existing laws. The appearance of divergent opinions with respect to the legal interpretation of tax laws, both within State bodies as well as between State and corporate bodies, has caused areas of ambiguity and conflict to arise. The settlement of taxation as well as other areas subject to regulation may be subject to audits by tax authorities, whose regulation of the system of taxation grants them the right to impose additional liabilities, interest and penalties.
The existence of these phenomena mean that tax risk in Poland is far greater than that in countries which enjoy a more unified and harmonious system of taxation. Tax bodies, operating within their assigned spheres of competence, are authorised to conduct audits and to examine records relating to commercial transactions accounted for in financial accounts within a period of 5 years from the end of the fiscal year for which a tax return was made and a financial result was calculated. This means in turn that, given the lack of consistent interpretation, tax bodies may charge the Company with additional taxation as well as interest and penalties. In the opinion of the Management Board, and taking the above into consideration, there are no existing circumstances which would indicate the possibility of the arising of significant tax liabilities, beyond those disclosed in the financial statements.

Important tax controls

During the first half of 2006 two tax audits were conducted in the Company. In the months of February and March 2006 employees of the Lower Silesia Tax Office in Wrocław conducted an audit with respect to settlement with the State Treasury of the tax on goods and services (VAT) for the period 01.12.2005-31.12.2005. On 19.06.2006 KGHM received the Ruling of the Head of the Lower Silesia Tax Office in Wrocław, respecting the initiation of tax proceedings in this matter. At 30.06.2006 the Head of the Lower Silesia Tax Office had not yet issued a decision in this matter. In the month of June 2006 an employee of the Lower Silesia Tax Office in Wrocław conducted a summary audit in KGHM Polska Miedź S.A., respecting the accuracy and truthfulness of the documentation of transactions with customers during the period 01.01.2002 - 31.12.2002. The audit concluded with the writing of protocol.

Additional Explanatory Notes
Note Nr 3

INFORMATION ON LIABILITIES TO STATE OR MUNICIPAL AUTHORITIES AS AT 30 JUNE 2006

At the end of the first half of 2006 the Company had no liabilities to State or municipal authorities due to gaining ownership rights to buildings and structures

Additional Explanatory Notes
Note Nr 4

INFORMATION ON REVENUES, COSTS AND RESULTS OF ABANDONED ACTIVITIES FOR THE PERIOD FROM 1 JANUARY 2006 TO 30 JUNE 2006

There were no abandoned activities at the end of the first half of 2006 and no activities are expected to be abandoned in the next financial period.

COSTS OF MANUFACTURING OF PRODUCTS FOR INTERNAL USE OF THE COMPANY
FOR THE PERIOD FROM 1 JANUARY 2006 TO 30 JUNE 2006

Item	Description	in '000 PLN Amount
1.	Products transferred to fixed assets under construction, fixed assets for internal use of the Company	1 755
2.	Products transferred to inventories warehouse	24 478
3.	Other	855
I.	TOTAL	27 088

Additional Explanatory Notes
Note Nr 6

INCURRED AND PLANNED CAPITAL EXPENDITURE
FOR THE PERIOD FROM 1 JANUARY 2006 TO 30 JUNE 2006

Item	Description	in '000 PLN	
		Incurred in the first half of 2006	Planned in the next 12 months
I	Tangible investments	223 606	950 000
a	of which: environmental protection	7 463	37 000
II	Equity investments	18 819	139 806

INFORMATION ON TRANSACTIONS WITH RELATED ENTITIES RELATING TO TRANSFER OF RIGHTS AND OBLIGATIONS

Item	Entity with which the transaction was concluded				in '000 PLN
		Transaction			
		Value of sales and other transactions	Subject	Value of purchase and other transactions	Subject
1.	"Energetyka" sp. z o.o.			101 712	supply of heat, power and water
2.	PeBeKa S.A.	7 617	rental services, material sales	88 901	mining work
3.	MCZ S.A.			5 806	medical services
4.	CBJ sp. z o.o.			16 127	quality testing services
5.	"Zagłębie" Lubin SSA			6 000	sponsoring agreement
6.	KGHM Polish Copper Ltd.	770 918	copper and silver products sales through intermediary services	487 555	intermediary in the acquisition of copper-bearing materials
7.	KGHM Kupferhandelsges. m.b.H.	264 294	copper products sales through intermediary services		
8.	KGHM Metraco sp. z o.o.	125 845	exclusive rights to perform intermediary services in the sale of acid, copper and rock salt	319 040	intermediary in trading of copper scrap, chemical materials, black liquor, other
9.	DIALOG S.A.	204 348	redemption of bonds, interest bonds		
10.	PHP "Mercus" sp. z o.o.			215 727	intermediary in supplying materials related to production and investment
11.	Pol-Miedź Trans Sp. z o.o.			140 977	transport services, oil product sales,
12.	KGHM CUPRUM sp. z o.o. - CBR			5 759	investments, measuring devices, maps, analyses

The above information includes typical business transactions as well as unusual transactions
*Additionally, KGHM Polska Miedź S.A. has indirect interests in subsidiaries and associates of the lower level in the Group. The full scope of relations will be presented in the consolidated financial statement.

DATA CONCERNING ENTITIES HAVING A CAPITAL RELATIONSHIP WITH THE ISSUER
AS AT 30 JUNE 2006

Item	Name of entity						in '000 PLN
		Degree of management control %	Debtors	Liabilities	Operating and financial costs	Operating and financial revenues	Investment
1	2	3	4	5	6	7	8
1.	KGHM CUPRUM sp. z o.o. - CBR	100.00		3 835	3 610	13	5 000
2.	KGHM Polish Copper Ltd.	100.00	80 906	95 666	483 618	772 220	
3.	MCZ S.A.	100.00	33	965	6 544	197	
4.	KGHM Metale DSI S.A.	100.00	172	26 853	642	911	
5.	"Energetyka" sp. z o.o.	100.00	7 790	26 076	102 196	24 782	9 000
6.	CBJ sp. z o.o.	100.00	103	3 294	16 205	547	
7.	KGHM Kupferhandelsges. m.b.H.	100.00	45 251		887	268 158	
8.	Pol-Miedź Trans Sp. z o.o.	100.00	4 831	11 519	141 031	1 324	
9.	DIALOG S.A.	100.00	46	241	1 255	4 347	
10.	KGHM CONGO S.P.R.L.	99.98	22 960			644	1 845
11.	PeBeKa S.A.	100.00	1 533	18 927	89 063	7 618	
12.	KGHM Metraco sp. z o.o.	98.96	17 898	49 477	319 630	126 101	
13.	Polkomtel S.A.	19.61	17	230	661	59	
14.	"Zagłębie" Lubin SSA	79.23 directly owned + 13.56 indirectly owned	19	2 440	6 086	130	
15.	MINOVA-KSANTE Spółka z o.o.	30.00	31	723	3 265	148	
16.	PHP "Mercus" sp. z o.o.	100.00	142	27 323	215 863	658	
17.	Interferie S.A.	3.14 directly owned + 96.86 indirectly owned	69	1 118	948	3	
Total*		X	181 800	268 688	1 391 503	1 207 860	15 845

*Additionally, KGHM Polska Miedź S.A. has indirect interests in subsidiaries and associates of the lower level in the Group. The full scope of relations will be presented in the consolidated financial statement.

INFORMATION ON JOINT VENTURES EXCLUDED FROM CONSOLIDATION BY EITHER THE FULL METHOD OR THE EQUITY METHOD IN THE FIRST HALF OF 2006

In the first half of 2006 the Company did not have joint ventures with other entities

Additional Explanatory Notes
Note Nr 9

AVERAGE EMPLOYMENT IN THE FIRST HALF OF 2006

Item	Description	Average employment
1.	Employees:	17 634
a.	white-collar workers	4 302
b.	blue-collar workers	13 332
2.	Trainees	1
3.	Persons on maternity leave or unpaid leave	7
I	EMPLOYMENT IN TOTAL	17 642

INFORMATION ON THE AMOUNT OF UNPAID ADVANCES, BANK AND OTHER LOANS, GUARANTEES, SECURITIES OR OTHER AGREEMENTS CREATING OBLIGATIONS TO BENEFITS TOWARDS THE ISSUER, A SUBSIDIARY, JOINTLY CONTROLLED ENTITY OR ASSOCIATE THEREOF, MANAGEMENT AND SUPERVISORY PERSONNEL

During the financial period the Company did not grant advances, bank or other loans, or guarantees to management and supervisory personnel. There remain no unpaid advances or bank or other loans in the accounts from prior years.

Additional Explanatory Notes
Note Nr 11

SIGNIFICANT EVENTS OF PRIOR YEARS ACCOUNTED FOR WITHIN THE FINANCIAL STATEMENTS FOR THE FIRST HALF OF 2006

Item	Description of events	in '000 PLN
		Effect on financial result (+ , -)
1.	Adjustment of property tax together with interest and allowance for debtors for prior years	(21 748)
8.	Other	85
9.	TOTAL	(21 663)

Additional Explanatory Notes
Note Nr 12

INFORMATION ON SIGNIFICANT EVENTS WHICH OCCURRED AFTER THE BALANCE SHEET DATE

Payment of one-off special bonus

On 17 July 2006, based on an agreement signed on 30 June 2006 between the Management Board of KGHM Polska Miedź S.A. and the trade unions, a one-off special bonus payment was made in the amount of 90% of the monthly wage. This agreement, in accordance with the declaration of the trade unions, concludes the wage demands of the trade union for the current year.
As a result of this agreement, on 6 July 2006 the trade union Związek Zawodowy Pracowników Przemysłu Miedziowego issued a statement on the conclusion of the collective dispute with the Management Board of KGHM Polska Miedź S.A.
The effects of this agreement were recognised in the financial result for the first half of 2006 and in accruals. Payment of the special bonus and recognition in operational costs occurred in July.

Receipt of dividend

On 17 July 2006 the dividend from Polkomtel S.A. in the net amount of PLN 373 628 thousand was received into the Company bank account.

Termination of investment in the Democratic Republic of Congo

On 11 July 2006 the Management Board resolved not to realise the investment for the building of a hydrometallurgical plant for the processing of ore from the Kimpe deposit and to withdraw the Company from operations in the Democratic Republic of Congo.
Actions will be taken to sell the company KGHM CONGO S.P.R.L. as the most favorable variant for the Company. Should a buyer not be found, liquidation procedures will be initiated.
There is no danger that, as a result of this decision, KGHM CONGO S.P.R.L. will fail to execute instalment payments on the loans it was granted by KGHM Polska Miedź S.A., as planned actions related to disposal the shares of KGHM CONGO S.P.R.L. are aimed at protecting the interests of KGHM Polska Miedź S.A., including the repayment of loans granted. The remaining assets related to this investment which are carried in the accounts were written off and charged to profit of prior years, and therefore this decision bears no risk of incurring additional losses.

Additional Explanatory Notes
Note Nr 13

INFORMATION ON THE RELATIONSHIP BETWEEN THE COMPANY AND ITS LEGAL ANTECEDENT, AND ON THE METHOD AND SCOPE OF TRANSFER OF ASSETS AND LIABILITIES

The legal antecedent of the Company was a State-owned enterprise - Kombinat Górniczo-Hutniczy Miedzi in Lubin - transformed into a State-owned, joint stock company pursuant to principles set down in the law dated 13 July 1990 on the privatisation of State-owned enterprises.

Additional Explanatory Notes
Note Nr 14

INFORMATION ON CORRECTIONS TO INFLATION LEVEL.

The financial statements and comparative financial data are not subject to correction due to inflation.

Additional Explanatory Notes
Note Nr 15

CHANGES TO DATA PRESENTED IN THE FINANCIAL STATEMENTS AND IN COMPARABLE DATA, VERSUS THOSE OF PREVIOUSLY- PREPARED AND PUBLISHED FINANCIAL STATEMENTS

There are some differences between the presented financial statements with respect to the comparative financial data arising from the adjustment of comparative periods to the methodology of presentation introduced in 2005.

Income Statement item	Value prior to change in methodology for the period from 1 Jan 2005 to 30 Jun 2005	Change in presentation of realised result on hedging credit exchange rate differences	Value after change in methodology for the period from 1 Jan 2005 to 30 Jun 2005
Revenues from sale of products	3 480 327	12 679	3 493 006
Other financial income	59 041	(12 679)	46 362

Additional Explanatory Notes
Note Nr 16

CHANGES OF ACCOUNTING POLICIES IN RELATION TO PRIOR FINANCIAL PERIOD

During the current period there were no changes made in accounting principles. In relation to the previous financial year changes in presentation have been carried out to the extent described in additional explanatory note nr 15.

Additional explanatory notes
Note nr 17

CORRECTIONS TO FUNDAMENTAL ERRORS, THEIR REASON, DESCRIPTION AND IMPACT ON THE MATERIAL AND FINANCIAL SITUATION AND ON THE FINANCIAL RESULT

There were no fundamental errors in the current period.

GOING CONCERN CONSIDERATION

The statements of the Company have been prepared under the going concern consideration.
There are no reasons suggesting any threats to the going concern consideration in the foreseeable future.

Additional Explanatory Notes
Note Nr 19

MERGER OF COMPANIES

There were no mergers of KGHM Polska Miedź S.A. with other entities in the current financial period. This financial statements does not contain data on merged entities.

Additional Explanatory Notes
Note Nr 20

OTHER ADDITIONAL EXPLANATORY INFORMATION

Company telecom assets

DIALOG S.A.

The value of the shares of DIALOG S.A. at 30 June 2006 accounted for using the equity method in the financial statements of KGHM Polska Miedź S.A. is PLN 1 006 963 thousand.
During the first half of 2006 DIALOG S.A. is consistently continuing a program to enhance the value of the company. Based on the approved budget for 2006 the company is actively pursuing activities aimed at increasing its base of subscribers using wideband internet access.
In the first half of 2006 DIALOG S.A. earned PLN 250 246 thousand in revenues from sales (versus PLN 248 190 thousand in the comparable period of 2005), achieving a profit on sales of PLN 35 550 thousand (versus PLN 40 327 thousand in the first half of 2005). EBITDA in DIALOG S.A. in this period amounted to PLN 80 500 thousand (PLN 84 813 thousand in the first half of 2005) with a net profit of PLN 31 585 thousand (versus PLN 13 971 thousand in the comparable prior period).
The profitability on sales and maintenance of a high EBITDA level are the result of continuing activities aimed at optimising operating costs and at improving the structure of revenues, which are changing dynamically. In the first half of 2006 the company recorded a further decrease in revenues from traditional voice services versus an increase in revenues from additional services, including in particular internet access. Projects implemented in 2006 enable the company to offer a wide range of services based on continuous internet access (IPTV, VoIP, on demand Video, etc.).
In May 2006 Telefonia DIALOG S.A. redeemed bonds acquired by KGHM Polska Miedź S.A. in the total nominal amount of PLN 200 mln. The company financed this operation partially using its own internal funds, and partially using funds arising from commercial bank credit. Thanks to restructurisation of the company's debt in 2005, and to refinancing in May 2006 the remaining debt, DIALOG is generating lower financial costs than in prior periods. In the first half of 2006 net financial costs amounted to PLN 4 014 thousand versus PLN 21 906 thousand in the comparable prior period.
In 2006 the company is realising an investment program aimed primarily at increasing its internet services based on broadband xDSL technology, and is also continuing to realise a program to increase its business subscribers base through dedicated investments. At 30 June 2006 it had 441 thousand ringing lines. The business-mix ratio (calculated as the number of ringing institutional customer lines to the number of total ringing lines, less the service lines of DIALOG S.A.) amounted to 29%. At the end of June 2006 84 thousand internet users were accessing the internet, mainly for full-time access, through monthly, lump-sum payments.

KGHM Polska Miedź S.A. is currently at work on developing a new strategy, including its telecom assets. Based on the accepted strategy, the Company will take appropriate decisions regarding further commitment in the company Telefonia DIALOG S.A.

Polkomtel S.A.

The value of the shares of Polkomtel S.A. at 30 June 2006 accounted for using the equity method in the consolidated financial statements of the KGHM Polska Miedź S.A. Group is PLN 567 127 thousand.
In the first half of 2006 the company earned revenues from sales of PLN 3 541 124 thousand (in the comparable period of 2005 revenues amounted to PLN 3 004 977 thousand), achieving a profit on sales of PLN 667 012 thousand (versus PLN 735 301 thousand in the first half of 2005). In the first half of 2006 Polkomtel S.A. achieved EBITDA of PLN 1 181 573 thousand (PLN 1 150 081 thousand). The company earned a net profit of PLN 506 844 thousand (PLN 527 068 thousand).
In December 2005 a group of financial institutions announced a bid for the purchase of the shares of TDC. As a result of settlement of this bid there was a change of control over this entity. Based on the statutes of Polkomtel S.A., TDC Mobile International A/S offered to sell the shares it holds to the remaining shareholders.
As a result of a so-called Change of Ownership in relation to TDC Mobile International A/S, the other shareholders of Polkomtel S.A. obtained the right to acquire a total of 4 019 780 shares of Polkomtel S.A. held by TDC Mobile International A/S. On 10 March 2006, KGHM Polska Miedź S.A., PKN Orlen S.A., PSE S.A. and Węglokoks S.A. as the purchasers, and TDC Mobile International A/S as the seller, executed an "Agreement on the Acceptance of the Offer and Conditional Transfer of Shares in Polkomtel S.A." This agreement was described in detail in a current report dated 10 March 2006 and in the annual report for 2005 published by KGHM Polska Miedź S.A.
On 10 March 2006, Vodafone Americas Inc. filed suit at the International Court of Arbitration of the Federal Chamber of Commerce in Vienna, in which claims were made against six entities, naming TDC Mobile International A/S as the Principle Respondent, Polkomtel S.A. as the First Auxiliary Respondent and KGHM Polska Miedź S.A., PKN ORLEN S.A., PSE S.A. and Węglokoks S.A. as further Auxiliary Respondents. In this suit, Vodafone Americas Inc. has questioned, among others, the manner of setting the price by TDC International A/S in the offer addressed to the other shareholders. At the present time it is not possible to state when these arbitration proceedings will be concluded, nor the results of these proceedings.

Contracts for the supply of gas

Discussions are underway between Energetyka Sp. z o.o. and PGNiG S.A. with the participation of KGHM Polska Miedź S.A. respecting review of the contracts for the supply of gas entered into on 1 December 2003, as regards the conditions and amount to be supplied.

SIGNATURES OF ALL MEMBERS OF THE MANAGEMENT BOARD			
DATE	FIRST, LAST NAME	POSITION	SIGNATURE
5 September 2006	*Krzysztof Skóra*	President of the Management Board	
5 September 2006	*Maksymilian Bylicki*	I Vice President of the Management Board	
5 September 2006	*Marek Fusiński*	Vice President of the Management Board	
5 September 2006	*Stanisław Kot*	Vice President of the Management Board	
5 September 2006	*Ireneusz Reszczyński*	Vice President of the Management Board	

SIGNATURE OF PERSON RESPONSIBLE FOR COMPANY ACCOUNTING			
DATE	FIRST, LAST NAME	POSITION	SIGNATURE
5 September 2006	*Ludmiła Mordylak*	acting Executive Director of Accounting Services Center Chief Accountant of KGHM	

KGHM POLSKA MIEDŹ S.A.

REPORT ON THE ACTIVITIES OF THE COMPANY IN THE FIRST HALF OF 2006

Lubin, September 2006

CONTENTS

The financial data of this half-year report presented for the current and comparable periods were prepared based on accounting principles described in the annual report for 2005 published on 23 March 2006, adjusting the principles of the comparative period to the changes introduced in the second half of 2005 or from the beginning of 2006.

These changes related to the presentation in revenues from the sale of products of the result of realised exchange rate differences on hedging-related loans, with appropriate reduction of the result on financial operations.

A description of these differences in relation to previously-published statements is presented in *Additional Explanatory Note nr 15 of the Financial Statements.*

I. COMPANY PROFILE

1. ORGANISATIONAL STRUCTURE

Company activities

The activities of the Company are primarily comprised of the following:
- metals ore mining,
- the production of non-ferrous and precious metals, and of salt,
- the casting of light and non-ferrous metals,
- the management of waste,
- wholesale sales based on direct or contractual payments,
- the warehousing and preservation of goods,
- activities related to management of holding associations,
- geological-exploratory activities, research and technical analysis,
- the generation and distribution of electrical energy and of steam and hot water, the generation of gas, and the distribution of gaseous fuels through a supply network,
- professional emergency rescue services,
- scheduled and non-scheduled air transport, and
- telecommunications and IT services.

Changes in the organisational structure

In the first half of 2006 the multi-divisional organisational structure of KGHM Polska Miedź S.A. comprised a Head Office with 10 Divisions.

The organisational structure of KGHM Polska Miedź S.A. at 30 June 2006 is presented in the diagram below:

Diagram 1. Organisational structure of the Company at 30 June 2006


KGHM Polska Miedź S.A.
MINING DIVISION "LUBIN"
MINING DIVISION "POLKOWICE - SIEROSZOWICE"
MINING DIVISION "RUDNA"
ORE ENRICHMENT DIVISION
HYDROTECHNICAL DIVISION
COPPER SMELTER AND REFINERY "GŁOGÓW"
COPPER SMELTER AND REFINERY "LEGNICA"
COPPER WIRE ROD MILL "CEDYNIA"
HEAD OFFICE
EMERGENCY MINE-SMELTER RESCUE UNIT
CENTRAL DATA PROCESSING CENTRE

Composition of the Supervisory Board

The composition of the VIth-term Supervisory Board of KGHM Polska Miedź S.A. at 1 January 2006 was as follows:
- Elżbieta Niebisz,
- Tadeusz Janusz,
- Jan Rymarczyk,
- Krzysztof Szamałek,
- Maciej Kruk,
- Marek Wierzbowski

as well as the following employee-elected members:

- Józef Czyczerski,
- Leszek Hajdacki,
- Ryszard Kurek.

On 30 January 2006 Marek Wierzbowski submitted his resignation from membership on the Supervisory Board.

The Extraordinary General Shareholders Meeting of KGHM Polska Miedź S.A. on 31 January 2006 recalled the following persons from the Supervisory Board: Elżbieta Niebisz, Jan Rymarczyk, Krzysztof Szamałek and Tadeusz Janusz, and appointed the following persons to the Supervisory Board: Czesław Cichoń, Antoni Dynowski, Krzysztof Skóra, Marcin Ślęzak and Ryszard Wojnowski.

On 10 February 2006 the Supervisory Board appointed the following functions: Chairman of the Board – Antoni Dynowski, Deputy Chairman – Maciej Kruk and Secretary – Józef Czyczerski.

On 24 February 2006, Krzysztof Skóra, who had been delegated by the Supervisory Board to temporarily perform the duties of President of the Management Board, submitted his resignation from membership on the Supervisory Board as a result of his being appointed President of the Management Board by the Supervisory Board.

On 10 August 2006 Czesław Cichoń resigned from membership on the Supervisory Board.

Composition of the Management Board

On 19 December 2005 the Supervisory Board resolved to suspend from the duties of Vice President Wiktor Błądek and Andrzej Krug for a period not longer than three months.

During the period from 1 January 2006 to 10 February 2006 the Management Board, and the respective division of duties, was as follows:

–	Marek Szczerbiak	President of the Management Board
–	Jarosław Andrzej Szczepek	I Vice President of the Management Board, Vice President of the Management Board for Finance-Economics
–	Wiktor Błądek	Vice President of the Management Board for Mining (suspended from the duties of Member of the Management Board)
–	Andrzej Krug	Vice President of the Management Board for Employee Affairs (suspended from the duties of Member of the Management Board)
–	Robert Nowak	Vice President of the Management Board for Trade, Marketing and Hedging
–	Sławomir Pakulski	Vice President of the Management Board for Smelting

On 10 February 2006 the Supervisory Board recalled Marek Szczerbiak as President of the Management Board and delegated member of the Supervisory Board Krzysztof Skóra to temporarily perform the duties of President of the Management Board for a period not longer than three months.

On 24 February 2006 the Supervisory Board of KGHM Polska Miedź S.A. carried out the following changes in the composition of the Management Board:

- Krzysztof Skóra was appointed as President of the Management Board,
- Jarosław Andrzej Szczepek, Robert Nowak, Sławomir Pakulski and Andrzej Krug were recalled from the Management Board,
- Maksymilian Bylicki, Ireneusz Reszczyński, Mirosław Biliński and Marek Fusiński were appointed to the Management Board,
- the suspension of Wiktor Błądek from his duties as a member of the Management Board was lifted, effective from 8 March 2006.

Following the introduction of these changes the Management Board, and the respective division of duties, was as follows:

–	Krzysztof Skóra	President of the Management Board,
–	Maksymilian Bylicki	I Vice President of the Management Board, Vice President of the Management Board for Employee Affairs,
–	Mirosław Biliński	Vice President of the Management Board for Smelting,
–	Wiktor Błądek	Vice President of the Management Board for Mining (duties assumed from 8 March 2006),
–	Marek Fusiński	Vice President of the Management Board for Finance-Economics,

- Ireneusz Reszczyński Vice President of the Management Board for Trade, Marketing and Hedging.

As a result of the expiration of the Vth-term Management Board of KGHM Polska Miedź S.A., the Supervisory Board at its meeting of 31 May 2006 appointed Krzysztof Skóra as President of the VIth-term Management Board and appointed the following persons to the VIth-term Management Board: Maksymilian Bylicki, Ireneusz Reszczyński, Marek Fusiński and Stanisław Kot.

The Management Board, and the respective division of duties at 30 June 2006, was as follows:

- Krzysztof Skóra President of the Management Board,
- Maksymilian Bylicki I Vice President of the Management Board, Vice President of the Management for Employee Affairs,
- Marek Fusiński Vice President of the Management Board for Finance-Economics,
- Stanisław Kot Vice President of the Management Board for Smelting,
- Ireneusz Reszczyński Vice President of the Management Board for Trade, Marketing and Hedging.

The rights and duties attributable to the Vice President of the Management Board for Mining are being temporarily performed by the Vice President of the Management Board for Smelting – Stanisław Kot.

Ownership structure

At 30 June 2006, the only shareholder which held a number of shares representing 5% or more of the share capital and the same number of votes at the General Shareholders Meeting of the Company, based on information held by the Company and received under art. 147 of the Law on the public trading of securities, was the State Treasury - 88 567 589 shares, representing 44.28% of the share capital.

During the first half of 2006 the following shareholders reduced their participation in the share capital of the Company to a level below 5%:

- Deutsche Bank Trust Company Americas (depositary bank in the depositary receipt program of the Company), which on 19 June 2006 held 4.86% of the share capital of the Company, and
- Lansdowne Partners Limited Partnership, which on 12 January 2006 controlled 4.64% of the share capital of the Company.

After the balance sheet date Deutsche Bank Trust Company Americas increased its participation in the share capital of the Company to a level above 5% and on 27 July 2006 owned 10 169 452 shares of KGHM Polska Miedź S.A., representing 5.08 % of the share capital of the Company.

2. PRODUCTION RESULTS

In the first half of 2006 there was an increase in ore extraction as compared to the comparable prior period by 2.8% (dry weight). This was possible thanks to an increase in extracting capacity.

The decrease in the quality of the ore despite intensified efforts aimed at improving the quality of the ore extracted caused a decrease in copper content by 7.7% and silver content by 6.3%. The increase in extraction caused a smaller disproportion in the amount of copper in ore extracted – a decrease by 5.0% (15 149 t) and silver in ore - a decrease by 3.9% (29 712 kg).

The amount of copper in concentrate produced was lower by 4.8% (12 656 t) and for silver by 4.4% (29 328 kg).

Production results in mining and smelting are presented in detail in the table below:

Table 1. Production results in mining

	Unit	2005	I-VI 2005	I-VI 2006	Change * (%)
Copper ore ** (dry weight)	'000 t	30 434	15 298	**15 724**	102.8
Copper content in ore	%	1.89	1.95	**1.80**	92.3
Silver content in ore	g/t	48.3	50.5	**47.3**	93.7
Copper concentrate (dry weight)	'000 t	1 975	1 016	**977**	96.2
Copper content in concentrate	%	25.9	26.0	**25.7**	98.8
Silver content in concentrate	g/t	639	652	**648**	99.4

** I-VI 2005 = 100%*

*** As defined by the Ruling of the Council of Ministers dated 6 April 2004 regarding the Polish Classification of Goods and Services (known as PKWiU).*

Table 2. Production results in smelting

	Unit	2005	I-VI 2005	I-VI 2006	Change * (%)
Copper products:					
Electrolytic copper	t	560 255	264 314	**272 218**	103.0
Wire rod	t	229 135	119 975	**115 262**	96.1
Round billets	t	14 030	7 236	**9 217**	127.4
Granular copper	t	1 713	965	**901**	93.4
Other products:					
Metallic silver	kg	1 244 180	600 507	**639 347**	106.5
Metallic gold	kg	713	329	**717**	217.9
Crude lead	t	21 050	10 090	**10 058**	99.7
Sulphuric acid	t	621 570	290 580	**336 471**	115.8

** I-VI 2005 = 100%*

Smelter production in the first half of 2006 was realised according to plan.

Significant differences in the level of production in the first half of 2006 versus the comparable prior period:
- increased production of round billets due to higher market demand,
- increased production of gold due to the processing of imported concentrates with a higher content of this metal,
- increased production of sulphuric acid due to the processing of a greater amount of imported concentrates, which contain more sulphur than internal concentrates.

3. PRODUCT SALES STRUCTURE

In relation to the comparable prior period, in the first half of 2006 there was an increase in the volume of copper sales alongside a decrease in silver sales. 286 254 t of copper were sold, i.e. 9.4% more (24 592 t). Silver sales amounted to 609 592 kg and were lower by 2.0% (12 233 kg) versus the comparable prior period. Simultaneously gold sales were 2.9-times higher (by 412 kg) and amounted to 633 kg.

Table 3. Sales volume for primary products

	Unit	2005	I-VI 2005	I-VI 2006	Change * (%)
Copper and copper products	t	552 275	261 662	**286 254**	109.4
- of which export **	t	378 054	175 898	**198 703**	113.0
Silver	t	1 250	622	**610**	98.1
- of which export **	t	1 162	580	**560**	96.6
Gold	kg	630	221	**633**	x 2.9
- of which export **	kg	153	0	**427**	x

** I-VI 2005 = 100%*

*** together with sales to European Union countries*

Table 4. Revenues from the sale of products (in '000 PLN)

	2005	I-VI 2005	I-VI 2006	Change* (%)
Copper and copper products	6 749 792	2 955 556	**4 754 747**	160.9
- of which export **	4 582 676	2 006 109	**3 090 140**	154.0
Silver	902 361	412 417	**564 619**	136.9
- of which export **	836 224	382 791	**512 660**	133.9
Gold	30 360	9 633	**38 148**	x 3.9
- of which export **	8 431	0	**25 811**	x
Other products and services	241 682	115 400	**135 861**	117.7
- of which export **	78 020	34 701	**47 465**	136.8
Total	**7 924 195**	**3 493 006**	**5 493 375**	**157.3**
- of which export **	**5 505 351**	**2 423 601**	**3 676 076**	**151.7**

** I-VI 2005 = 100%*

*** together with sales to European Union countries*

Revenues from the sale of KGHM Polska Miedź S.A. products amounted to PLN 5 493 375 thousand and were 57.3% higher than those of the first half of 2005, mainly as a result of higher copper and silver prices and a higher volume of copper sales.

In comparison to the first half of 2005 there was an increase in revenues from sales of copper and copper products (by 60.9%), and silver (by 36.9%, despite a lower sales volume) and gold (nearly 4-times higher).

The value of revenues from sales in the first half of 2006 reflects the negative result from the settlement of commodity hedging instruments in the amount of PLN (960 093) thousand (in the first half of 2005 PLN (131 132) thousand) and profit from the realisation of currency hedging instruments in the amount of PLN 13 826 thousand (in the first half of 2005 PLN 145 810 thousand). The value of revenues from sales was also adjusted by positive exchange rate differences settled in the result, related to the hedging of foreign currency credit and were recognised under revenues from cathode exports in the amount of PLN 14 490 thousand (in the first half of 2005 PLN 12 679 thousand).

Geographical structure of product sales

In the first half of 2006 the domestic sales volume of copper and copper products represented 30.6% of total copper sales, with export and European Union sales accounting for 69.4%. During this period the largest foreign customers of the copper produced by KGHM Polska Miedź S.A. were Germany and France.

In the first six months of 2006 silver sales amounted to 609 592 kg. 8.1% was sold on the domestic market, while 91.9% represented export and European Union sales volume. The largest foreign customers of silver were Great Britain, Germany and Belgium.

Macroeconomic sales conditions

In the first half of 2006 there was a dynamic increase in prices on the copper market. During this period the three-month copper price reached a record of 8 790 USD/t. In the first half of 2006 the average half-year electrolytic copper price on the London Metal Exchange (LME) amounted to 6 070 USD/t. In comparison to the price from the first half of 2005 (3 333 USD/t) this means an increase of 82.1%.

In the first half of 2006 the average silver price according to the London Bullion Market (LBM) amounted to 10.95 USD/troz (352 USD/kg) and was 55.1% higher than the average in the first half of 2005, which amounted to 7.06 USD/troz (227 USD/kg).

Average monthly copper prices on the LME and silver on the LBM in the period January 2004 - June 2006 are presented in the chart below:

Chart 1. Copper quotations per the LME and silver quotations per the LBM



9 000
8 000
7 000
6 000
5 000
4 000
3 000
2 000
copper (USD/t)
silver (USD/troz)
14
13
12
11
10
9
8
7
6
5
copper
silver
2004
2005
2006

The average USD exchange rate for the first half of 2006 was 3.16 PLN/USD and was slightly lower versus the comparable prior period of 2005 (3.18 PLN/USD).

4. EMPLOYMENT

The decrease in employment by the end of the first half of 2006 versus 30 June 2005 was due to the transfer from 1 July 2005 of 171 employees of the former Water Management Division to the company „Energetyka" sp. z o.o.

Employment at the end of the first half of 2006 versus the comparable prior period is shown in the following table.

Table 5. End-of-period employment

	31.12.2005	30.06.2005	30.06.2006	Change * (%)
Mines	11 551	11 527	**11 528**	100.0
Smelters	3 976	3 975	**3 959**	99.6
Other Divisions	2 150	2 210	**2 184**	98.8
Total	**17 677**	**17 712**	**17 671**	**99.8**

** 30.06.2005 = 100%*

II. INVESTMENTS AND RESEARCH AND DEVELOPMENT

1. INVESTMENTS IN TANGIBLE ASSETS

Realisation of tangible investment expenditures in the first half of 2006 as compared with the first half of 2005 is presented in the table below.

Table 6. Investment expenditures ('000 PLN)

	2005	I-VI 2005	I-VI 2006	Change * (%)
Mining	482 863	183 213	**169 168**	92.3
Smelting	131 299	44 101	**49 128**	111.4
Other activities	36 632	13 646	**5 310**	38.9
Total	**650 794**	**240 960**	**223 606**	**92.8**

** I-VI 2005 = 100%*

Table 7. Structure of realised investments ('000 PLN)

	2005	I-VI 2005	I-VI 2006	Change* (%)	Structure (%)
Development	271 787	81 601	**95 927**	117.6	42.9
- of which in mining	*219 624*	*76 283*	***65 995***	*86.5*	*29.5*
Replacing equipment	282 748	127 366	**103 687**	81.4	46.4
- of which in mining	*211 771*	*93 139*	***94 182***	*101.1*	*42.1*
Modernisation	51 762	21 130	**13 327**	63.1	6.0
Conformatory work	15 668	3 120	**6 628**	x 2.1	3.0
Other	28 829	7 743	**4 037**	52.1	1.8
TOTAL, of which:	**650 794**	**240 960**	**223 606**	**92.8**	**100.0**
IT	28 788	7 529	**4 891**	65.0	2.2
Ecology **	48 731	14 849	**7 463**	50.3	3.3

** I-VI 2005 = 100%*

*** Projects directly connected with environmental protection - serving environmental protection and water management, and projects indirectly connected with environmental protection – each activity bringing additional effects from environmental protection.*

Major tasks and facilities realised in the first half of 2006:

- continued construction of shafts: R-XI together with central ventilation of the R-IX shaft (assembly completed of the lifting tower) and of the SG-1 and SG-2 complex to ensure full use of the extraction capacity of the mines,
- continuation of preparatory work connected with construction of shaft SW-4,
- building of tunnels to access the Głogów Głęboki Przemysłowy deposit,
- continuation of the project „Construction of an installation for the production of oxygen-free wire rod in the Cedynia wire rod plant" – the economic effect from realisation of this project will be the achievement of additional revenues from the sale of oxygen-free wire rod,
- construction of a Lead Refinery at the Legnica smelter – the economic effect from realisation of this project will be the achievement of additional revenues from the sale of refined lead and from additional production of silver,
- modernisation and replacement of the machine park in the mines.

The main areas of investment in the years 2006-2010 are the following:

- mining of the deposit in currently licensed areas and the documentation of resources beyond currently licensed areas using the most modern techniques and technology for minimising operating costs,
- replacement of the machine park and increasing its productivity,
- finding alternative ways to transport concentrate,
- maintaining the pyrometallurgical processing capacity of the Głogów and Legnica smelters,

- diversifying production – the production of chemigypsum from waste sulphuric acid, construction of a lead refinery, and construction of an oxygen-free copper wire rod production line,
- ensuring the management and sale of sulphuric acid,
- minimising environmental impact, and
- other investments related to reducing costs.

2. EQUITY INVESTMENTS

In the first half of 2006 KGHM Polska Miedź S.A. realised equity investments in the total amount of PLN 18 819 thousand.

Acquisition of shares in the increased share capital of companies

During this period shares were acquired in the increased share capital of the following Group companies:

- **PHP „MERCUS" sp. z o.o.**
  Shares were acquired and paid for in cash in the increased share capital of this company in the total amount of PLN 4 259 thousand. The company used the funds acquired from this increase for an investment related to the development of the Electromechanical Production Plant.
  This increase has been court registered. The share capital of PHP „Mercus" Sp. z o.o. after the increase amounts to PLN 10 733 thousand. KGHM Polska Miedź S.A owns 100% of the shares of this company.
- **„Zagłębie" Lubin SSA**
  KGHM Polska Miedź S.A. acquired and paid for in cash newly-issued shares of the company „Zagłębie" SSA in the total amount of PLN 9 560 thousand. The company used the funds acquired from this increase for acquiring the stadium belonging to the Municipality of Lubin and investments related to adapting the stadium to the licensing requirements of the Polish Football Association.
  After registration of this change in share capital of the company, KGHM Polska Miedź S.A. increased its participation in the share capital of „Zagłębie" SSA from 41% to 79%. Indirectly, KGHM Polska Miedź S.A. through the company PHP „MERCUS" sp. z o.o. owns 93% of the share capital of „Zagłębie" SSA.
- **KGHM CUPRUM sp. z o.o. - CBR**
  Due to an increase in the share capital of the company by PLN 5 000 thousand, KGHM Polska Miedź S.A. acquired and paid for 10 thousand new shares of KGHM CUPRUM sp. z o.o. – CBR.
  This increase in share capital was registered by the Regional Court in Wrocław, Section VI (Economic) of the National Court of Registration on 2 August 2006. After registration of this change, the share capital of KGHM CUPRUM sp. z o.o. – CBR amounts to PLN 8 507 thousand and is divided into 17 013 shares having a face value of PLN 500.00 each. All of the shares of this company belong to KGHM Polska Miedź S.A. The company plans to use the funds acquired from this increase for the construction of an office building.

Dividends received

In the first half of 2006 KGHM Polska Miedź S.A. achieved a return on invested equity in the form of dividends from the following entities, of which part will be paid in the second half of 2006:

– Polkomtel S.A. *(payment was made on 17 July 2006)*	PLN 461 270 thousand
– POL-MIEDŹ TRANS Sp. z o.o. *(the dividend will be paid no later than 31 December 2006)*	PLN 4 627 thousand
– CBJ sp. z o.o.	PLN 3 214 thousand
– MINOVA – KSANTE Spółka z o.o. *(of which PLN 298 thousand was paid in the form of an advance in 2005)*	PLN 906 thousand
– PTR S.A.	PLN 331 thousand

Other forms of financing Group companies

In the first half of 2006 KGHM Polska Miedź S.A. financially supported projects carried out by entities of the KGHM Polska Miedź S.A. Group by the granting of loans and subsidies.

- **KGHM Congo S.P.R.L.**

  In the first half of 2006 this company was financed among others by loans granted by KGHM Polska Miedź S.A. in 2005. The commitment of KGHM Polska Miedź S.A. at 30 June 2006 due to loans granted to KGHM Congo S.P.R.L. amounts to USD 580 thousand. These loans will be repaid by the end of the first quarter of 2007.

- **„Energetyka" sp. z o.o.**

  The company made use of funds received from a loan granted by KGHM Polska Miedź S.A. in 2004 in the amount of PLN 9 000 thousand. The funds obtained from this loan were designated for the preparation of an investment involving the construction of gas-steam units. The maturity of this loan was set at 31 December 2006.

- **MCZ S.A.**

  MCZ S.A. was financed by funds granted by the Parent Entity, in the total amount of PLN 11 200 thousand. Based on an agreement entered into in 2005, in the first half of 2006 KGHM Polska Miedź S.A. transferred to the company the second instalment of this subsidy in the amount of PLN 2 240 thousand. The remainder of the subsidy, i.e. PLN 6 720 thousand, in accordance with the Understanding to the subsidy agreement signed on 16 August 2006, was transferred on 31 August 2006.

Other equity investments

In the first half of 2006 KGHM Polska Miedź S.A. continued to participate in the AIG Emerging Europe Infrastructure Fund. The fair value of the investment in this Fund in the accounts of KGHM Polska Miedź S.A. at 30 June 2006 is PLN 26 924 thousand, with a carrying value of PLN 13 048 thousand.

In the first half of 2006 the Company received the total amount of PLN 749 thousand from the AIG Fund, including due to:

- the redemption of previously-purchased limited partner interests PLN 503 thousand,
- profit realised from the redemption of limited partner interests PLN 246 thousand.

The Company also paid a management fee of PLN 129 thousand.

Other significant events in the Group

In July 2006 the Company resolved to terminate activities in the Democratic Republic of Congo. Actions will be taken to sell the company KGHM Congo S.P.R.L. as the most favorable variant for the Company. Should a buyer not be found, liquidation procedures will be initiated.

The company INTERFERIE S.A. in August 2006 carried out an Initial Public Listing of its shares. The company offered 5 mln shares of the company at PLN 6 per share. The value of the subscription and sale closed in the amount of PLN 30 mln. On 10 August 2006 the shares of INTERFERIE S.A. debuted on the Warsaw Stock Exchange.

As a result of the listing of the company's shares, the amount of share capital of INTERFERIE S.A. directly owned by KGHM Polska Miedź S.A. decreased from 3.14% to 2.06% (court registration of this change in share capital occurred on 11 August 2006). Currently the total share of companies of the KGHM Polska Miedź Group in INTERFERIE S.A. amounts to 65.67%.

Diagram 2. Group structure at 30 June 2006


KGHM Polska Miedź S.A.
KGHM Polish Copper Ltd. 100.00%
KGHM Kupferhandelsge.m.b.H 100.00%
PHP „MERCUS" sp. z o.o. 100.00%
POL-MIEDŹ TRANS Sp. z o.o. 100.00%
CBJ sp. z o.o. 100.00%
MCZ S.A. 100.00%
DIALOG S.A. 100.00%
PeBeKa S.A. 100.00%
„Energetyka" sp. z o.o. 100.00%
KGHM CONGO S.P.R.L. 99.98%
KGHM CUPRUM sp. z o.o. - CBR 100.00%
KGHM Metraco sp. z o.o. 98.96%
TUW - CUPRUM 93.80%
„Zagłębie" Lubin SSA 79.23%
MINOVA-KSANTE Spółka z o.o. 30.00%
Polkomtel S.A. 19.61%
INFOMONITOR Biuro Informacji Gospodarcze S.A. 16.72%
PTR S.A. 11.88%
INTERFERIE S.A. 3.14%
PU „Mercus Serwis" Sp. z o.o. 100.00%
PHU „Lubinpex" Sp. z o.o. 99.59%
PHU „Mercus Bis" Sp. z o.o. 47.62%
„Zagłębie" Lubin SSA 13.56%
Energetyka Spółka Spec. Przeznaczenia sp. z o.o. 99.8%
KGHM Metale DSI S.A. 100.00%
INOVA Spółka z o.o. 100.00%
DFM ZANAM-LEGMET Sp. z o.o. 100.00%
WFP Hefra SA 97.52%
INTERFERIE S.A. 93.72%
AQUAKONRAD SA in bankruptcy 90.40%
PCPM sp. z o.o. 74.29%
WM „ŁABĘDY" S.A. 74.50%
Walcownia Metali Nieżelaznych sp. z o.o. 60.11%
DKE Spółka z o.o. 50.33%
DOL-EKO organizacja odzysku S.A. 19.53%

Company telecoms assets

DIALOG S.A.

The value of the shares of DIALOG S.A. at 30 June 2006 accounted for using the equity method in the financial statements of KGHM Polska Miedź S.A. is PLN 1 006 963 thousand.

During the first half of 2006 DIALOG S.A. is consistently continuing a program to enhance the value of the company. Based on the approved budget for 2006 the company is actively pursuing activities aimed at increasing its base of subscribers using wideband internet access.

In the first half of 2006 DIALOG S.A. earned PLN 250 246 thousand in revenues from sales (versus PLN 248 190 thousand in the comparable period of 2005), achieving a profit on sales of PLN 35 550 thousand (versus PLN 40 327 thousand in the first half of 2005). EBITDA in DIALOG S.A. in this period amounted to PLN 80 500 thousand (PLN 84 813 thousand in the first half of 2005) with a net profit of PLN 31 585 thousand (versus PLN 13 971 thousand in the comparable prior period).

The profitability on sales and maintenance of a high EBITDA level are the result of continuing activities aimed at optimising operating costs and at improving the structure of revenues. In the first half of 2006 the company recorded a further decrease in revenues from traditional voice services versus an increase in revenues from additional services, including in particular internet access. Projects implemented in 2006 enable the company to offer a wide range of services based on continuous internet access (IPTV, VoIP, on demand Video, etc.).

In May 2006 Telefonia DIALOG S.A. redeemed bonds acquired by KGHM Polska Miedź S.A. in the total nominal amount of PLN 200 mln. The company financed this operation partially using its own internal funds, and partially using funds arising from commercial bank credit. Thanks to restructurisation of the company's debt in 2005, and to refinancing in May 2006 the remaining debt, DIALOG is generating lower financial costs than in prior periods. In the first half of 2006 net financial costs amounted to PLN 4 014 thousand versus PLN 21 906 thousand in the comparable prior period.

In 2006 the company is realising an investment program aimed primarily at increasing its internet services based on broadband xDSL technology, and is also continuing to realise a program to increase its business subscribers base through dedicated investments. At 30 June 2006 it had 441 thousand ringing lines. The business-mix ratio (calculated as the number of ringing institutional customer lines to the number of total ringing lines, less the service lines of DIALOG S.A.) amounted to 29%. At the end of June 2006 84 thousand users were accessing the internet, mainly for full-time access, through monthly, lump-sum payments.

KGHM Polska Miedź S.A. is currently at work on developing a new strategy, including its telecom assets. Based on the accepted strategy, the Company will take appropriate decisions regarding further commitment in the company Telefonia DIALOG S.A.

Polkomtel S.A.

The value of the shares of Polkomtel S.A. at 30 June 2006 accounted for using the equity method in the consolidated financial statements of the KGHM Polska Miedź S.A. Group is PLN 567 127 thousand.

In the first half of 2006 the company earned revenues from sales of PLN 3 541 124 thousand (in the comparable period of 2005 revenues amounted to PLN 3 004 977 thousand), achieving a profit on sales of PLN 667 012 thousand (versus PLN 735 301 thousand in the first half of 2005). In the first half of 2006 Polkomtel S.A. achieved EBITDA of PLN 1 181 573 thousand (PLN 1 150 081 thousand). The company earned a net profit of PLN 506 844 thousand (PLN 527 068 thousand).

In December 2005 a group of financial institutions announced a bid for the purchase of the shares of TDC. As a result of settlement of this bid there was a change of control over this entity. Based on the statutes of Polkomtel S.A., TDC Mobile International A/S offered to sell the shares it holds to the remaining shareholders.

As a result of a so-called Change of Ownership in relation to TDC Mobile International A/S, the other shareholders of Polkomtel S.A. obtained the right to acquire a total of 4 019 780 shares of Polkomtel S.A. held by TDC Mobile International A/S. On 10 March 2006, KGHM Polska Miedź S.A., PKN Orlen S.A., PSE S.A. and Węglokoks S.A. as the purchasers, and TDC Mobile International A/S as the seller, executed an "Agreement on the Acceptance of the Offer and Conditional Transfer of Shares in Polkomtel S.A." This agreement was described in detail in a current report dated 10 March 2006 and in the annual report for 2005 published by KGHM Polska Miedź S.A.

On 10 March 2006, Vodafone Americas Inc. filed suit at the International Court of Arbitration of the Federal Chamber of Commerce in Vienna, in which claims were made against six entities, naming TDC Mobile International A/S as the Principle Respondent, Polkomtel S.A. as the First Auxiliary Respondent and KGHM Polska Miedź S.A., PKN ORLEN S.A., PSE S.A. and Węglokoks S.A. as further Auxiliary Respondents. In this suit, Vodafone Americas Inc. has questioned, among others, the manner of setting the price by TDC International A/S in the offer addressed to the other shareholders. At the present time it is not possible to state when these arbitration proceedings will be concluded, nor the results of these proceedings.

3. RESEARCH AND DEVELOPMENT

R&D work in the first half of 2006 was mainly financed by the Company's own funds. In the case of a few projects financial support was obtained from the Ministry of Science and Information Society Technologies.

Expenditures by KGHM Polska Miedź S.A. on R&D work in the first half of 2006 amounted to PLN 710 thousand.

Table 8. Expenditures on R&D ('000 PLN)

	2005	**I-VI 2005**	**I-VI 2006**	**Change * (%)**
Mining	6 698	316	**678**	214.6
Smelting	3 516	349	**32**	9.2
Total	**10 214**	**665**	**710**	**106.8**

** I-VI 2005 = 100%*

The tasks carried out comprise projects aimed at:

- reducing production costs,
- creating sources for the generation of additional revenues, and
- minimising environmental impact through application of the best available technology.

III. FINANCIAL STATEMENTS AND ANALYSIS

1. BALANCE SHEET: ASSETS

Total assets increased by PLN 2 523 406 thousand, i.e. by 23.0%, in comparison to their amount at the end of 2005.

Table 9. Assets and their structure as at end of period ('000 PLN)

	31.12.2005	30.06.2005	30.06.2006	Change * (%)	Structure (%)
Non-current assets	**7 078 691**	**6 772 758**	**7 124 503**	**100.6**	**52.8**
Intangible assets	61 725	57 136	**57 278**	92.8	0.4
Tangible fixed assets	3 602 627	3 480 778	**3 683 294**	102.2	27.3
Long term debtors	1 759	1 833	**1 742**	99.0	0.0
Long term investments	2 691 428	2 928 899	**2 383 847**	88.6	17.7
Long term prepayments	721 152	304 112	**998 342**	138.4	7.4
Current assets	**3 898 563**	**2 712 184**	**6 376 157**	**163.6**	**47.2**
Inventories	1 133 655	1 092 231	**1 510 178**	133.2	11.2
Short term debtors	711 716	599 390	**1 765 564**	x 2.5	13.1
Short term investments	2 047 964	976 984	**3 042 940**	148.6	22.5
Short term prepayments	5 228	43 579	**57 475**	x 11.0	0.4
TOTAL ASSETS	**10 977 254**	**9 484 942**	**13 500 660**	**123.0**	**100.0**

** 31.12.2005 = 100%*

The largest item in the structure of assets is tangible fixed assets. Since the beginning of 2006 there has been an increase in tangible fixed assets by 2.2% - expenditures on the purchase and construction of tangible fixed assets amounted to PLN 223 606 thousand, while depreciation amounted to PLN 170 114 thousand.

The item long term investments is primarily comprised of shares, which at the end of June 2006 amounted to PLN 2 365 799 thousand. In the first half of 2006 the Company increased its participation in Group entities through the acquisition of shares in the increased share capital of Group companies in the total amount of PLN 13 818 thousand. Despite this the value of these shares decreased by PLN 307 582 thousand, i.e. 11.5%, versus their level at the end of 2005. This is mainly due to using the equity method to account for shares in subordinated entities.

A decided majority of the item long term prepayments was comprised of the deferred tax asset, whose level versus their amount at the end of 2005 increased, from PLN 719 762 thousand to PLN 997 358 thousand. The main reason for this was the revaluation of hedging instruments.

Current assets were dominated by short-term investments, which were higher by PLN 994 976 thousand than at the end of 2005. The condition of the Company was aided by the situation on the copper and silver markets, enabling an increase in profitability on sales, and simultaneously generating significant operating profits. Uncommitted cash resources were mainly invested in short-term bank accounts due to the realisation of planned payments, including primarily the payment of a shareholders dividend.

An important item in short-term investments was assets related to derivative instruments, whose value increased during the half-year period from PLN 192 158 thousand to PLN 561 592 thousand.

As part of the continued process of restructuring the debt of DIALOG S.A., the telecom company redeemed from KGHM the remaining bonds in the amount of PLN 200 000 thousand, reclassified in 2005 as short-term assets. At the end of June 2006 KGHM no longer holds any debt securities of this company.

The significant increase in short-term debtors mainly related to trade debtors, including primarily from Telefonika Kable S.A. The increase in debtors from Tele-Fonika Kable S.A. was primarily caused by the

dynamic increase in copper prices and by the increase in the volume of sales to this customer. Also recognised in short-term debtors were dividend-related payments, mainly from Polkomtel S.A. (PLN 461 270 thousand).

A significant item in current assets is inventories, including mainly semi-products and work in progress (PLN 1 034 808 thousand, of which in smelting, PLN 990 332 thousand), which is characteristic for the production process. Material inventories having a carrying value of PLN 262 317 thousand were mainly comprised of external copper-bearing materials in transit to the Company (imported concentrate, blister and matte copper). In the first half of 2006 the total value of inventories increased by 33%, mainly due to a quantitative increase and an increase in the cost of Cu production, being the basis for the valuation of copper products and semi-products. In addition, the valuation of inventories was also impacted by higher prices of externally-purchased copper.

2. BALANCE SHEET: EQUITY AND LIABILITIES

In comparison to the end of 2005 there was a decrease in the value of equity and in its share in the assets financing structure, from 56.6% to 38.2%. This change in the structure was mainly due to the distribution of profit for 2005.

Table 10. Sources of financing of assets and their structure, as at end of period ('000 PLN)

	31.12.2005	30.06.2005	30.06.2006	Change * (%)	Structure (%)
Equity	**6 214 078**	**5 764 036**	**5 152 854**	**82.9**	**38.2**
Share capital	2 000 000	2 000 000	**2 000 000**	100.0	14.8
Reserve capital	2 083 888	2 064 168	**2 324 189**	111.5	17.2
Revaluation reserve	(159 166)	681 286	**(1 167 536)**	x7.3	(8.6)
Retained profit (uncovered loss) from prior years	0	0	**0**	x	0.0
Net profit (loss)	2 289 356	1 018 582	**1 996 201**	87.2	14.8
Liabilities and provisions for liabilities	**4 763 176**	**3 720 906**	**8 347 806**	**175.3**	**61.8**
Provisions for liabilities	1 666 358	1 489 862	**1 711 480**	102.7	12.7
Long term liabilities	40 489	64 327	**33 910**	83.8	0.3
Short term liabilities	2 808 977	1 946 740	**6 229 819**	x2.2	46.1
Accruals and deferred income	247 352	219 977	**372 597**	150.6	2.8
Total equity and liabilities	**10 977 254**	**9 484 942**	**13 500 660**	**123.0**	**100.0**

** 31.12.2005 = 100%*

By a decision of the General Shareholders Meeting of the Company, 87.4% of the profit for 2005 was allocated as a shareholder dividend (PLN 2 000 000 thousand). PLN 50 000 thousand was allocated to the Social Fund, while the remaining amount (PLN 239 356 thousand) was transferred to reserve capital.

The revaluation reserve decreased by PLN 1 008 370 thousand, mainly due to the following factors:

- the valuation of hedging transactions in their effective part, PLN (2 172 112) thousand,
- the settlement of hedging instruments, PLN 931 777 thousand.
- the excess of the deferred tax asset over the deferred tax liability, PLN 232 910 thousand.

Provisions for liabilities comprise: the revalued provision for employee retirement and related benefits (PLN 834 275 thousand), the provision for mine closure (PLN 406 338 thousand), the deferred tax liability (PLN 309 876 thousand) and other provisions totaling PLN 160 991 thousand. The level of provisions did not significantly change in relation to the end of 2005.

The highest value item in equity and liabilities at 30 June 2006 was short-term liabilities. The more-than-doubling of this balance sheet item was mainly due to the recognition of liabilities due to the shareholders dividend, payable in August 2006. The remaining liabilities mainly related to financial instruments (PLN 2 858 664 thousand).

Accruals relate mainly to wages and charges (PLN 248 685 thousand), including costs of a special bonus, which was paid in July 2006 (wages together with charges in the amount of PLN 91 160 thousand). Also reflected were the respective portions of the costs of one-off wages such as the annual miners holiday "barbórka" payment and the annual so-called fourteenth wage, which were paid after 30 June 2006.

These changes in the structure of equity and liabilities, primarily due to the distribution of profit for 2005, had a significant impact on the ratios illustrating the financing of assets:

Table 11. Assets financing ratios

	2005	I-VI 2005	I-VI 2006
Level of assets coverage by equity	0.6	0.6	**0.4**
Level of non-current assets coverage by equity	0.9	0.9	**0.7**
Level of non-current assets coverage by long term capital	1.1	1.1	**0.9**
Level of current assets coverage by short term liabilities	0.7	0.7	**1.0**

Ratios calculated based on end-of-period balance sheet levels

Off-balance sheet liabilities and debtors

At 30 June 2006 contingent debtors of the Company amounted to PLN 64 130 thousand, and related to contested State budget issues. Off-balance sheet liabilities at the end of the first half of 2006 amounted to PLN 1 305 908 thousand and mainly comprised:

- contingent liabilities of PLN 848 561 thousand due to the agreement on the acceptance of the offer and conditional transfer of shares in Polkomtel S.A.
- liabilities of PLN 374 546 thousand due to perpetual usufruct of State Treasury land,
- liabilities due to development work and inventions of PLN 50 595 thousand.

3. LIQUIDITY

Financial resources

The structure of Company cash and cash equivalents is shown in the table below:

Table 12. Structure of Company cash and cash equivalents and other monetary assets ('000 PLN)

	31.12.2005	30.06.2005	30.06.2006	Change * (%)
Cash on hand and in bank accounts	2 884	2 465	**8 133**	x 3.3
Other cash and cash equivalents	42	0	**93**	x
Other monetary assets, of which:	714 177	1 641 144	**2 462 277**	150.0
- monetary assets payable up to 3 months	713 807	1 640 111	**2 458 920**	149.9
- interest on financial assets payable up to 3 months	370	1 033	**3 356**	x 3.2
Total	**717 103**	**1 643 609**	**2 470 503**	**150.3**

** 31.12.2005 = 100%*

There was an increase in cash and cash equivalents, due to an improvement in the cash position of the Company which is dependent on the situation on the currency and metals markets.

The level of fixed term bank deposits (other monetary assets) remained high in order to maintain liquidity for the Company, and in particular for the payment of a shareholders dividend. Payment of the dividend in the amount of PLN 2 000 000 thousand occurred on 2 August 2006.

Financial income from the depositing of periodically free cash resources and financial investments is shown below:

Table 13. Financial income from bank deposits and short-term investments ('000 PLN)

	2005	I-VI 2005	I-VI 2006	Change * (%)
On-demand accounts	20	48	**71**	148.4
Securities	23 514	40 900	**4 134**	10.1
Fixed term bank accounts	5 209	20 130	**32 564**	161.8
Total	**28 743**	**61 077**	**36 769**	**60.2**

** I-VI 2005 = 100%*

The increase in income from fixed term bank accounts was due to the high level of cash and cash equivalents.

Financial income obtained from the bonds of Telefonia DIALOG S.A. decreased. This company executed an early redemption of all of the bonds held by KGHM in the nominal amount of PLN 200 000 thousand. The Company received interest on these bonds of PLN 4 134 thousand.

<u>Credit servicing in the first half of 2006</u>

At 30 June 2006 the Company had no liabilities due to bank loans.

The Company has an open line of credit in Bank Handlowy w Warszawie SA up to USD 10 000 thousand. At 30 June 2006 the Company had not made use of this line.

4. INCOME STATEMENT

In the first half of 2006 the Company generated PLN 1 996 201 thousand in net profit, i.e. by 96.0% more than in the comparable prior period.

Table 14. Income statement ('000 PLN)

	2005	I-VI 2005	I-VI 2006	Change * (%)
Revenues from the sale of products, goods for resale and materials	8 000 085	3 533 851	**5 602 057**	158.5
Operating costs	5 293 319	2 457 482	**3 321 545**	135.2
Profit from sales	**2 706 766**	**1 076 369**	**2 280 512**	**×2.1**
Other operating income	85 425	54 605	**24 504**	44.9
Other operating costs	283 493	111 130	**149 595**	134.6
Operating profit	**2 508 698**	**1 019 844**	**2 155 421**	**×2.1**
Financial income	395 152	206 413	**348 523**	168.8
Financial costs	269 287	130 692	**287 968**	×2.2
Profit (loss) before taxation	**2 634 563**	**1 095 565**	**2 215 976**	**×2.0**
Income tax	417 331	226 059	**368 094**	162.8
Share in net profits (losses) of subordinated entities accounted for using the equity method	72 124	149 076	**148 319**	99.5
Net profit (loss)	**2 289 356**	**1 018 582**	**1 996 201**	**196.0**

** I-VI 2005 = 100%*

The high level of net profit is comprised of:

- a profit from sales of PLN 2 280 512 thousand,
- a loss on other operating activities of PLN 125 091 thousand,
- a profit on financial activities of PLN 60 555 thousand,
- income tax of PLN 368 094 thousand,
- share in the profits of subordinated entities PLN 148 319 thousand

(including: Polkomtel S.A. PLN 99 361 thousand, and DIALOG S.A. PLN 31 585 thousand).

In relation to the comparable period of 2005 the following factors had a decisive impact on the result from sales:

- the increase in copper and silver prices,
- the results from hedging transactions,
- the increase in the volume of copper sales,
- the decrease in the volume of silver sales, and
- the increase in the unit copper production.

Table 15. Basic factors impacting the financial result of KGHM Polska Miedź S.A.

	Unit	2005	I-VI 2005	I-VI 2006	Change * (%)
Sales of copper and copper products	t	552 275	261 662	**286 254**	109.4
Silver sales	t	1 250	622	**610**	98.1
Average copper prices on the LME	USD/t	3 684	3 333	**6 070**	182.1
Average silver prices on the LBM	USD/troz	7.31	7.06	**10.95**	155.1
Average exchange rate per NBP	PLN/USD	3.23	3.18	**3.16**	99.4
Unit copper production cost	PLN /t	7 723	7 463	**8 984**	120.4
Unit copper production cost	USD/t	2 388	2 350	**2 840**	120.9

** I-VI 2005 = 100%*

In the first half of 2006 revenues from the sale of copper and silver represented 96.8% of revenues from the sale of products, and were higher by PLN 1 951 394 thousand, i.e. by 57.9% in relation to the comparable prior period.

Other operating activities recorded a loss of PLN 125 091 thousand, of which:

	'000 PLN
- the creation and release of provisions	(114 830)
- donations and subsidies received and granted	(5 061)
- fees paid to non-obligatory organisations	(1 867)
- loss from the disposal of non-financial, non-current assets	(1 021)
- other (including: settlement of local taxes, recovery from and costs of liquidation of elements of non-current assets, adjustments in value of assets)	(2 312)

Profit on financial activities amounted to PLN 60 555 thousand, and was composed of the following:

	'000 PLN
- interest received and paid	39 153
- excess of exchange rate gains over losses	27 233
- revaluation of investments	19 677
- creation of provisions for certain liabilities	(14 031)
- revaluation of the provision for mine closure costs	(9 332)
- loss from the disposal of investments	(3 997)
- other (including annulment of the allowance created for debtors due to financial operations)	1 852

The profit before tax was reduced by income tax of PLN 368 094 thousand. The following table illustrates the adjustment of profit before taxation to taxable income, in accordance with the tax law:

Table 16. Adjustment to profit before taxation by the change in taxable base ('000 PLN)

Profit before taxation	**2 215 976**
Adjustment of revenues, of which:	(1 181 839)
increase of revenues	157 249
decrease of revenues	1 339 088
Adjustment of costs, of which:	1 209 769
increase of costs	669 518
decrease of costs	1 879 287
Other adjustments (of which donations of PLN 3 692)	(3 962)
Taxable income	**2 239 944**

The tax calculated using a rate of 19% of the taxable base was PLN 425 589 thousand, which was decreased due to an adjustment to prior period taxation of PLN 59 thousand and due to temporary differences by PLN 57 436 thousand.

5. FINANCIAL RATIOS

Basic economic relationships describing the activities of the Company are shown below:

Table 17. Liquidity and profitability ratios

	2005	I-VI 2005	I-VI 2006
Current liquidity (multiple)	1.39	1.39	**1.02**
Quick liquidity (multiple)	0.99	0.83	**0.80**
ROA - return on assets (%)	20.9	10.7	**14.8**
ROE - return on equity (%)	36.8	17.7	**38.7**
Debt ratio (%)	28.2	23.5	**49.2**
Durability of financing structure (%)	70.6	76.1	**49.7**

The continued good situation on the metals market, and consequently the high level of profit led to an improvement in the return on assets and on equity. The increase in short-term liabilities due to dividends (PLN 2 billion – paid on 2 August 2006) caused a deterioration of the debt ratio, the financing structure and in the liquidity ratios.

6. OPERATING COSTS

Operating costs during the first half of 2006 in relation to the comparable prior period increased by 35.2%, i.e. by PLN 864 063 thousand, of which:

- the total cost of products sold by 33.0%, i.e. by PLN 797 557 thousand, including:
  - copper by 31.4%, i.e. by appx. PLN 621 mln (including 70% due to an increase in cathode manufacturing costs, including 29.9% due to an increase in the amount of products sold),
  - silver by 33.3%, i.e. by appx. PLN 110 mln (mainly due to an increase in silver manufacturing costs – the volume of sales decreased by 2.0%),
- the value of goods for resale and materials sold by PLN 66 506 mln.

The total unit cost of copper products sold represents appx. 78.2% of operating costs.

Table 18. The unit cost of electrolytic copper production

	Unit	2005	I-VI 2005	I-VI 2006	Change * (%)
Total unit cost of copper production	PLN/t	7 723	7 463	**8 984**	120.4
	USD/t	2 388	2 350	**2 840**	120.8
Total cost of copper production from internal charges	PLN/t	7 356	7 038	**7 245**	102.9
Total cost of production from external charges	PLN/t	11 790	10 977	**19 167**	174.6

** I-VI 2005 = 100%*

The total unit cost of copper production in relation to the comparable prior period of 2005 increased by 20.4%, i.e. by 1 521 PLN/t, mainly due to an increase in the value of smelter charges:

- external (by 162.2%, i.e. by 1 838 PLN/t),
- internal (by 9.8%, i.e. by 490 PLN/t)

alongside:

- an increase in the value of anode slimes by 659 PLN/t (decreasing the cost of copper production), and
- a lower cost of smelter processing by 136 PLN/t.

Costs by type increased by 41.1%, i.e. by PLN 1 058 956 thousand, of which purchased external smelter charges increased 4.5-times, i.e. by PLN 878 758 thousand. Other costs by type increased by 7.8%, i.e. by PLN 180 198 thousand, including mainly:

- labor costs: o 5.6%, i.e. by PLN 49 982 thousand,
- external services by 11.9%, i.e. by PLN 48 703 thousand (transport, maintenance, preparatory mining work),
- depreciation by 19.3%, i.e. by PLN 27 544 thousand,
- energy consumption by 8.4%, i.e. by PLN 25 286 thousand.

The structure of costs by type is shown in the table below:

Table 19. The structure of costs by type (%)

	2005	I-VI 2005	I-VI 2006
Depreciation	5.6	5.5	**4.7**
Materials and energy consumption	36.0	37.5	**51.8**
including external charges	8.7	9.8	**31.1**
External services	17.0	15.9	**12.6**
Labor costs	35.2	34.6	**25.9**
Taxes and fees	4.7	4.8	**3.5**
Other	1.5	1.7	**1.5**

7. RISK MANAGEMENT

In the first half of 2006 copper hedging strategies represented appx. 30% of sales of this metal realised by the Company. In the case of silver sales this amounted to appx. 39%. In the case of the currency market, hedged revenues from sales represented appx. 11% of total revenues from sales realised by the Company.

Transactions hedging metals prices were settled with a negative result, while currency transactions were settled with a positive result. In the first half of 2006 the result on derivative instruments was at the level of PLN (935 775) thousand, of which PLN (931 777) thousand adjusted revenues from sales (the amount transferred from equity to the income statement during the financial period), while PLN (3 997) thousand represented financial costs (loss from the disposal of investments).

In the first half of 2006 the Company implemented copper price hedging strategies of a total volume of 84 thousand tonnes and a time horizon falling in 2007. The Company made use of options and swaps. Additionally, during this period the Company implemented adjustment hedge transactions in a total volume of 7.45 thousand tonnes and a time horizon falling in June and August 2006.

In the case of the silver market, during the analysed period strategies were implemented for hedging the price of this metal in a total volume of 3 mln troz (appx. 93 tonnes) and a time horizon falling in 2007, using options instruments. In the first half of 2006 adjustment hedge transactions were also implemented on the silver market in a total volume of 1 550 781 troz (appx. 48 tonnes) and a time horizon falling in July 2006, of which 644 889 troz (appx. 20 tonnes) were closed during the financial period.

In the first half of 2006 the Company implemented adjustment hedge transactions on the gold market in a volume of 6 912 troz (appx. 215 kg) and a time horizon falling in August 2006.

With respect to activities on the currency market, the Company during this period implemented strategies hedging the USD/PLN rate in a nominal amount of 90 mln USD and a time horizon falling in the fourth quarter of 2006, using options instruments and forward contracts. In addition, during the period described adjustment hedge transactions were implemented in a nominal amount of 61.37 mln USD and a time horizon falling in June and July 2006, of which 9.06 mln USD were closed during the financial period.

The Company remains hedged for a portion of copper sales planned for the second half of 2006 (105 thousand t), as well as in 2007 (174 thousand t), for a portion of silver sales planned for the second half of 2006 (4.5 mln troz) and in 2007 (4.5 mln troz), as well as for a portion of revenues from sales (currency market), planned to be achieved in the second half of 2006 (330 mln USD) and in 2007 (135 mln USD).

The Company continuously monitors the commodity and currency markets, which are the basis for taking decisions on implementing hedging strategies.

A detailed description of the risk management policy of the Company together with an identification of the main types of risk may be found in additional explanatory notes Nr 1.2.10-12.

8. CONTESTED ISSUES

At 30 June 2006 the total amount of unresolved contested issues both by and against the Company amounted to PLN 145 105 thousand, including debtors of PLN 84 835 thousand and liabilities of PLN 60 270 thousand.

The largest proceedings being pursued by the Company as respects debtors as at the end of the first half of 2006 relate to:

- **debtors due to additional payment from net profit for 1996**

  The amount contested is PLN 23 729 thousand. On 3 July 2003 the Company appealed the decision of the Legnica branch of the Tax Office in Wrocław to the Wrocław branch of the Supreme Administrative Court (known as the NSA). As a result of this appeal being overturned, the Company submitted a cassation appeal to the NSA in Warsaw. By a decision dated 30 June 2004 the NSA overturned the cassation appeal of the Company. On 7 December 2004 the Company submitted a constitutional appeal to the Constitutional Tribunal. At 30 June 2006 this appeal had not yet been heard.

- **corporate income tax for 2001**

  The amount contested is PLN 8 736 thousand. On 13 September 2004 the Company submitted an appeal to the Regional Administrative Court in Wrocław of a decision of the Tax Office in Wrocław, charging the Company with additional obligations as respects payment of corporate income tax of 2001. At 30 June 2006 the Court had not passed a decision in this matter.

- **property tax on underground mining works for 2005**

  The amount contested is PLN 3 699 thousand. By a decision dated 14 September 2005 the Mayor of Lubin set the amount of liabilities of the Company as regards the property tax on underground mining works for 2005. In the opinion of the Company underground mining works are not subject to taxation. The Administrative Court of Appeals in Legnica upheld the decision as regards the property tax. On 20 April 2006 the Company appealed the decision to the Regional Administrative Court in Wrocław. At 30 June 2006 this appeal had not yet been heard.

With respect to liabilities the largest contested proceedings underway according to the law as at 30 June 2006 relate to:

- **payment of damages due to a loss of water quality** from the AQ1 and AQ2 water supplies by the activities of the Lubin mine of KGHM Polska Miedź S.A. on the terrain of the municipality (Gmina) of Warta Bolesławiecka
  The amount contested is PLN 11 839 thousand. The suit dated 24 March 2003 was submitted to the Regional Court in Legnica, Section I (Civil cases) by BOBMARK INTERNATIONAL Sp. z o.o. with its registered head office in Warsaw. The Regional Court admitted as evidence in this matter opinions regarding an explanation of the causes of the deterioration of water quality, evaluation of the possibilities of selling the source water and determining the actual level of benefits lost by the plaintiff. On 30 June 2006 the Company was informed that an opinion had been issued in favor of the Company in this matter. The court has given a month's time for the Parties to express their attitudes towards this opinion. Proceedings are in progress.

- **fee for use of a patent** for the period 1 January 1997 to 31 December 2002.

The amount contested is PLN 10 602 thousand. The suit of TKW Combustion Sp. z o.o. in Głowno was submitted to the Regional Court in Świdnica, Section VI Economic Cases, on 30 July 2003. In the opinion of KGHM Polska Miedź S.A. this suit is groundless due to the fact that the basis for utilisation of this project is licensing agreement 1/91 dated 25 July 1991, authorising the Company to make use of this project for an indefinite period, with a licensing fee only for the first five years of use of the project. The Court, in a ruling dated 13 January 2004, suspended the proceedings until the matter of the patent for the invention is decided. The proceedings on invalidation of the patent had not been concluded at 30 June 2006.

9. REALISATION OF FINANCIAL FORECASTS

In a current report dated 30 January 2006 the Company published the assumptions to the Budget for 2006 approved by the Supervisory Board at its meeting on the same day. Due to the significant increase in copper and silver prices on global markets the Company prepared an adjustment to the Budget. The initial assumptions of this adjustment were published in the quarterly report for the first quarter of 2006 dated 5 May 2006.

In a current report dated 14 July 2006 the Company published the assumptions to the adjusted Budget for 2006 approved by the Supervisory Board at its meeting on the same day. The adjusted Budget foresees the achievement in 2006 of revenues from the sale of products, goods for resale and materials of PLN 10 196 mln and a net profit of PLN 3 383 mln.

Details of the basic assumptions of the Budget for 2006 are presented below:

Table 20. Realisation of Company Budget for 2006 after the first half of 2006

	Unit	Budget *	Initial assumptions of adjusted Budget **	Adjusted Budget ***	I-VI 2006	Advance on plan (%)
Copper prices	USD/t	4 200	5 800	5 800	**6 070**	104.7
Silver prices	USD/troz	8.00	11.00	11.00	**10.95**	99.5
Exchange rate	PLN/USD	3.15	3.25	3.15	**3.16**	100.3
Total unit cost of	PLN /t	8 910	9 045	8 880	**8 984**	101.2
electrolytic copper production	USD/t	2 829	2 786	2 820	**2 840**	100.7
Electrolytic copper production	'000 t	565	550	550	**272**	49.5
Silver production	t	1 127	1 156	1 156	**639**	55.3
Revenues from the sale of products, goods for resale and materials	mln PLN	8 117	10 473	10 196	**5 602**	54.9
Net profit	mln PLN	1 839	3 489	3 383	**1 996**	59.0

** Forecast published in current report dated 30 January 2006*
*** Forecast published in quarterly report for the first quarter of 2006 dated 5 May 2006*
**** Forecast published in current report dated 14 July 2006*

In the first half of 2006 the Company achieved revenues from sales of PLN 5 602 mln, meaning 55% of the plan had been achieved. A net profit of PLN 1 996 mln was earned, representing 59% of the plan for 2006.

The financial results are better than those planned mainly due to higher prices and a higher volume of copper sales, alongside negative results from the settlement of hedging transactions.

The total unit cost of electrolytic copper production in the first half of 2006 was 8 984 PLN/t which is higher by 1.2% than planned in the Budget for 2006 (8 880 PLN/t), mainly due to the higher value of external charges consumed.

The macroeconomic assumptions to the adjusted Budget were approved based on the prudence principle. If current conditions are maintained on the metals markets, the financial results of the Company in 2006 will be higher than those set forth in the adjusted Budget.

Signatures of all Members of the Management Board			
	First, Last name	**Position/Function**	**Signature**
5.09.2006	*Krzysztof Skóra*	PRESIDENT OF THE MANAGEMENT BOARD	
5.09.2006	*Maksymilian Bylicki*	I VICE PRESIDENT OF THE MANAGEMENT BOARD	
5.09.2006	*Marek Fusiński*	VICE PRESIDENT OF THE MANAGEMENT BOARD	
5.09.2006	*Stanisław Kot*	VICE PRESIDENT OF THE MANAGEMENT BOARD	
5.09.2006	*Ireneusz Reszczyński*	VICE PRESIDENT OF THE MANAGEMENT BOARD	

METHODOLOGY USED IN THIS REPORT

Assets financing ratios:

Level of assets coverage by equity – ratio of equity to total assets,

Level of non-current assets coverage by equity – ratio of equity to non-current assets,

Level of non-current assets coverage by long term capital – ratio of equity, provisions for liabilities and long term liabilities to non-current assets,

Level of current assets coverage by short term liabilities – ratio of short term liabilities and special funds to current assets.

Liquidity and profitability ratios:

Current liquidity – ratio of current assets to short term liabilities,

Quick liquidity – ratio of current assets, minus inventory, to short term liabilities

ROA – return on assets (%) – ratio of net profit to total assets x 100,

ROE – return on equity (%) – ratio of net profit to equity x 100,

Debt ratio (%) – ratio of liabilities, accruals and deferred income to total equity and liabilities,

Durability of financing structure (%) – ratio of equity, long term provisions for liabilities and long term liabilities to total equity and liabilities.

LIST OF TABLES, DIAGRAMS AND CHARTS